SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2009	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: March 9, 2009	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	2008 Annual Report to Shareholders

Annual Meeting
The Annual Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Wednesday, May 13, 2009, Agrium Place, 13131 Lake Fraser Drive S.E., Calgary, Alberta. Shareholders of record on March 23, 2009, are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site at www.agrium.com.

2   Agrium / 2008 Annual Report

This was an extraordinary year not only for Agrium and the agriculture sector, but also for the global economy. It was a year filled with dramatic swings in commodity and share prices, and it ended with the world facing what many believe will be the largest downturn in the world economy since the 1930s. I firmly believe that Agrium will continue to achieve solid results during this period of great uncertainty. Your Company is financially well-positioned, and more importantly, we are an integral link in providing food to a growing world. Food is the one product that takes priority over all other commodities. Consumers can postpone buying a new television, automobile or appliance, but food is fundamental in that it sustains life and is an important component of economies in wealthy and developing countries alike. Those in developing economies have recently incorporated higher quality food into their everyday diets, and they will do everything they can to maintain these diets.
Additionally, amid the recent market turmoil, and its impact on Agrium’s share price, one could easily overlook two simple yet important facts:
•	In 2008, Agrium shattered previous records for net sales, profits and earnings and we start 2009 in an excellent financial position.

•	We believe that the outlook for 2009 and beyond remains solid due to the agriculture industry’s underlying strong fundamentals, our competitive advantages and the successful implementation of our growth strategy over the past four years.

2008 Annual Report / Agrium   3

2008 Performance In Review
On a consolidated basis, our net sales were over $10-billion and net earnings totaled a record $1.3-billion ($8.34 diluted earnings per share), far surpassing our previous earnings record of $441-million ($3.25 diluted earnings per share) achieved in 2007. Our 2008 EBITDA reached $2.3-billion, compared to our previous record of $888-million in 2007.
Retail Unit | We more than doubled our retail net sales to $5.5-billion in 2008, compared with $2.5-billion in 2007, largely thanks to our highly successful acquisition of UAP and record crop nutrient prices. Retail gross profit grew to $1.4-billion which was more than double the $676-million earned in 2007 and $495-million in 2006. EBITDA was $560-million compared with $210-million in 2007 and $125-million in 2006. Both our legacy Retail and newly acquired UAP business showed significant gains in EBITDA.
Wholesale Unit | Excellent realized prices and margins for all three of the major nutrients led to Wholesale net sales reaching $4.7-billion compared with $2.8-billion in 2007, and gross profit more than doubling to $1.8-billion in 2008 compared with $874-million in 2007. EBITDA was $1.7-billion, double the $786-million in 2007 and 374 percent higher than 2006’s $352-million figure.
Advanced Technologies Unit | Similarly, our newest business unit saw net sales climb significantly to $352-million, compared with $249-million in 2007 and $101-million in 2006. EBITDA has grown dramatically over the past three years with $50-million in 2008, $29-million in 2007, and $7-million in 2006.

*EBITDA = Net earnings before interest expense, income taxes, depreciation, amortization and asset impairment

1.	2008 Wholesale EBITDA is adjusted for $45-million EAgrium investment writedown.

2.	2006 Wholesale EBITDA is adjusted for $136-million asset impairment related to the Kapuskasing phosphate mine and associated Redwater phosphate facility assets.
We continued to make progress on our strategy of diversifying our earnings base as evidenced by our 2008 results, with the contribution to our EBITDA by product and business unit continuing to move toward a more stable earnings base. Earnings from all three business units increased significantly, but the most notable difference in the earnings profile was within the Wholesale business unit, where the contributions from nitrogen, phosphate and potash were much more evenly distributed than in the past, with nitrogen contributing 29 percent (45 percent in 2007), potash 26 percent (15 percent in 2007) and phosphate 17 percent (10 percent in 2007) of Agrium’s total EBITDA for its three strategic business units. Retail’s contribution also expanded from 21 percent in 2007 to 25 percent of total EBITDA for Agrium’s three strategic business units in 2008.

4   Agrium / 2008 Annual Report

Recent Market Forces
While 2008 was an excellent year, a unique combination of factors had a significant impact on crop nutrient demand and prices in the fourth quarter,specifically:
•	The global financial crisis tightened credit availability for many international buyers of many commodities and other products, including grains and all crop nutrients.

•	Lower international demand, reduced crop and energy prices added to market uncertainty and resulted in a significant decline in phosphate and nitrogen prices. These factors resulted in many North American farmers deferring much of their fall 2008 crop nutrient applications to 2009, with the expectation that retail nutrient prices would be lower.

•	Fall demand in North America was impacted by a late harvest, which limited the fall application window for most growers.
Clearly, these factors contributed to an unprecedented reduction in crop nutrient use in North America and on a global basis in late 2008. As a direct consequence of these developments, Agrium and others booked significantly lower sales volumes for all crop nutrients in both the Retail and Wholesale channels in the fall of 2008. Globally, wholesale producers of crop nutrients reduced operating rates for all three nutrients during the fourth quarter of 2008 and in early 2009 due to the temporary reduction in demand, which is expected to impact our first quarter results as well. However, these developments have the potential to create strong demand conditions starting in the second quarter of 2009, as we anticipate growers will try to catch up on crop nutrient applications, as long as crop prices remain strong on a historical basis. Growers are prudent business people and where it makes economic sense, they will plant and Agrium will be there to help them optimize their yields. Furthermore, the reduction in credit availability and additional market uncertainty is expected to reduce or slow future capacity expansions for crop nutrients. This could further tighten the long-term supply demand fundamentals for these products.
Despite our record earnings in 2008 and our expectation of a solid future earnings profile, Agrium’s share price declined in the latter part of 2008, along with many of our peers, suppliers, customers and the broader global equity markets. Market sentiment turned rapidly against commodities, when economic uncertainty in the United States and elsewhere spurred fears of an impending global economic recession. The U.S. financial downturn placed downward pressure on virtually all commodities including oil, natural gas, precious metals and some agricultural products. While our stock price appreciation over the past three years has handily beat the market index, as illustrated in the graph, it slightly underperformed against the broader index over the past year.

2008 Annual Report / Agrium   5

It is important to note that Agrium exited 2008 in a solid financial position. Your Company maintained a strong cash and liquidity position even after significant growth investments were made during the year. Furthermore, we purchased 1.2-million Agrium shares for cancellation through our existing 5 percent normal course issuer bid program, maintained strong investment-grade credit ratings with a strong earnings outlook. I believe that the market will eventually recognize these facts and that we as a company will continue to demonstrate the resilience of our business model.
The Fundamentals Of Growth
Taking a step back and looking beyond the short-term reactionary response of the market to the financial crisis, it is a universal truth that the world must, and will, eat. As previously stated, people may buy fewer cars and flat-screen televisions during an economic recession, they may even dine out less, but they’re highly unlikely to consume fewer calories. For a company whose business is firmly rooted in the fundamentals of agriculture and food production, this bodes well for Agrium’s stability, prosperity and continued growth through the long-term.
To underscore the agricultural sector’s sound fundamentals, consider a few simple facts:
•	Over the past decade, consumption of global grains has increased by an average of 33 million tonnes each year.

•	In the next 12 months, the world will welcome 80 million more people to feed.

•	Even if two-thirds of these people live in developing countries, they will still consume grain. The remainder will prosper on higher protein diets, which demand even greater quantities of grain.

•	Global food demand growth will continue to rise when almost one billion Chinese and Indians migrate to middle class status. This demographic shift, which may be delayed slightly because of the global economic slowdown, will continue to occur.

•	In reviewing global food consumption over the past 35 years, we have witnessed only three downturns in consumption. In every case, this was due to a major crop failure rather than an economic driven event.
We view the recent reduction in nutrient consumption as unsustainable, given that the world has consumed more grain than it has produced six out of the last 10 years. A significant reduction in fertilizer use will impact global crop yields and eventually result in higher crop prices and a return to higher demand for nutrients, seed, crop protection products, services and other crop inputs—the full suite of Agrium’s offerings. While all companies in the agriculture sector are expected to benefit from these factors, I believe Agrium stands out among its peers in its diversity and growth strategy. Agrium is the only company that crosses the entire crop input value chain with three separate business units: Retail, Wholesale and Advanced Technologies. This diversity also brings the benefit of a broader choice of options for countercyclical investment. As one of the world’s largest publicly traded agriculture retailers and crop nutrient producers, we believe Agrium is solidly positioned to weather periodic financial market storms and to flourish well into the future.

6   Agrium / 2008 Annual Report

Growth: The Cornerstone Of Our Strategy
A commitment to growth and diversification, within a framework of financial discipline, will endure as the cornerstone of Agrium’s long-term strategy, irrespective of upheavals in the world’s commodity markets such as we have seen over the past six months. Over the past few years Agrium has successfully transformed our Retail business, created and developed our Advanced Technologies unit into a global leader in the controlled-release nutrient business, grown our international nitrogen operations and continued to expand our potash capacity. We will maintain our focus on countercyclical investment opportunities across the value chain as a key component of our growth strategy, such as our proposal to acquire CF Industries that was announced in late February, 2009.
The success of this strategy was borne out in your Company’s key developments during 2008. This included Agrium’s $2.7-billion acquisition of UAP retail, which closed in May of 2008. This acquisition allowed us to almost double the size of our Retail sales and distribution network, and has resulted in significantly higher earnings potential from our stable Retail earnings. We also purchased a 70 percent equity position in Common Market Fertilizers S.A. in July of 2008, one of Western Europe’s largest fertilizer distribution companies. This provides Agrium with important access to major distribution assets across Europe and expands our international sourcing and distribution business. We exchanged our interest in our Egyptian Greenfield project for a 26 percent interest in an operating Egyptian Nitrogen facility, which provides us with an immediate presence and long-term strategic position in Egypt, that provides additional earnings beginning in early 2009.
The UAP acquisition in particular represents a significant step in our strategy of continued growth and diversification across the agricultural value chain. The combined complementary footprints of the Agrium and UAP retail entities create the largest North American retailer of crop inputs and services, with broader geographic coverage. It significantly expands the scale, size and product diversity of our business and further enhances the stability of our earnings profile. It also strengthens Agrium’s ability to serve and grow its customer base and provides a larger, stronger platform to support our future growth in retail. UAP’s greater concentration in the crop protection products and seed segments provided significant benefits to Agrium by increasing earnings stability and diversity, providing improved purchasing efficiencies, access to 265 proprietary and private label brands and by more than doubling our rapidly growing seed sale business.
Agrium’s 2008 Scorecard & 2009 Priorities
Last year I talked about the importance of setting goals, striving to achieve them and measuring the results and how this three-pronged process is integral to Agrium’s continuous improvement. I also described our key priorities for 2008. I am pleased to report that we delivered on essentially all of them. The following is an overview of these key priorities and our achievements.
Priority: The successful conclusion to the UAP acquisition and subsequent integration of its retail operations into Agrium:
We successfully completed the acquisition of UAP in May 2008. The UAP integration team was very successful in achieving all major timelines and thresholds in 2008. We surpassed our $20-million target for synergies in 2008 despite the later than expected closing of the deal and we anticipate meeting or exceeding our annual synergy target of $80-million in 2009 and $115-million in 2010 and beyond.
Priority: Re-attain our financial targets by utilizing our strong cash flow to reduce debt incurred in the acquisition of UAP:
We achieved our desired financial leverage ratios much sooner than originally forecasted as a result of prudent balance sheet management and strong earnings across all of our business units. In fact, our strong financial position enabled us to implement a share repurchase program that will allow us to purchase up to 5 percent of Agrium’s outstanding common shares less than six months after the $2.7-billion acquisition of UAP. We commenced purchasing shares in late 2008 and have the flexibility to continue this effort in 2009 should we not find suitable opportunities for growth.

2008 Annual Report / Agrium   7

Priority: Progress with the development of our Egyptian nitrogen facility toward its full operation by late 2010:
A major challenge for Agrium in 2008 was local opposition that arose to our original nitrogen project in Egypt. The facility was partially built when the government halted construction early in 2008. While we were clearly disappointed with these events, our project team was successful in facilitating an alternative agreement with the Egyptian Government that maintained a majority of the value of our investment in the project under difficult circumstances. The MOPCO nitrogen facility is a world-scale facility located in a geographic region with highly-competitively priced gas and prime shipping access to key markets. The agreement provides Agrium with a 26 percent equity position in the facility which will generate immediate earnings, and has significant growth potential with the potential to add two additional urea and ammonia trains at the site.
Priority: Complete engineering and the reaching of a final decision regarding the next-phase expansion to our Vanscoy potash operations by the fourth quarter of 2008:
We thoroughly evaluated various expansion options for further opportunities at the Vanscoy facility and have decided to proceed with the next phase of engineering for a single capital expansion project that would ultimately increase the mine’s sustainable annual production capacity to 2.8 million tonnes. The project will commence procurement of long-lead-time equipment in 2009 and is expected to be completed by the second half of 2012. Production would be phased in as new development areas are brought on-stream. Full capacity would be realized by 2015.
Priority: Evaluate projects to improve energy utilization and use alternative fuel for utility streams and alternative feedstock as backup for the Profertil facility:
We successfully utilized imported liquid natural gas as backup feedstock to maintain operating rates at our Profertil facility during the months of tightest natural gas supply in Argentina. We are prepared to again utilize imported feedstock in 2009, if necessary, and will continue to improve the natural gas efficiency of the Profertil facility.
Priority: Make a final decision regarding capacity expansion for our Advanced Technologies controlled-release ESN® product line:
We will proceed with constructing a new ESN® in-market coating facility. The facility will apply ESN® patented technology to urea purchased in the marketplace. The new facility will enable Advanced Technologies to further increase ESN®’s penetration into core U.S. agricultural markets, with a capacity of 110,000 tonnes of ESN® for a capital cost of approximately $35-million expected to be completed in 2010. We will also expand our ESN® capacity by developing production capability of approximately 20,000 tonnes of ESN® annually at our Sylacauga, Alabama facility starting in 2009. These two expansions would bring our total annual ESN® capacity to 325,000 tonnes.
Priority: Identify opportunities to expand our international production and distribution capability beyond North America and Argentina:
We acquired a 70 percent equity position in Common Markets Fertilizer (“CMF”) of Europe. CMF is one of Western Europe’s largest fertilizer distribution companies with annual crop nutrient sales volumes of more than two million tonnes. This acquisition provides Agrium access to over 300,000 tonnes of dry and liquid storage at both port and inland sites across much of Europe, and expands our distribution into France, Germany, Belgium, the U.K., Italy, Bulgaria, Spain, the Netherlands, Ireland, Greece, Denmark and South America.
Priority: Continue to evaluate and act on opportunities for value-added growth across the value chain. In particular, actively explore opportunities to develop a new potash mine in Western Canada and the potential for using gasification-produced feedstock for existing nitrogen facilities. Also, the further expansion of our distribution capabilities across all three business units:

8   Agrium / 2008 Annual Report

We continued to evaluate the potential development of a Greenfield potash mine in Saskatchewan or Manitoba through an extensive seismic and drilling program carried out in 2008. Initial results are very promising and indicate that our undeveloped ore resources are of sufficient quality and quantity to support the development of Greenfield potash facility with an initial two million tonnes of annual capacity. Production from a Greenfield project of this scale would not be expected prior to 2015.
An improved outlook for natural gas supply in North America, declining energy prices and continued high capital construction costs for large projects have reduced the near-term viability of gasification projects. We will, however, continue to monitor and evaluate potential opportunities as market conditions evolve and gasification technologies continue to develop.

In addition to these priorities, on an ongoing basis, we strive to:
•	Continue to improve Environmental Health, Safety & Security (EHS&S) performance by enhancing our processes, setting and achieving aggressive improvement targets and further strengthening employee commitment in these areas;

•	Deliver superior products and services to all our customers; and,

•	Focus on continuous improvement and adoption of best practices to further enhance our corporate-governance processes.
Our key priorities in 2009 will be:
•	To fully integrate UAP into our Retail unit and capture $80-million in synergies in 2009, and be in a position to realize the full synergies of $115-million by December 31, 2010;

•	To progress our brownfield potash expansion project, including the development of the potash reserves in our Vanscoy South Block in preparation to supply the expansion, procure long lead time equipment items and complete engineering on expansion to Class III estimate status;

•	To complete an expansion of ESN® capacity at Sylacauga, AL and start construction of a new ESN® in-market coating facility;

•	To continue to evaluate Retail and Wholesale countercyclical growth opportunities in the Americas and internationally;

•	To determine the feasibility of debt financing, re-permitting and ultimate completion of two additional urea trains at the MOPCO site in Egypt;

•	To identify international expansion opportunities for proprietary Advanced Technologies products;

•	To enhance forecasting capabilities in working capital and cash forecasting to optimize Agrium’s liquidity and balance sheet strength; and,

•	To incorporate Agrium’s commitment to superior EHS&S performance in the former UAP and CMF operations.

2008 Annual Report / Agrium   9

Social & Environmental Responsibility
Everything we do can have an impact on our stakeholders and the environment. Our sustainability programs are designed around the basic concept that we will continue to strive to grow positive impacts, while working to reduce negative ones. Agrium is unconditionally committed to the safety and protection of our employees, the environment, and the communities in which we operate. In this regard, our vision on sustainability is: to make an increasingly positive impact on stakeholders while helping feed the world responsibly.
By continually optimizing this equation, we create more value for our stakeholders, support efforts to nourish the world and protect the environment. To ensure we remain focused on this key objective, we set EHS&S performance goals, integrate them into our broader annual goal setting and scorecard processes, and monitor the results as part of a continuous improvement process.
I am very pleased to report that in 2008, we exceeded virtually all of our EHS&S key performance goals, and achieved our best ever EHS&S results. We are particularly proud of our ongoing efforts to improve workplace safety and decrease recordable injury rates. In 2008, our workplace safety index improved by 13 percent and our safety record for injuries improved by 18 percent while our contractor injury rate, which was targeted for improvement from last year, improved by 40 percent. Our environmental incident rate fell to its lowest level ever, exceeding our 2008 goal by 26 percent. The only EHS&S key performance goal that was not achieved was preventable vehicle accident rate, which increased slightly by nine percent and has been targeted for improvement in 2009.
Over the past two years, we have increased our ability to supply nutrients and other crop production products to growers. We have also increased our product offering and capacity to produce and market controlled-release products that not only protect the environment but increase grower profitability. We believe that controlled-release crop inputs have significant growth potential both in the agriculture and non-agriculture market as these products can improve plant growth and yield potential. In particular, controlled-release nutrients are more efficient than traditional fertilizers, as a higher percentage of the nutrient is taken up by the plant, resulting in a lower loss to the environment and higher yields for our customers.
We are well positioned to help meet the global challenge of producing more food in a sustainable manner.
The Reasons We Keep Growing
While growth remains a cornerstone of our strategy, Agrium does not believe in growth for growth’s sake. In every business decision we make, we weigh the potential returns for all of our key stakeholders, including shareholders, customers, employees and the communities in which we operate and where our products are used.
In everything we do, we endeavor to deliver the best possible returns to our shareholders, support our customers with high quality products and services, and demonstrate good corporate citizenship both locally and globally. We enthusiastically continue to pursue new ways to make Agrium a great place to work for our more than 10,000 employees.
For the exceptional results we achieved this year, the entire Agrium team deserves credit and applause. Our growth and outstanding performance in 2008 was also testament to the prudence and forward focus of our Board of Directors.
Given the current global economic climate, it’s fair to say that 2009 may present some new challenges and opportunities. Nevertheless, I feel confident in leading Agrium at a time when the fundamentals of agriculture and the prospects for growth remain strong. All three of our operating business units — Retail, Wholesale and Advanced Technologies — are well positioned to meet the ever-growing demands of the agricultural and nutrient markets.
Michael M. Wilson, President & CEO
February 25, 2009

10   Agrium / 2008 Annual Report

Dear Fellow Shareholders:
Agrium posted a banner year in 2008 in both earnings and growth. Your Company achieved record earnings and completed and integrated the UAP Retail acquisition, expanded into European distribution through the 70 percent of Common Market Fertilizers, and, in early 2009, procured an ownership interest in an operating, low-cost Egyptian nitrogen facility.
Over the past few months, however, we, along with most publicly-traded companies, were caught in the downdraft of significant world economic events that weighed heavily on financial and capital markets.
Despite the recent challenges for the world’s economies, your Company is well positioned to weather the financial storm due to Agrium’s continued commitment to financial discipline within our overarching growth strategy. Furthermore, Agrium produces tangible products and services for supporting and improving society’s quality of life, which have had a consistent demand growth. We provide the crop inputs and services to produce food for a growing world, and we are a leader in the development and sales of environmentally-friendly, controlled-release nutrient products.
As Agrium moves forward, the Board will continue to rigorously perform its corporate governance and stewardship responsibilities. This includes balancing a prudent financial management philosophy with Agrium’s acquisition and growth strategy across the value chain, which includes enhancing profitability from low-cost to serve operations, diversification geographically,and a consistent focus on creating shareholder value.
The Board is cognizant of its responsibility to provide oversight in the definition of the organization’s strategic direction, including acting as a sounding board for management and providing critical review of significant proposed changes to the Company. In our role of overseeing management’s development of Agrium’s strategy, we hold regular sessions with management where we review the Company’s strategic direction and tactical plans. We also monitor management’s implementation of the strategy, approve major transactions, and track the progress and outcomes of these transactions. The Board is ever mindful of the changing economic environment and how those changes may impact the strategy of your Company.

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Over the years, we have strived to be a leader in corporate governance. Our Board applies a comprehensive set of practices, policies, and procedures to ensure the highest levels of transparency, independence, accountability, business ethics, and Director performance. The major corporate governance rating groups continue to recognize Agrium’s Board for their attention to structure, commitment, and performance. According to the Institutional Shareholder Services’ (ISS) Corporate Governance Quotient rating system, we outperformed all of the companies listed on the S&P/TSX Composite Index. Agrium received a rating of 9.5-out-of-10 from Governance Metrics International (GMI), the independent New York-based corporate governance research and ratings agency. Agrium’s Board was tied for 19th place—with a 91/100 score—of all the companies listed on the S&P/TSX Composite Index in the Globe and Mail’s “Board Games” report. Finally, Agrium received a Board Shareholder Confidence Index rating of AAA from the University of Toronto’s Joseph L. Rotman School of Management.
I believe Agrium’s ongoing efforts to maintain and improve our solid relationships amongst management, shareholders, customers, and the Board will further strengthen Agrium’s corporate governance, long-term sustainability, and play a key role in future accomplishments.
I wish to express my appreciation to Agrium shareholders for their confidence in Agrium through these challenging times and express my belief that their confidence in the Company will be rewarded in the years ahead. I also extend my thanks to the Directors, Agrium’s executive leadership team, and all employees and contractors for their dedication and contributions in 2008. It’s a pleasure working with a group of people who are so committed to building and delivering shareholder value and ensuring Agrium’s success today and in the future.
Frank W. Proto, Board Chair
February 25, 2009
Communication And Recognition
Agrium is committed to ongoing, interactive communications with our shareholders through a wide variety of means. One example of this commitment is the number of investor conferences and events at which we speak. During 2008, members of Agrium’s senior management team presented at more than a dozen major investor conferences in the United States, Canada, and the U.K. for current and potential shareholders from across the globe. Also on June 12, 2008, Agrium hosted a one-day investor conference in Montreal, Quebec with over 70 shareholders and analysts. All presentations are webcast and the presentations are archived for a period of time on Agrium’s website.
Mike Wilson, Agrium’s CEO, was honored as Business Person of the Year by Calgary Inc. magazine for his accomplishments in diversifying the company, building a strong management team, and acquiring several large companies making Agrium a strong, vibrant international corporation.
Also in 2008, Agrium’s CFO, Bruce Waterman, was named Canada’s CFO of the Year as voted by a committee of business leaders and awarded by PricewaterhouseCoopers LLP, Financial Executives International Canada, and Caldwell Partners International.
For our acquisition of UAP Holding Corp., Agrium was recognized as the 2007 Canadian Dealmaker of the Year for the Materials Industry. This independent award program recognizes companies that have made significant contributions to the Canadian mergers and acquisitions market as identified by an independent and internationally recognized body.

12   Agrium / 2008 Annual Report

Management’s Discussion & Analysis
Inside the MD&A

12 Forward-looking Statements	67 Financial Condition

14 Executive Summary	68 Liquidity & Capital Resources

15 Vision, Strategy & Key Business Drivers	75 Outstanding Shares

18 Retail Business Unit	75 Off-Balance Sheet Arrangements

30 Wholesale Business Unit	75 Financial Instruments

50 Advanced Technologies Business Unit	78 2008 Fourth Quarter Management’s Discussion & Analysis

57 Other Business Unit	81 Accounting Estimates & New Accounting Standards

58 Outlook	85 Business Risks

62 Key Business Sensitivities	90 Environmental Protection Requirements

63 Consolidated Performance	92 Controls & Procedures
This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities, as well as historical performance for the three years ended December 31, 2008. As you read this discussion, please consider our cautionary notes regarding forward-looking statements (page 92) and our consolidated financial statements and related notes (pages 95 to 126).
Throughout this MD&A (unless otherwise specified), “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium and any of its subsidiaries and our significant equity investments and joint ventures.
The Company’s consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).
All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.
Forward-looking Statements
Certain statements and other information included in this MD&A constitute forward-looking statements as defined under applicable securities legislation. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”,“potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:
•	Disclosures made under the heading “Outlook”;

•	Our 2009 key corporate goals, including expansion and growth of our business and operations;

•	Key drivers for our business and industry trends;

•	The amount and type of future capital expenditures and capital resources;

•	Future cash requirements and long-term obligations;

•	Business strategies and plans for implementing them;

•	Future crop input volumes, prices and sales;

•	Availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	Risk mitigation activities; and,

2008 Annual Report / Agrium   13

•	Our future results and plans, including our recent and proposed acquisitions.
Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:
•	General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the price of crop nutrients and raw materials/feedstock; availability of credit; and access to capital markets;

•	Changes in government policies and legislation regarding agriculture, safety, environment, greenhouse gas and others, including potential imposition of changes to price controls on fertilizers in certain markets;

•	Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; and ability to transport or deliver production to markets;

•	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed;

•	General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; changes in capital markets and availability of credit; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

•	Future operating rates, production costs and sustaining capital of our facilities, including the availability of skilled labor; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian MISR Oil Processing Company, S.A.E. (“MOPCO”) and Argentine Profertil nitrogen project; and,

•	Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions as anticipated, integrate and achieve synergies from any assets we may acquire within the time expected or the performance of those assets; technological changes; and other factors.
All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements and by stated or inherent assumptions. The key assumptions made in connection with these forward-looking statements include the following:
•	Grain and nutrient benchmark prices in 2009 are expected to remain above historic levels and show improvement relative to fourth quarter 2008 levels.

•	High operating rates for the majority of our facilities in 2009, with the exception of routinely scheduled turnarounds at several plants. Our Profertil facility may again be impacted by reduced gas deliverability during the Argentine winter.
The above items and their possible impact are discussed more fully in the relevant parts of this MD&A and the sections headed “Key Business Sensitivities” and “Business Risks”.
Although we believe these assumptions are reasonable, investors should not place undue reliance on forward-looking statements or their key assumptions, which apply only as of the date of this MD&A. There can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law,we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change.
Non-GAAP Financial Measures
Some financial measures referenced in this MD&A are not recognized under generally accepted accounting principles (“GAAP”), including net earnings before interest expense and taxes (“EBIT”) and net earnings before interest expense, income taxes, depreciation, amortization and asset impairment (“EBITDA”), and operating expenses (gross profit less EBIT). Please review the discussion of non-GAAP measures on page 66 when referring to these measures.

14   Agrium / 2008 Annual Report

Executive Summary | “The Fundamentals of Growth”
2008 | Consolidated Financial Performance
In 2008, Agrium’s consolidated net earnings were a record $1.3-billion — $881-million higher than the previous record achieved in 2007 and $1.3-billion higher than 2006. We also achieved record consolidated net sales of $10-billion, almost double last year’s level and more than double net sales in 2006.
Consolidated gross profit in 2008 was $3.2-billion, compared with $1.6-billion in 2007 and $956-million in 2006. Driving this increase in gross profit across all three business units were higher realized net selling prices and margins attributable to a tight supply and demand balance for crop inputs in general, particularly crop nutrients. Agrium’s realized prices for nitrogen increased by 33 percent in 2008 and prices for our potash and phosphate products in 2008 were more than double 2007 levels.
In the second quarter of 2008, we completed our acquisition of UAP Holding Corp. (“UAP”), a large distributor of crop protection products, nutrients, seeds and services in North America. UAP’s contribution to Retail gross profit from the date of acquisition was $505-million and its contribution to EBITDA was $210-million. From the acquisition, we expect to achieve synergies of $80-million in 2009 and $115-million per year thereafter.1
EBIT improved by $1.3-billion over 2007. This improvement in EBIT reflects an increase in gross profit of $1.6-billion offset by an increase in expenses of $351-million.
Gross profit for each of our three operating units was significantly higher than last year as a result of the strength in the agriculture and nutrient markets during the first three quarters of the year, enhanced by the growth initiatives Agrium has undertaken in recent years.
Our net debt to net debt plus equity ratio was 31 percent at the end of 2008; well below our target, even after acquiring UAP in May of 2008 and buying back 1.2 million shares in the fourth quarter of 2008. We ended the year with $374-million in cash, $775-million in available bank and credit lines and our next repayment of long-term debt is $125-million in 2011.
“Despite the global financial forces that impacted virtually every industry during the third and fourth quarters of 2008, Agrium ended the year with results that reflect the quality of our assets and the benefits of diversifying across the agricultural value chain. In 2009, we anticipate continued strong demand for our products and services, which help farmers around the world improve crop quality and yield.”
Mike Wilson, Agrium President & CEO
2008 | Key Results
•	Agrium Inc. | EBITDA reached $2.3-billion due to higher realized prices on nutrients, crop protection products and seed through the first two quarters of 2008, supported by strong Wholesale production and sales for all major products, improved Retail margins and increased ESN® volumes and margins.

•	Retail Unit | EBITDA more than doubled to $560-million compared with 2007. Our legacy Retail operations reported a 67 percent increase in EBITDA year-over-year and UAP operations also contributed significantly to EBITDA.

•	Wholesale Unit | EBITDA also more than doubled, reaching $1.7-billion compared to $786-million in 2007 due to excellent crop nutrient pricing and margins for all three major nutrients.

•	Advanced Technologies Unit | achieved an EBITDA of $50-million — 72 percent ($21-million) higher than 2007 — due primarily to increased ESN® sales margins and volumes.
2008 | Key Developments
•	Spring 2008 | Agrium acquires UAP Holding Corp.
Agrium nearly doubled the size and scope of our Retail business for the second time within three years through the acquisition of UAP —a large distributor of crop protection products, nutrients, seeds and services to growers across North America — in May of 2008. The

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium   15

acquisition resulted in significantly higher earnings potential from our stable Retail earnings base. The addition of approximately 365 retail outlets and eight distribution centers through the UAP acquisition significantly increased our Retail net sales and gross profit in 2008.

•	Summer 2008 | Agrium acquires European distribution network

Agrium purchased a 70 percent equity position in Common Market Fertilizers S.A. (“CMF”), one of Western Europe’s largest fertilizer distribution companies — an acquisition that now gives Agrium an entrance into markets in France, Germany, Italy and the U.K.

•	Early 2009 | Agrium acquires interest in Egyptian Nitrogen facility

Agrium finalized the share swap for a 26 percent equity position in an existing Egyptian nitrogen production facility on January 26, 2009. The 675,000 tonne urea facility started commercial production in the summer of 2008 and it is owned by MOPCO. Two additional production trains are planned. Agrium’s entry into Egypt is consistent with our strategy of investing across the agricultural value chain, establishing positions of low cost-to-serve wholesale assets and diversifying geographically.
2008 | Impact of Global Economic Downturn
•	Commodity markets declined at a rapid rate in the fourth quarter of 2008, in response to the significant downturn in the global economy and tight credit availability internationally. This had a significant impact on crop prices and on the demand and price of crop nutrients. Benchmark urea and phosphate prices both declined by more than 70 percent between the start and the end of the fourth quarter of 2008. International demand for crop nutrients was impacted by reduced credit availability and uncertainty over future price levels. North American demand in the fall of 2008 was further impacted by a shortened fall fertilizer application window, as a result of harvest delays and the deferral of crop nutrient purchases in the fall of 2008 in the anticipation of lower prices in 2009.

•	We anticipate strong demand for seed, crop protection products and most crop nutrient products in 2009, as current crop prices provide economic incentives for farmers to fertilize and protect their crops. We have a favorable outlook for grain fundamentals and expect growers will attempt to make up some of their crop input purchase deferrals from last fall. We expect nitrogen demand to be strong because reductions in nitrogen application rates have immediate impacts on crop yields, while phosphate and potash applications can only be deferred slightly longer before negatively affecting crop yields. We also anticipate strong demand for crop protection products due to higher than average crop prices supporting preventive chemical applications.
The Fundamentals of Growth | Vision, Strategy & Key Business Drivers
Our Mission & Our Vision
“Providing Ingredients for Growth”. This is our Mission.
Our Vision — “To be one of the world’s leading providers of inputs for plant growth by creating value for each of our stakeholders.”
In pursuing our Mission and Vision, Agrium has become one of the world’s largest publicly traded agriculture retailers and producers of crop nutrients. Our products and services play a fundamental role in helping farmers feed a growing world.
Growth has always been a mainstay of our strategy. The result of this strategy and our actions is evident in the growth and diversity we have achieved across all three of our business units over the past few years. Agrium’s level of diversity and rate of growth are among the key aspects that differentiate us from our peers. We evaluate each investment according to our three guiding principles: provide value-added growth, add stability to our earnings and invest in a counter-cyclical manner, all subject to being a disciplined investor. We are able to invest in a counter-cyclical fashion due to our focus on all parts of the value chain. Counter-cyclical investing involves deploying cash flows from the more cyclical parts of our business into more stable and higher growth activities during peak cycle conditions and use cash from our more stable businesses to reinvest in more cyclical activities during trough cycle conditions.
As a fundamental driver to the continued success of our Company, our focus on growth is reflected in each of our core strategic goals:
1.	To invest and grow across the agricultural value chain.

2.	To establish and/or maintain a low cost-to-serve wholesale position.

3.	To diversify geographically.

16   Agrium / 2008 Annual Report

Behind each of these goals is a commitment to financial discipline and to our stakeholders including our customers, investors, suppliers, employees and the communities in which we operate. For more details on our commitment to the environment and the communities in which we operate, please refer to our 2007 Sustainability Report available at www.agrium.com.
Strategic Business Units
We operate and report our business through three strategic business units, each of which has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy.
Retail | 2008 net sales of $5.5-billion
Agrium operates 872 retail centers, 72 terminals and 19 distribution centers in North and South America. In the U.S., we are the largest direct-to-growers distributor of seed, agricultural crop protection products, and crop nutrients.
Wholesale | 2008 net sales of $4.7-billion
Our Wholesale unit produces, markets and distributes nitrogen, phosphate and potash for agricultural and industrial customers around the world. Our facilities are primarily located in North and South America, however, we made strategic inroads into Egypt and Europe over the past year.
In 2008, Agrium produced 6.8 million tonnes of these primary crop nutrients — a number that represents about three percent of global capacity. In addition, we market almost an additional two million tonnes of crop nutrient products for resale through our extensive distribution system in North and South America and Europe.
Advanced Technologies | 2008 net sales of $352-million
Agrium develops and markets controlled-release fertilizer technologies that offer customers economic value and environmental advantages. These products are used in broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets in North America and in China through our investment in Hanfeng. In the U.S. and Canada, we are successfully marketing our ESN® controlled-release products for commodity crops such as corn and wheat.
The “Other” segment is our non-operating business unit where we record the elimination of inter-segment transactions and corporate expenses. Inter-segment transactions are primarily related to sales of crop nutrients to our Retail and Advanced Technologies units from our Wholesale unit.
Net Sales & Gross Profit by Business Unit and Product

Year Ended December 31	2008		2007
(millions of U.S. dollars)	Net Sales	Gross Profit	Net Sales	Gross Profit

Retail
Crop nutrients	2,718	627	1,453	335
Crop protection products	2,115	576	619	181
Seed, services and other	683	223	394	160

Total Retail	5,516	1,426	2,466	676

Wholesale
Nitrogen	1,815	712	1,535	508
Potash	816	632	305	167
Phosphate	847	421	466	118
Other	237	68	200	53
Product purchased for resale	971	(42)	339	28

Total Wholesale	4,686	1,791	2,845	874

Advanced Technologies	352	79	249	55

Other (inter-segment eliminations)	(523)	(73)	(290)	(7)

TOTAL	10,031	3,223	5,270	1,598

2008 Annual Report / Agrium   17

Key Business Drivers
The primary driver for Agrium’s business is the need for the world’s growers to sustain and increase the production of grain, oilseeds and other crops to feed and fuel growing global demand.
Key factors directly impacting our crop input businesses include:
1.	Global grain prices:
•	Higher grain prices typically motivate growers to both expand seeded acreage and increase crop input applications to optimize yields —outcomes that benefit all of Agrium’s business units.

•	Growing populations, rising global GDP, leads to improving diets among the rapidly growing Asian middle-class and expanded bio-fuel production all apply upward pressure to grain consumption and prices, which helps support demand for all crop inputs (crop protection products,nutrients, seed and related services).
2.	Supply and demand balance for the major crop inputs:
•	When crop acreage and crop prices increase, crop input application rates and overall demand is supported.

•	New production facilities and/or facility closures can influence global production capacity and, by extension, the global supply of each nutrient and/or input product.

•	Supply is also tied to global operating rates, which can be affected by the price of the crop nutrient relative to the cost of production. Cost of production is influenced by the price and availability of key raw materials (particularly North American natural gas prices or the cost of sulfur for phosphate production), including the impact of changes in currency valuation, as well as strikes or government actions.
3.	Government policies or actions:
•	Changes in tax structure, environmental compliance and other interventions can positively or negatively impact the cost of doing business in a given region of the world.

•	Government actions that support a country’s agriculture sector (for example, introducing a program that provides additional credit to growers) can have a positive impact on nutrient demand.

•	A change in government policy pertaining to imports, exports or regulated pricing of crop inputs can influence supply, demand and pricing for these products. For example, China temporarily lowered their export tax on nitrogen and phosphate products in late 2008, which increased export availability from China and negatively impacted international prices.
4.	Global and regional GDP:
The rate of growth in GDP impacts demand for our Wholesale industrial products. On a longer term basis, the rate of growth in global GDP can also influence the rate of growth in demand for high protein diets, which in turn raises demand for animal feed and crop inputs.
5.	Environmental, sustainable and economic imperatives:
The increased global emphasis on environmentally, socially and economically sustainable products continues to influence the development and demand for new products, services and practices.

18   Agrium / 2008 Annual Report

In 2008, our Retail operations accounted for over half of Agrium’s consolidated net sales, 44 percent of our gross profit and 24 percent of total EBITDA.

2008 Annual Report / Agrium   19

Strategic Business Unit | Retail Operations
Agrium is the largest agricultural retailer in the U.S., where annual crop input expenditures top $40-billion. Our 2008 Retail net sales totaled $5.5-billion.
Our Retail operations provide a one stop shop providing solutions for growers to optimize their yields and returns. In order to achieve this, we offer the latest technologies and products with a commitment to environmental responsibility, to support our customers as they strive to maximize the yields and quality of their crops. Agrium Retail applies the majority of the products we sell to growers’ fields using the latest equipment, standards and technology.
Retail | Snapshot 2008
•	Net Sales | $5.5-billion in 2008, more than double the $2.5-billion in 2007 and $2.0-billion in 2006

•	Gross Profit | $1.4-billion in 2008, also more than double the gross profit of $676-million in 2007 and $495-million in 2006

•	EBIT | $480-million, compared with $177-million in 2007 and $95-million in 2006

•	EBITDA | $560-million compared with $210-million in 2007 and $125-million in 2006

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A

20   Agrium / 2008 Annual Report

Retail | Operational Geography

Crop Production Services (“CPS”)
All of Agrium’s retail centers across the United States, including the former UAP farm centers and Agrium’s Western Farm Service centers in the Western U.S., have now been re-branded under the name Crop Production Services
Agroservicios Pampeanos S.A. (“ASP”)
With 32 farm centers and $331-million in net sales in 2008, ASP — Agrium’s South American retail network — supplies crop input products and services primarily in the wheat, soybean and corn growing region of Argentina and the fruit growing region of Chile.

2008 Annual Report / Agrium   21

22   Agrium / 2008 Annual Report

Retail | Strategy
As part of our ongoing efforts to maximize shareholder value, Agrium remains steadfast in its commitment to growth. The fundamentals of our business and corresponding business plan remain sound, even amid the upheaval and instability in the world’s commodity markets through the latter part of 2008.
In 2008, the key priority for our Retail business was to close the UAP acquisition and integrate the new business as quickly and efficiently as possible,with a focus on maximizing synergies while ensuring continued superior customer service. We continue to focus on maximizing and growing the base business, providing a stable flow of earnings from our geographically diverse assets, and expanding through acquisitions. Our strategy is grounded in five key principles that have guided our Retail unit for more than a decade:
1.	Commitment to a strict program of performance management with detailed attention to customers and employees.

2.	Growing the business in general and the seed business in particular.

3.	Building relationships with leading growers in each of our markets, allowing us to grow along with our customers.

4.	Focusing expansion in the prime agricultural regions.

5.	Optimizing returns from economies of scale across all products, systems and services.

2008 Annual Report / Agrium   23

Retail | Key Developments in 2008
“The addition of UAP’s business to our own Retail operations is an excellent strategic fit for Agrium and a significant step in our strategy of continuing to grow and transform the Company. The acquisition will significantly expand our geographic base and our product diversity, and it will offer an opportunity to leverage strengths of both companies. It increases the scale, size and diversity of our business, further enhances stability of our earnings profile and strengthens Agrium’s ability to serve and grow its customer base. A key factor to our success will be drawing from the extensive experience of employees from both organizations.” Mike Wilson, Agrium President & CEO

24     Agrium / 2008 Annual Report

Agrium’s Acquisition of UAP
In early December 2007, Agrium entered into a definitive agreement to acquire UAP, one of North America’s largest independent distributors of agricultural and non-crop products. On May 5, 2008, upon receiving a consent decree from the Federal Trade Commission, we successfully completed our acquisition of UAP Holding Corp. at a price of $39.00 per share. The total purchase price was $2.7-billion, the largest acquisition by a Canadian company in 2008. The acquisition was financed from $1.3-billion of net proceeds from our common shares offering in December 2007, borrowings of $1.2-billion under three credit facilities, and $190-million of cash.
The addition of 365 retail outlets and eight distribution centers through the UAP acquisition significantly increased our Retail net sales and gross profit in 2008. For the period of May 5 to December 31, 2008, UAP contributed approximately $2.5-billion to our Retail unit’s net sales and $0.5-billion to gross profit, net of the crop nutrient valuation write-down. Prior to our acquisition in May 2008, UAP had significant earnings for the year which were not included in our consolidated financial statements. Agrium acquired 370 farm centers but divested five of these centers and one Agrium legacy facility.
Through our acquisition of UAP, we expect to capture at least $80-million in synergies in 2009 and ongoing synergies of over $115-million per year in 2010 and beyond. 1 We expect these synergies to come primarily from improved sourcing of products and reduced overhead costs. As part of the integration, we will implement a consistent point-of-sale system and an existing segmentation tool across the organization which will provide management with improved visibility into the operations. The UAP acquisition also significantly expands our private label product offerings in our crop protection products and seed businesses.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium     25

Retail | Financial Results
A combination of factors contributed to our record 2008 results in Retail, including the UAP acquisition, strong global agricultural and crop input markets, and purchases of crop input products from suppliers. Both our legacy Retail operations and our recently acquired UAP business achieved significant increases in net sales, gross profits and earnings over the previous record year in 2007.
Retail net sales more than doubled to $5.5-billion in 2008 compared with $2.5-billion in 2007 and $2.0-billion in 2006. Sales and gross profit rose significantly for all three of our major product lines, as prices for virtually all major crops and crop nutrients soared during the first three quarters of 2008.
Our 2008 Retail EBITDA was $560-million, compared with $210-million in 2007 and $125-million in 2006. Total Retail EBIT was $480-million in 2008, compared with $177-million in 2007 and $95-million in 2006. EBITDA as a percent of net sales was 10.2 percent in 2008, including the UAP and legacy Retail operations, up from 8.5 percent in 2007 and 6.3 percent in 2006. Retail took a write-down of $93-million resulting principally from changes in valuations of future purchase commitments for crop nutrients.
Retail Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Net sales	5,516	2,466	1,975	3,050	491
Cost of product	3,997	1,790	1,480	2,207	310
Inventory and purchase commitment write-down	93	—	—	93	—

Gross profit	1,426	676	495	750	181
Selling expenses	788	442	361	346	81
General and administrative	59	21	23	38	(2)
Depreciation and amortization	80	33	30	47	3
Other expenses (income)	19	3	(14)	16	17

EBIT	480	177	95	303	82

EBITDA	560	210	125	350	85

EBITDA as percent of net sales	10	9	6

Retail | Expenses
Retail selling expenses rose to $788-million in 2008, compared with $442-million in 2007 and $361-million in 2006. The majority of the increase was due to the addition of the UAP retail business. The purchase of UAP’s assets in the second quarter of 2008 added approximately $270-million in Retail expenses this year. Higher expenses were also due partly to an increase in sales activity in the first half 2008 and integration expenses associated with the UAP acquisition. Total selling expense as a percentage of net sales for 2008 decreased significantly to 14.3 percent, compared with 17.9 percent in 2007 and 18.3 percent in 2006.
The reduction in selling expense as a percent of sales was due to the addition of UAP’s business. UAP’s selling expenses as a percentage of revenue have historically been significantly lower than Agrium’s legacy Retail operations. UAP’s lower ratio is due to its significant wholesale crop protection business and geographic areas where customers require reduced levels of service and have lower associated costs than our legacy operations. For our legacy Retail operations, selling expenses as a percent of net sales declined about one percent as compared to the prior year, primarily due to the large increase in sales prices for all major crop nutrients in 2008 versus 2007.

26     Agrium / 2008 Annual Report
Retail | Products & Services
Crop Nutrients | Products & Services
Crop nutrient sales account for approximately 50 percent of Agrium’s Retail net sales. We provide a full line of crop nutrient products, including; nitrogen, phosphate, potash, sulfur and micronutrients in liquid and dry forms. We typically mix crop nutrients in custom blends based on requirements by field for each customer. To determine optimal application rates we often use soil fertility and/or leaf tissue sample testing techniques to determine current nutrient levels and combine this with an analysis of the soil type, the crop being grown, and yield objectives.
Our Retail operations procure crop nutrient products at market prices from a variety of producers and wholesalers, including inter-company purchases from Agrium’s Wholesale unit. In 2008, our North American Retail operations purchased approximately 15 percent of their crop nutrients from our Wholesale operations.

The Forces of Demand	|	Growers apply nutrients to their croplands to optimize yields. Crops naturally utilize and draw nutrients from the soil as they grow, and Agrium is in the business of helping growers replenish these soil nutrients to maintain soil fertility for generations to come.
Crop Nutrients | Financial Results
Crop nutrient net sales reached $2.7-billion in 2008, compared with $1.5-billion in 2007 and $1.1-billion in 2006. This year’s significant increase in sales was due to the contribution from UAP’s business, which accounted for $0.8-billion in sales, as well as stronger sales prices for all major nutrients.
Crop nutrient sales volumes increased approximately 17 percent over last year to 4.9 million tonnes in 2008, due entirely to the UAP acquisition. Crop nutrient sales volume was lower at both the UAP and legacy operations, with sales volumes through our legacy business down approximately 27 percent compared with 2007. The reduction in volumes was due to a mix of factors including; lower U.S. corn acreage and weather delayed spring season in 2008, the late harvest and market uncertainties for crop and nutrient prices in the fall of 2008 resulting in growers deferring fall nutrient applications.
Total gross profit for crop nutrients increased to $627-million in 2008, compared with $335-million in 2007 and $217-million in 2006. Crop nutrient margins on a percentage basis were 23.1 percent in 2008, essentially identical to the figure in 2007 and higher than the 20.4 percent in 2006. The 2008 figure is a combination of Agrium’s legacy operations and UAP’s lower margin business. Agrium’s 2008 legacy margins percentage increased by 7 percent, and UAP’s margins were up slightly compared with the similar period last year. A significant portion of the increase in margins this year was due to the appreciation of wholesale crop nutrient prices in the last quarter of 2007 and the first quarter of 2008.

2008 Annual Report / Agrium     27
Retail Performance – Products & Services

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Crop nutrients
Net sales	2,718	1,453	1,065	1,265	388
Cost of product	1,998	1,118	848	880	270
Inventory and purchase commitment write-down	93	—	—	93	—

Gross profit	627	335	217	292	118
Gross profit (%)	23.1	23.1	20.4

Crop protection products
Net sales	2,115	619	591	1,496	28
Cost of product	1,539	438	437	1,101	1

Gross profit	576	181	154	395	27
Gross profit (%)	27.2	29.2	26.1

Seed, services and other
Net sales	683	394	319	289	75
Cost of product	460	234	195	226	39

Gross profit	223	160	124	63	36
Gross profit (%)	32.7	40.6	38.9

Total net sales	5,516	2,466	1,975	3,050	491
Total cost of product	3,997	1,790	1,480	2,207	310
Total inventory and purchase commitment write-down	93	—	—	93	—

Total gross profit	1,426	676	495	750	181

Crop Protection Products | Products & Services
Crop protection products accounted for 38 percent of our Retail net sales in 2008. This product grouping includes herbicides, fungicides, adjuvants,and insecticides that help growers maximize yields by optimizing crop health and reduce losses to weeds, diseases and insects. We offer a vast range of quality products as demand for these products varies by crop, region weather and pest pressure. In the Western U.S., where we offer over 2,500 different crop protection products, the top five products account for about 10 percent of sales. Glyphosate is the most significant crop protection product we sell.
As a result of our broad market scale and scope, we provide agricultural input suppliers with an efficient means to access a highly fragmented customer base of growers and small dealers. We distribute agricultural inputs and professional non-crop products purchased from the world’s leading crop protection product companies. We are the largest distributor of crop protection products and have long-standing relationships with these companies.
In addition to products we purchase from third parties, we market over 200 key proprietary branded products under the Loveland Products, Inc. (“LPI”) brand name across North and South America and in approximately 30 countries worldwide. LPI operates three formulation facilities with a combined production volume of over 200 million pounds per year located in Greeley, Colorado, Billings, Montana and Greenville, Mississippi. These facilities produce our proprietary adjuvants, herbicides, insecticides and fungicides.

The Forces of Demand	|	As crop prices rise, growers increasingly embrace the use of crop protection products to maintain and improve plant health. These products can increase crop yields by countering crop disease pressures. Demand for crop protection products can be contingent on weather conditions, which affect the degree of pest pressure in a particular region or crop. The cyclical nature of insect infestations and crop diseases also influences demand.
We believe the overall volume of crop protection product sales has remained largely unchanged to slightly lower over the past decade, as the growing use of genetically modified or enhanced seed varieties has reduced the need for such products. However, this trend has been largely offset over the past few years by the increased use of fungicides for enhancing plant health and by increased weed resistance to the popular glyphosate products, which has bolstered demand for crop protection products to control weed growth.

28     Agrium / 2008 Annual Report

Crop Protection Products | Financial Results
Crop protection net sales increased over three-fold to $2.1-billion in 2008, compared with $619-million in 2007 and $591-million in 2006. The majority of the increase was due to the addition of UAP’s significant crop protection products business. This crop protection products business encompasses a wholesale business, including formulation and sales of a wide range of crop protection products to a broad range of distributors and retailers, as well as a retail business which provides products directly to growers through our wholly-owned farm centers. Net sales and gross profit were also supported by a significant increase in glyphosate prices in the first three quarters of the year, which resulted in inventory appreciation.
Total gross profit for crop protection products increased to $576-million, compared with $181-million in 2007 and $154-million in 2006. Crop protection product margins were 27.2 percent for 2008, compared with 29.2 percent for 2007 and 26.1 percent for 2006. The reduction in margins is due solely to the addition of UAP’s lower margin wholesale crop protection business. Margins improved significantly on a year-over-year basis for both Agrium’s legacy operations in 2008 versus 2007 and for UAP.
Seed, Services and Other Products | Products & Services
Agrium’s farm centers are gaining traction as important sources of seed for growers within the $12-billion U.S. seed industry. We procure seed from major global suppliers, offering their branded seed as well as our own seed brand, Dyna-Gro. In selecting Dyna-Gro seed, Agrium’s seed specialists match variety strengths with soil and growing conditions unique to each market.

The Forces of Demand	|	We market most of our branded seed products in the Corn Belt and cotton markets. Corn, wheat, soybean and cotton seeds account for over 80 percent of our total seed sales. We have seen a rapid increase in our seed sales, and our goal is to continue to grow this area of our business.
To help our customers achieve optimal results from their crop nutrient and crop protection product purchases, Agrium offers services such as crop input product application, soil and leaf tissue testing and analysis, and crop scouting. Employing a large fleet of application equipment—some of it equipped with global positioning system (“GPS”) technology for precision application—we apply fertilizer and crop protection products at optimal rates. In recommending the type and timing of specialty crop applications, our crop consultants consider factors such as humidity, wind speed, leaf wetness, temperature, time until harvest and future planting intentions. Thorough evaluation of these and various other factors helps ensure that crop nutrient and crop protection products are applied at the right rate, time and place for optimal results.
As part of our commitment to optimizing application rates and minimizing losses during crop input applications, we operate approximately 1,400 wireless remote weather stations throughout our western region that collect field-specific weather-related data and monitor soil moisture conditions. Proprietary software interprets this data to predict plant diseases and insect infestations. Our crop advisors then develop specific “just in time” crop protection recommendations. This is particularly important given how quickly insects or diseases can reduce yields.
Seed, Services and Other Products | Financial Results
Net sales for seed, services and other products also increased significantly in 2008 to $683-million from $394-million in 2007 and $319-million in 2006. The increase in sales and gross profit for both seed and services was almost entirely due to the addition of UAP’s business. Results from this business were very strong in the first three quarters of the year, although sales and gross profit for application services was impacted by the lower than normal crop nutrient applications in the fall of 2008. Gross profit increased by 39 percent in 2008 to $223-million, compared with $160-million in 2007 and $124-million in 2006.
Seed net sales accounted for about 63 percent, or $432-million, of the 2008 sales in this category. This represents a two-fold increase in seed sales over the prior year. Seed net sales for our legacy Retail operations rose by 14 percent compared with 2007 and 40 percent compared with 2006. Gross profit from seed sales was $71-million in 2008, up significantly from $40-million in 2007 and $29-million in 2006.
Retail services sales were $149-million in 2008 — a 48 percent increase over 2007. We expect demand for seed and services to remain strong in 2009 assuming relatively high crop prices and due to the continued introduction of new seed offerings, which contain a combination of genetic traits (stacked genes), that protect plants against a variety of diseases and pests.

2008 Annual Report / Agrium     29
Retail | Quarterly Results
Our Retail business is seasonal given we market our products and services directly to the agriculture sector. From a sales and gross profit perspective,the second quarter — the spring crop input application period in North America and the fall application period in South America —is Retail’s most important quarter. Due to slower sales activity during the winter months, the first quarter has typically been Retail’s weakest earnings quarter. However, the addition of UAP is expected to change Retail’s quarterly earnings distribution somewhat. A higher proportion of UAP’s business occurs in the southern U.S. growing regions where the application seasons start earlier than in the northern regions. This should support our earnings in the first and third quarters compared to the historical performance in our legacy Retail operations.
Retail Quarterly Performance

			2008					2007				2006
(millions of U.S. dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — Domestic	916	1,482	2,422	365	454	345	1,087	320	326	291	927	266
Net sales — International	106	112	84	29	101	82	60	17	58	51	42	14

Total net sales	1,022	1,594	2,506	394	555	427	1,147	337	384	342	969	280
Cost of product	701	1,178	1,839	279	376	293	869	252	259	252	755	214
Inventory and purchase commitment write-down	93	—	—	—	—	—	—	—	—	—	—	—

Gross profit	228	416	667	115	179	134	278	85	125	90	214	66
Gross profit (%)	22	26	27	29	32	31	24	25	33	26	22	24

Gross profit by product
Crop nutrients	60	160	335	72	83	48	159	45	47	29	109	32
Crop protection products	133	191	223	29	56	50	52	23	49	34	47	24
Seed, services and other	35	65	109	14	40	36	67	17	29	27	58	10

EBIT	(54)	121	409	4	39	17	142	(21)	20	(9)	98	(14)

EBITDA	(32)	148	431	13	47	26	150	(13)	28	—	106	(9)

30     Agrium / 2008 Annual Report

By investing and growing across the
value chain, Agrium’s Wholesale unit has
assembled a substantial, diversified and
increasingly global network of assets.

2008 Annual Report / Agrium     31

Strategic Business Unit | Wholesale Operations
In 2008, we produced 6.8 million product tonnes of the major crop nutrients: 4.0 million tonnes of nitrogen, 1.8 million tonnes of potash, 1.0 million tonnes of phosphate. We also produced 0.3 million tonnes of ammonium sulphate. These crop nutrients were produced at our 13 major production facilities and a number of smaller regional upgrade facilities. Sales of our manufactured products were complemented by our Purchase for Resale business, which marketed approximately 1.8 million tonnes of additional nutrient products in North and South America and Europe in 2008.
Wholesale | Snapshot 2008
•	Net Sales | $4.7-billion — a 65 percent increase compared with $2.8-billion in 2007 and $2.3-billion in 2006
•	Gross Profit | $1.8-billion — double our gross profit of $874-million in 2007 and more than four times the $435-million in 2006
•	EBIT | $1.5-billion compared with $667-million in 2007 and $91-million in 2006
•	EBITDA | $ 1.7-billion — a 112 percent increase over $786-million in 2007 and 374 percent over $352-million in 2006

32     Agrium / 2008 Annual Report
Wholesale | Operational Geography

Wholesale Assets
By prudently pursuing our long-term strategy of investing and growing across the value chain, Agrium’s Wholesale unit has assembled a substantial, diversified and an increasingly global network of assets — from phosphate rock mines, potash mines and nitrogen production facilities to an extensive and growing global fertilizer storage and distribution system.
The primary end consumer for our Wholesale products is the agriculture market — in particular, growers of grains,oilseeds and other crops who want to enhance crop yields and quality. Agricultural buyers account for about 85 percent of our Wholesale sales.
The rest of our sales support a broad range of industrial uses. For example, urea is used for the production of resins in the lumber industry, potash for the recycling of aluminum, and phosphates are used as a retardant material to prevent the spread of forest fires. The majority of our industrial sales volumes come from nitrogen products — primarily ammonia, urea, ammonium nitrate and aqua ammonia — that are produced at our Western Canadian, North Bend and Borger nitrogen facilities and sold in Canada and the U.S.

2008 Annual Report / Agrium     33

Industrial sales are more evenly distributed throughout the year than sales to the agricultural market. Our average sales price in a given quarter will be influenced by the relative weighting of sales to the industrial versus the agriculture markets, particularly for ammonia. The influence of industrial ammonia selling prices tends to be larger in the first and third quarters, which are slower quarters for agricultural sales. Much of the industrial ammonia we sell is priced on a gas index-plus basis, providing increased stability in sales and earnings throughout the year. This is particularly important for ammonia given the challenges of transportation and storage, which allow us to further leverage our extensive ammonia distribution capability throughout the year. Industrial urea sales are usually made based on agricultural market prices.

34     Agrium / 2008 Annual Report

2008 Wholesale Capacity, Production & Sales

(thousands of product tonnes		Nitrogen Volumes			Potash Volumes			Phosphate Volumes
as of December 31, 2008)	Capacity	Production	Sales	Capacity	Production	Sales	Capacity	Production	Sales

North America
Canada	3,345	2,642	1,456	2,050	1,763	108	660	598	529
U.S.	1,273	924	1,733	—	—	800	555	436	377
International	635	399	362	—	—	778		—	—

Total	5,253	3,965	3,551	2,050	1,763	1,686	1,215	1,034	906

2008 Annual Report / Agrium     35
Wholesale | Strategy
Our Wholesale strategy focuses on improving our competitive position by being a low cost-to-serve supplier of crop nutrients, providing superior customer service and concentrating on continuous improvement to our business through:
•	Optimization and incremental expansions of existing facilities and distribution assets;
•	Value-added growth through building new greenfield facilities;
•	Acquisitions in both our manufacturing and distribution functions; and,
•	Global diversification.
To link Agrium more closely to our customers, ongoing investment in our distribution network is a key component of our strategy. Strong distribution capabilities help maintain market access and competitive cost position to supply our customers.
Our Wholesale strategy varies by nutrient or business. For nitrogen, we are focused on ensuring the long-term competitiveness of our products on a delivered cost basis. We will maintain our current focus on optimizing our existing nitrogen assets and expanding our international low-cost position.

36     Agrium / 2008 Annual Report
For phosphate, our strategic focus will continue to be on improving and optimizing our base business.
Our potash strategy focuses on leveraging our extensive ore reserve base by expanding our production capacity in the near and long-term. We intend to proceed with a capital expansion project that would ultimately increase the Vanscoy mine’s annual sustainable capacity to 2.8 million tonnes. 1In 2008, we continued to advance our greenfield potash project by investing over $39-million to evaluate the potash reserves on our land leases in Saskatchewan and Manitoba. We have the people, resources, potash reserves and over 40 years of potash mining experience that will allow us to continue with the geological development. A project of this scope will require significant investment of capital and time with the earliest potential start-up in 2015.
Wholesale | Key Developments In 2008
“We are extremely pleased that we have been able to reach an agreement with the Egyptian Government that allows us to establish an immediate presence and long-term strategic position in Egypt while providing additional earnings and cash flow almost immediately.” Mike Wilson, President & CEO
Egypt Nitrogen Facility Developments
Agrium had been developing its own nitrogen facility project through its 60 percent owned EAgrium venture until construction was halted by the Egyptian government due to local opposition in 2008. This prompted Agrium to negotiate an alternative agreement with the government

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium     37

resulting in Agrium acquiring a 26 percent equity position in an existing Egyptian urea production facility in January of 2009. We took a $45-million write-down, net of non-controlling interests, to our $295-million EAgrium investment in the fourth quarter of 2008 to reflect the difference between the estimated fair value of our MOPCO equity interest and the cost of our investment in EAgrium. The 675,000 tonne urea facility started commercial production in the summer of 2008. Agrium’s portion of the low-cost urea facility is 175,000 tonnes. MOPCO is considering constructing two additional urea trains, which would increase total annual capacity to approximately two million tonnes of urea. If they proceed with the expansion, which is not assured given the requirement for project financing in the credit and financial markets as at the end of 2008, Agrium’s 26 percent interest would increase to approximately 525,000 tonnes annually. 1
Agrium’s entry into Egypt is consistent with our strategy of investing across the agricultural value chain, establishing low cost-to-serve Wholesale positions, and diversifying geographically. MOPCO is a world scale facility located in a region with competitively priced gas and prime shipping access to key markets such as Europe, the United States and Brazil. This expands our global footprint in nutrient manufacturing and distribution, linking us closer to our customers around the world.
Agrium Acquires European Distribution Network
In July 2008, Agrium acquired a 70 percent equity position in Common Markets Fertilizer (“CMF”). Over the past 24 years, CMF has grown into one of Western Europe’s largest fertilizer distribution companies.
CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites across much of Europe. With its head office in Brussels,Belgium, CMF operates through subsidiaries in France, Germany, Belgium, the UK, Italy and Bulgaria, and it also markets products in Spain,the Netherlands, Ireland, Greece, Denmark and South America.
“The CMF acquisition is a key step in our global wholesale distribution strategy and provides us with entrance into markets in Europe as well as one of Europe’s most experienced teams in purchasing, sales, and distribution.” Mike Wilson, President & CEO
Wholesale | Financial Results
Our Wholesale operations achieved record net sales, gross profit and net earnings in 2008. Wholesale net sales increased to $4.7-billion in 2008, compared with $2.8-billion in 2007 and $2.3-billion in 2006. Wholesale EBIT was $1.5-billion in 2008, compared with $667-million in 2007 and $91-million in 2006, while Wholesale EBITDA rose to $1.7-billion from $786-million in 2007 and $352-million in 2006. These excellent results were primarily due to the significant increase in realized crop nutrient prices across all product lines.
Wholesale | Expenses
Wholesale operating expenses (gross profit less EBIT) increased by $106-million to $313-million in 2008, compared with $207-million in 2007 and $208-million before asset impairment in 2006. The increase was mainly due to the $134-million increase in potash profit taxes compared to the previous year, given the dramatic increase in potash margins in 2008, an increase in expenses related to our EAgrium venture and acquisition of CMF. These increases were partially offset by the inclusion of depreciation expense in cost of product starting in 2008 due to a change in Canadian accounting rules.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

38     Agrium / 2008 Annual Report

Wholesale Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars)	2008	2007	2006	2008 vs 2007	2007 vs 2006
Nitrogen
Net sales	1,815	1,535	1,280	280	255
Gross profit	712	508	264	204	244

Potash
Net sales	816	305	213	511	92
Gross profit	632	167	98	465	69

Phosphate
Net sales	847	466	298	381	168
Gross profit	421	118	27	303	91

Other
Net sales	237	200	96	37	104
Gross profit	68	53	27	15	26

Product purchased for resale
Net sales	971	339	382	632	(43)
Gross profit	(42)	28	19	(70)	9

Total net sales	4,686	2,845	2,269	1,841	576
Total gross profit	1,791	874	435	917	439

Selling expenses	29	27	30	2	(3)
General and administrative	24	22	29	2	(7)
Depreciation and amortization	4	119	125	(115)	(6)
Potash profit and capital taxes	162	28	8	134	20
Asset impairment	87	—	136	87	(136)
Other expenses	37	11	16	26	(5)

	1,448	667	91	781	576
Non-controlling interest	(30)	—	—	(30)	—

EBIT	1,478	667	91	811	576

EBITDA	1,670	786	352	884	434

EBITDA as percent of net sales	36	28	16

Wholesale Products & Services | Nitrogen (N)
Nitrogen is crucial to plant nourishment and fundamental to life on the planet. It is a key component of chlorophyll, which gives plants their bright green color; it also plays a critical role in protein formation and boosting crop yields. Plants with adequate nitrogen nutrition show vigorous growth, healthy foliage, increased seed and fruit formation, and higher yields.
Because of its fundamental role in maximizing crop growth, yield and protein levels, nitrogen is the most important nutrient when it comes to world fertilizer production, trade and consumption. It is also the one crop nutrient that is most likely to show the most immediate impact on a crop’s yield if application rates are scaled back within a given growing season. Nitrogen represents almost 60 percent of the total volume of the three major crop nutrients applied globally.
The building block for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to urea, nitrogen solutions (“UAN”) and ammonium nitrate. Ammonia has numerous industrial applications and is also a key input in the production of granular phosphate products.
Marketing and distribution of ammonia requires significant investment in infrastructure and strong transportation partnerships. Agrium is very well positioned within North America’s ammonia industry with an extensive ammonia distribution, storage and transportation network.

2008 Annual Report / Agrium     39

At the end of 2008, we owned and operated six major nitrogen facilities in North and South America — four in Alberta, Canada, one in Argentina and one in Texas, U.S. Together, these six facilities have a combined capacity of 3.3 million tonnes of gross ammonia or approximately 3.2 million tonnes of upgraded nitrogen product. With our recently acquired 26 percent interest in the 675,000-tonne MOPCO low-cost urea facility — we in effect added the equivalent of 175,000 tonnes to our annual nitrogen capacity. While most of our nitrogen facilities produce ammonia and urea, our Redwater, Alberta facility produces all forms of nitrogen products. Our production capacity places Agrium among the world’s top three publicly traded nitrogen producers.
We also own and operate several facilities that upgrade ammonia to other nitrogen products such as UAN and nitric acid. These include facilities in Cincinnati, Ohio; Kennewick, Washington; and Sacramento, California. Our Sacramento location also serves as an import terminal. We have two smaller UAN upgrading facilities in Alberta, Canada, which together produced 65,000 tonnes of UAN and other products in 2008.
The quality and diversity of our nitrogen assets strengthen our competitive position. Our Alberta production facilities benefit from lower gas prices in Alberta than benchmark U.S. gas prices (NYMEX), and we market the majority of our Alberta production to regions adjacent to our production that have historically provided higher sales prices than the Southern U.S. or Corn Belt regions. In Argentina, we benefit from competitively priced regional natural gas supplies and have historically benefited from close proximity to the domestic end market compared to offshore imports. Furthermore, our proximity to the large Brazilian market provides us with a delivered cost advantage over other global exporters. Our equity interest in MOPCO provides an ownership position in one of the lowest cost operating facilities in the world with direct access to major markets in Europe and North and South America.
Nitrogen | Financial Results
Nitrogen Gross Profit
Nitrogen gross profit increased to $712-million in 2008, compared with $508-million in 2007 and $264-million in 2006. The increase was due to higher realized sales prices for all nitrogen products. Urea is the most important product within Agrium’s nitrogen category, accounting for approximately 57 percent of total nitrogen gross profit in 2008.
Nitrogen cost of product increased $100 per tonne over 2007 primarily due to higher North American gas prices and the inclusion of $12 per tonne in depreciation expenses not reflected in product cost in 2007.
Domestic nitrogen sales volumes were 3.2 million tonnes or 11 percent lower than last year. The reduction in sales volumes occurred across all major nitrogen products and virtually all of the reduction took place in the fourth quarter. The lower sales in the fourth quarter was due to the delayed harvest across much of North America, which limited the fall application season, and the decision by many growers to defer crop nutrient application to the spring of 2009 in anticipation of reduced prices. International nitrogen volumes were 362,000 tonnes, a decline of 465,000 tonnes over the previous year, given that the Kenai nitrogen facility is no longer in operation and our Argentine facility was down for an extended turnaround in the fourth quarter of 2008.
Nitrogen margins on a per tonne basis were a record $201 per tonne — 75 percent higher than last year.

40     Agrium / 2008 Annual Report

Nitrogen Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars, except as noted)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Nitrogen Domestic
Net sales	1,662	1,284	962	378	322
Cost of product	1,025	892	845	133	47

Gross profit	637	392	117	245	275
Tonnes sold (‘000)	3,189	3,595	3,274	(406)	321
Margin per tonne	200	109	36

Nitrogen International
Net sales	153	251	318	(98)	(67)
Cost of product	78	135	171	(57)	(36)

Gross profit	75	116	147	(41)	(31)
Tonnes sold (‘000)	362	827	1,275	(465)	(448)
Margin per tonne	207	140	115

Total Nitrogen
Net sales	1,815	1,535	1,280	280	255
Cost of product	1,103	1,027	1,016	76	11

Total gross profit	712	508	264	204	244
Tonnes sold (‘000)	3,551	4,422	4,549	(871)	(127)
Margin per tonne	201	115	58
Selling price per tonne	511	347	281
Cost of product per tonne	310	232	223

Nitrogen Prices
Global and North American benchmark nitrogen prices increased dramatically in the second quarter of 2008, peaked in August and declined rapidly during the fourth quarter. Both benchmark and Agrium’s realized nitrogen prices were significantly higher in 2008 than in 2007 or 2006. For example, global urea prices averaged 60 percent higher in 2008 than 2007, while North American urea prices were 46 percent higher. The global nitrogen market tightened through the first eight months of the year due to growth in global nitrogen demand spurred by rising grain prices and expanded crop acreage. Global urea trade increased in the first half of 2008, partly due to another strong year of growth in demand from India. In April 2008, the Chinese government imposed prohibitive export tariffs on urea, which effectively restricted nitrogen supplies for the world market. The majority of the increase in benchmark prices occurred near the middle of the year and, as is often the case with rapid price changes, there was a delay before Agrium and other wholesale manufacturers realized these higher prices. The delay in realizing the rapid increase in benchmark prices was due to forward sales that influenced the average realized selling price and a government-imposed, $410 per tonne, urea price cap on domestic urea sales in Argentina for most of 2008. In the fourth quarter of 2008, benchmark nitrogen prices declined significantly as a result of reduced global demand due to lower grain prices and the lack of credit availability for international customers.
Source: Blue, Johnson & Associates, The Market, Green Markets

2008 Annual Report / Agrium     41

Nitrogen Product Cost
Our total cost of product increased slightly to $1.1-billion in 2008, compared with $1.0-billion in 2007 and $1.0-billion in 2006. On a per tonne basis, the cost of product was also higher, averaging $310 per tonne in 2008 compared with $232 per tonne in 2007 and $223 per tonne in 2006. The increase in cost was due primarily to a lower proportion of our total production from facilities that had lower cost gas (i.e., Kenai and Profertil), a higher average North American natural gas price in 2008 versus 2007, and the inclusion of depreciation expenses in product costs starting in 2008 due to a change in Canadian accounting rules. This change affects the comparability of wholesale cost of product to previous years. Previously, depreciation was reported below the gross profit line. For nitrogen, the change represents $12 per tonne or $41-million in additional cost of product in 2008 compared with 2007.
Gas Price & Cost
Agrium’s overall natural gas cost was $7.44/MMBtu in 2008 versus $5.78/MMBtu in 2007, due to higher North American gas costs and a lower proportion of gas used at our international facilities this year. The U.S. benchmark (NYMEX) natural gas price for 2008 was $8.94/MMBtu versus $6.92/MMBtu last year.
We purchased approximately 105 BCF of gas in 2008. This was five BCF lower than last year, primarily due to the closure of Kenai in 2007 and reduced production at the Fort Saskatchewan facility in the fourth quarter of 2008. Over the past three years, the average Alberta gas price (AECO) was $1.01 per MMBtu lower than the price of NYMEX gas, benefiting our Alberta production facilities. In 2008, the AECO basis differential averaged $1.14/MMBtu lower than NYMEX.
Our ammonia facility in Borger, Texas — our only nitrogen facility that produces ammonia in the United States — accounted for about 15 percent of our total 2008 gas purchases. Our Borger facility normally has a gas cost advantage versus NYMEX gas prices, this advantage averaged $1.34 per MMBtu in 2008.
Our Profertil nitrogen facility in Argentina has three long-term, low-cost gas contracts denominated in U.S. dollars. These gas contracts are on a fixed-price basis, and they are set to expire in 2011, 2012 and in 2017. These three contracts account for about 80 percent of our gas requirements. Pan American Energy is now the largest supplier, followed by Petrobras and Repsol YPF. For the remaining 20 percent of its gas requirements, Profertil purchases gas through a mix of spot and shorter-term (one and two-year) contracts, also denominated in U.S. dollars. Non-interruptible transportation contracts are in place for all gas. Gas transportation contracts for 40 percent of Profertil’s gas requirements expire in 2011 and the remaining 60 percent in 2015. The Argentine Government has redirected gas available for industrial users towards residential users at times over the past several years due to overall supply and transportation constraints during the peak winter demand season.

(U.S. dollars per MMBtu)	2008	2007	2006

NYMEX	8.94	6.92	7.26
AECO	7.80	6.11	6.17

Basis	1.14	0.81	1.09

Wholesale
Average unhedged	7.49	5.76	5.34
Hedging impact	(0.05)	0.02	(0.08)
Overall weighted average(a)	7.44	5.78	5.26

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of the Profertil facility.
Natural Gas Use (BCF)

	Western	United States	International(a)	Potash	Total
	Canada	(Borger, TX)		& Other

2008	73	16	12	4	105

2007	68	16	23	3	110

(a)	Our Kenai facility gas purchases totaled 10 BCF in 2007 but was permanently closed in late 2007.

42     Agrium / 2008 Annual Report

Sales Volumes & Operating Rates
Wholesale nitrogen sales volumes in 2008 totaled 3.6 million product tonnes, compared with 4.4 million in 2007 and 4.5 million in 2006. The nitrogen product category is primarily made up of urea, ammonia, UAN solutions and industrial grade ammonium nitrate. The category was revised in 2008 with ammonium sulfate now included in the “Other” product category. Sales volumes in 2008 were lower than 2007 across virtually all products. North American sales volumes in 2008 were 11 percent lower than the previous year, a result of lower volumes in the fourth quarter of 2008 versus the same period last year. This was caused by the late North American harvest, which limited the fall application window and North American growers deferring application from the fall of 2008 to the spring of 2009.
International sales volumes were down more than 50 percent in 2008 compared to 2007 due to the closure of our Kenai nitrogen facility in late 2007, the extended turnaround at our Profertil facility and low nutrient demand in South America in the fourth quarter of 2008.
Wholesale Products & Services | Potash (K)
Potash is required by crops to regulate growth processes, activate enzymes involved in plant growth and help protect crops from drought and disease. Agrium is North America’s third largest producer of potash.
We produce muriate of potash (“MOP”)—otherwise known simply as potash—at our mine in Vanscoy, Saskatchewan. We sell approximately half of our production within North America and the rest is exported internationally. Our international sales are marketed through Canpotex—the offshore marketing agency for potash produced in the province of Saskatchewan, wholly owned by the three major potash producers in Canada. Our share of Canpotex total sales in 2008 was 8.33 percent and 9.28 percent commencing in 2009.
Global potash trade is approximately 45 million product tonnes per year, which represents about 40 percent of the major agricultural nutrients worldwide. Potash deposits are highly concentrated within only a few regions of the world. The world’s largest potash deposits are in Saskatchewan, Canada, whose mines accounted for about 34 percent of global potash capacity and 39 percent of world potash trade in 2008. The major global suppliers are Canada, Russia, Belarus and Germany, while most of the demand is in China, U.S., Brazil, India and Southeast Asia. The majority of the growing demand for potash is expected to be met primarily through capacity additions in the existing producing regions in Canada and Russia.
The two major grades of potash are premium/granular grade and standard grade. Premium grade is viewed as a superior product due to its suitability for blending with granular nitrogen and phosphate products. Standard grade is a smaller, less uniform, non-compacted grade of potash that tends to sell at a slight discount to premium grade. Standard grade potash is applied directly to soils in regions of the world not equipped with bulk fertilizer blending capabilities and is used as an ingredient in homogenous NPK fertilizer production.

2008 Annual Report / Agrium     43

Potash | Financial Results
Potash Gross Profit
Our potash gross profit more than tripled to a record $632-million in 2008, compared with $167-million in 2007 and $98-million in 2006. The significant improvement over 2007 was due entirely to higher average realized prices, as sales volumes were similar to last year and average costs were higher.
Potash Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars, except as noted)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Potash Domestic
Net sales	476	185	143	291	42
Cost of product	112	84	80	28	4

Gross profit	364	101	63	263	38
Tonnes sold (‘000)	907	865	731	42	134
Selling price per tonne	525	214	196
Margin per tonne	401	117	86

Potash International
Net sales	340	120	70	220	50
Cost of product	72	54	35	18	19

Gross profit	268	66	35	202	31
Tonnes sold (‘000)	779	819	548	(40)	271
Selling price per tonne	437	146	128
Margin per tonne	345	81	64

Total Potash
Net sales	816	305	213	511	92
Cost of product	184	138	115	46	23

Gross profit	632	167	98	465	69
Tonnes sold (‘000)	1,686	1,684	1,279	2	405
Margin per tonne	375	99	77
Selling price per tonne	484	181	167
Cost of product per tonne	109	82	90

44     Agrium / 2008 Annual Report

Potash Prices
Our average realized potash price more than doubled in 2008 to reach $484 per tonne, compared to $181 per tonne in 2007 and $167 per tonne in 2006. Both domestic and international sales prices increased significantly due to the very tight global supply and demand situation and record low inventories in North America through most of 2008. The differential between international and domestic margins widened further in 2008, as realized domestic sales prices outpaced increases in our average realized international potash price. This was due to domestic prices being made on a spot basis in a rising price environment and a significant portion of our international sales being made on a one-year contract basis with China and India. Our international sales are made through Canpotex, whose export reference price is the Vancouver,Canada potash price.
Potash | Product Cost
Our cost of potash product sold rose to $184-million in 2008, compared with $138-million in 2007 and $115-million in 2006. On a per tonne basis, cost of product was $27 per tonne higher than last year, as a result of the addition of $11 per tonne in depreciation expense this year that was not included in the cost of product in prior years, higher royalties resulting from higher realized prices, and higher transportation costs. The product cost figure includes both cost of production and a portion of the freight to our North American markets.
Sales Volumes & Operating Rates
Our potash sales volumes in 2008 were 1.7 million tonnes, unchanged from the volume sold in 2007 but significantly higher than the 1.3 million tonnes sold in 2006. From a production standpoint, we produced 1.8 million tonnes of potash in 2008, compared with 1.7 million tonnes in 2007 and 1.2 million tonnes in 2006. Our production and sales volumes in the first three quarters of 2008 were higher than the same period in 2007 as a result of higher utilization rates at our Vanscoy potash facility and strong demand fundamentals. However, we reduced our operating rate somewhat in the fourth quarter of 2008 due to reduced demand and the resulting increase in our inventory level.
We estimate we have sufficient potash ore reserves to continue production for approximately 60 years based on current and projected production rates. 1

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium     45

Wholesale Products & Services | Phosphate (P)
Phosphate is the third nutrient fundamental to the success of all food crops. This key nutrient stimulates root development and flowering, and encourages early crop development.
Agrium is North America’s fifth largest phosphate producer. We have two phosphate facilities: one in Conda, Idaho, and the other in Redwater, Alberta. Both our facilities have integrated sources of rock and ammonia and long-term contracts for locally sourced sulfur. In addition, our Conda facility has a competitive sulfuric acid supply contract with a local producer. Together these two facilities have the capability to produce over one million tonnes of phosphate products annually.
At our Conda facility, we produce monoammonium phosphate (“MAP”) and superphosphoric acid products (“SPA”), which we sell primarily in the U.S. Pacific Northwest as well as the Northern and Southern Plains regions. Our Redwater facility produces MAP primarily for distribution across Western Canada.
Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Each of our two facilities has a dedicated phosphate rock mine: Redwater obtains phosphate rock from our mine in Kapuskasing, Ontario, while our Dry Valley rock mine supplies our Conda facility 24 kilometers away. Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the significant availability of sulfur in the region, sulfur prices are highly favorable compared to global prices. Our Conda facility sources sulfur and sulfuric acid locally and ammonia from Agrium’s Alberta nitrogen plants.
Phosphate | Financial Results
Phosphate | Gross Profit
Our phosphate gross profit was a record $421-million in 2008, compared with $118-million in 2007 and $27-million in 2006. Realized net sales prices were $935 per tonne, more than double than last year’s level, which more than offset the impact of an increase in cost of product and a slight decrease in sales volumes.
Phosphate Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars, except as noted)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Phosphate
Net sales	847	466	298	381	168
Cost of product	426	348	271	78	77

Gross profit	421	118	27	303	91
Tonnes sold (‘000)	906	1,021	906	(115)	115
Selling price per tonne	935	456	329
Cost of product per tonne	470	340	299
Margin per tonne	465	116	30

46     Agrium / 2008 Annual Report
Phosphate Prices
Benchmark prices for phosphate products also increased significantly through the first three quarters of 2008 due to strong demand in the spring of 2008. Prices dropped in the fourth quarter from all-time highs reached during the spring and summer, as illustrated in the price graph. The primary global phosphate benchmark price is the cash price at the port of Tampa, Florida, as the U.S. remains one of the largest global exporters of granular ammonium phosphates (DAP/MAP) on a combined DAP/MAP basis. The more relevant phosphate price for us is the local price in the U.S. Pacific Northwest, Northern and Southern Plains regions and Western Canada, where we sell the majority of our product.
Prices in the first three quarters of 2008 were supported by strong global demand, significantly higher input costs for non-integrated producers,and limited increases in global capacity. In addition, China imposed prohibitive export taxes on phosphate fertilizers in April 2008. The decline in price in the fourth quarter of 2008 was the result of a significant decrease in global phosphate demand due to the reduction in global commodity prices including grain prices, reduced credit availability for international buyers and the delayed harvest in North America. Prices were also impacted by the significant decline in sulfur and ammonia prices and China’s decision to lower its phosphate export tax again in late 2008 for certain months of the year.
Phosphate Product Cost
Our cost of product increased to $426-million in 2008, compared with $348-million in 2007 and $271-million in 2006. On a per tonne basis, cost of product increased to $470 per tonne in 2008, up from $340 per tonne in 2007 and $299 per tonne in 2006. The increase in cost was primarily due to higher sulfur prices in the first nine months of the year. The reclassification of depreciation expenses to cost of product in 2008 also added $29 per tonne in costs. The Tampa, Florida, average benchmark sulfur prices increased 132 percent in 2008 over 2007 levels but by the end of 2008 had dropped back below the previous five year average.
The economic life of the Kapuskasing phosphate rock mine and Redwater phosphate facility will be highly dependent on future prices of phosphate products, phosphate rock costs, and the relative value of the Canadian dollar. The economic life of the mine is currently estimated to 2013, but could extend beyond this if phosphate prices remain high and the Canadian dollar is low relative to the U.S. dollar. We continue to evaluate longer-term solutions for the ongoing operation of the Redwater phosphate facility beyond 2013. These include continued evaluation of the ore deposit at Kapuskasing and exploring/evaluating alternative sources of phosphate rock.

2008 Annual Report / Agrium     47
Our mine in Idaho, which supplies the Conda phosphate facility, is estimated to have sufficient ore reserves to continue production for over 20 years based on current and projected production rates. 1
Sales Volumes & Operating Rates
Our total sales volumes decreased slightly to 0.9 million tonnes in 2008, compared with 1.0 million tonnes in 2007 and 0.9 million tonnes in 2006. Phosphate sales volumes were slightly lower than in 2007 due to a planned turnaround at Conda and reduced demand in the fourth quarter due to growers deferring phosphate applications in the fall of 2008.
Wholesale Products & Services | Other
Our other nitrogen sales reflect our Rainbow® Plant Food business as well as ammonium sulfate product sales. The Rainbow product line offers homogenous bulk NPK products used primarily on commodity crops and bagged products used on high-value crops such as tobacco, cotton, peanuts and vegetables. In a homogenous product, combinations of nutrients are contained in each granule. This alternative to the more common practice of blending different nutrient granules at a farm center offers numerous advantages, including reduced product segregation and a more unified distribution of nutrients. Rainbow® products are produced at our three facilities in Americus, Georgia; Hartsville, South Carolina; and Florence, Alabama.
Results for our ammonium sulfate product sales are now in the Other products and services category, and results for previous years have been restated. Ammonium sulfate fertilizer contains both nitrogen and sulfur and is one of the most effective ways to manage sulfur fertility in soils. Ammonium sulfate is immediately available to the crop and sized for uniform blending with other dry fertilizer products. Ammonium sulfate is produced at our Redwater facility with ammonia produced on-site and sulfur sourced locally. We also market product produced at Fort McMurray, Alberta.
Other | Financial Results
In 2008, our Wholesale Other gross profit was $68-million compared with $53-million in 2007 and $27-million in 2006. Sales volumes were lower than last year due to lower production and sales from our sulfate Rainbow Plant Food business, following the closure of three Rainbow facilities in 2007 and lower crop nutrient demand in the fall of 2008 compared with the same period last year. Approximately 50 percent of the volume of Other products was ammonium sulfate, which experienced a significant increase in sales prices and margins. Our ammonium sulfate market fundamentals were supported by strong demand in the first half of 2008 resulting from higher canola acreage in Western Canada, as this crop has a high sulfur requirement, but declined in the second half of the year along with the other major crop nutrient products.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

48     Agrium / 2008 Annual Report

Other Prices
In 2008, benchmark ammonium sulfate prices averaged $337 per tonne versus $204 per tonne in 2007 due to high crop and nutrient prices, in general,and strong demand from canola producers, in particular. Average sales prices for our Rainbow Plant Food business were also higher in 2008 than the previous year due to the strong spring season in most U.S. growing regions.
Other Product Cost
In 2008, our Other cost of product was $169-million compared with $147-million in 2007 and $69-million in 2006. The higher cost of product in 2008 resulted from an increase in ammonium sulfate costs, due to higher sulfur prices and North American natural gas prices in 2008. For our Rainbow Plant Food business, higher costs resulted from higher raw material costs of the three major crop nutrients purchased as a feedstock to produce the NPK granule.
Wholesale Products & Services | Product Purchased For Resale
In addition to selling our manufactured products, Agrium’s Wholesale unit purchases crop nutrient products from other suppliers for resale to our customers. This allows us to optimize the value of our extensive distribution and marketing capability beyond what is possible through the sale of our manufactured product alone, especially as the role of imports into North America has increased over the past several years. Our Purchase for Resale business also adds value for customers, providing a more complete line of products in areas where delivering our manufactured product may not be economical due to transportation costs.
Net sales for product purchased for resale were $971-million, almost three times higher than the $339-million in 2007 and $382-million in 2006. Gross profit in 2008 was a loss of $42-million, a reduction of $70-million from the $28-million in gross profit recorded in 2007. This was a result of a $121-million inventory write-down booked in the fourth quarter of 2008. The inventory write-down was required due to the lower nutrient sales prices for inventories that were carried over from the fall of 2008 to 2009. In particular, benchmark nitrogen and phosphate prices dropped by over 61 percent between the start and end of the fourth quarter of 2008. The write-down more than offset the strong margins in the first three quarters of the year and as a result, per tonne margins were a loss of $24 per tonne in 2008 compared to a positive margin of $29 per tonne in 2007. Approximately 75 percent of the volume of products purchased for resale in 2008 was comprised of nitrogen products. The remaining volumes included potash, phosphate and other products. Sales volumes were significantly higher than the previous year primarily as a result of the CMF acquisition.
Distribution and Storage
To meet our agricultural customers’ highly seasonal demand, we have developed an extensive transportation, storage and warehousing system to optimize deliverability during peak demand periods. We also have a significant number of railcars under long-term lease and use various pipelines, barges and ocean vessels to move our product. Our CMF acquisition this year has significantly strengthened our position in Europe, where CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites. We continue to evaluate opportunities to further expand our distribution base both within North America and globally.

2008 Annual Report / Agrium     49
Wholesale | Quarterly Results
As the agricultural sector is our primary market, our Wholesale results tend to fluctuate with the seasons of crop production. The second quarter, which coincides with the spring season in North America, is typically Wholesale’s most important quarter from a sales volume and gross profit perspective. The fourth quarter is often important as it encompasses the fall fertilizer application season in the Northern Hemisphere and the spring application season in Argentina. The third quarter can be an important quarter as well, depending on the extent that retail customers fill inventories over the summer period. The first quarter is normally the weakest, as application and sales volumes are light in the winter months. In 2008, the North American fall season was impacted by a late harvest and deferred applications, while dry conditions in Argentina reduced nutrient application rates in that region. These factors contributed to lower volumes this fall compared with the fourth quarter of 2007.
Wholesale Quarterly Results

				2008				2007				2006
(millions of U.S. dollars,
except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — external	857	1,445	1,279	646	814	524	819	438	485	457	823	361
Net sales — inter-segment	125	154	118	62	94	39	71	46	51	36	38	18

Total net sales	982	1,599	1,397	708	908	563	890	484	536	493	861	379
Cost of product	578	946	815	435	565	405	613	388	439	391	687	317
Inventory and purchase commitment write-down	121	—	—	—	—	—	—	—	—	—	—	—

Gross profit	283	653	582	273	343	158	277	96	97	102	174	62
Gross profit (%)	29	41	42	39	38	28	31	20	18	21	20	16

Nitrogen
Net sales	355	498	635	327	503	311	488	233	312	306	459	203
Cost of product	219	294	389	201	292	227	324	184	254	232	357	173

Gross profit	136	204	246	126	211	84	164	49	58	74	102	30
Tonnes sold (‘000)	691	838	1,254	768	1,303	932	1,395	792	1,148	1,234	1,513	654
Selling price (per tonne)	514	594	506	426	386	334	350	294	272	248	303	310
Margin (per tonne)	197	243	196	164	162	90	118	62	51	60	67	46

Potash
Net sales	192	249	244	131	93	65	95	52	49	51	67	46
Cost of product	33	47	60	44	36	32	44	26	25	34	31	25

Gross profit	159	202	184	87	57	33	51	26	24	17	36	21
Tonnes sold (‘000)	283	380	574	449	462	354	535	333	311	325	377	266
Selling price (per tonne)	678	655	425	292	201	184	178	156	158	157	178	173
Margin (per tonne)	562	532	321	194	123	93	95	78	77	52	95	79

Phosphate
Net sales	153	317	235	142	139	108	145	74	61	67	122	48
Cost of product	67	122	139	98	92	82	110	64	57	63	108	43

Gross profit	86	195	96	44	47	26	35	10	4	4	14	5
Tonnes sold (‘000)	137	240	297	232	266	223	335	197	180	204	377	145
Selling price (per tonne)	1,117	1,321	791	612	523	484	433	376	339	328	324	331
Margin (per tonne)	628	813	323	190	177	117	104	51	22	20	37	34

Other
Net sales	31	67	82	57	52	34	68	46	32	17	35	12
Cost of product	21	46	55	47	38	21	47	41	25	13	21	10

Gross profit	10	21	27	10	14	13	21	5	7	4	14	2
Tonnes sold (‘000)	69	144	202	168	185	132	236	219	247	81	138	45

Product purchased for resale
Net sales	251	468	201	51	121	45	94	79	83	51	178	70
Cost of product	238	437	172	45	107	43	88	73	79	48	170	66
Inventory and purchase commitment write-down	121	—	—	—	—	—	—	—	—	—	—	—

Gross profit	(108)	31	29	6	14	2	6	6	4	3	8	4
Tonnes sold (‘000)	388	905	376	112	276	121	310	261	329	242	699	254
Selling price (per tonne)	647	517	535	455	438	372	303	303	252	211	255	276
Margin (per tonne)	(278)	34	77	54	51	17	19	23	12	12	11	16

EBIT	106	412	647	313	277	96	232	62	(64)	47	132	(24)

EBITDA	214	439	682	335	307	126	261	92	99	78	167	8

50	Agrium / 2008 Annual Report

Agrium Advanced Technologies delivers crop nutrient solutions to customers around the world, including high-value products to specialty end markets and crop nutrient technology to high-volume agriculture markets.

2008 Annual Report / Agrium     51

Strategic Business Unit | Advanced Technologies
Together with expanded ESN® capacity and our existing Duration production, these acquisitions enabled Agrium to offer a complete portfolio of controlled-release products, resulting in a scale of business sufficient to establish a new business unit.
Advanced Technologies | Snapshot 2008
•	Net Sales | $352-million, compared with $249-million in 2007 and $101-million in 2006
•	Gross Profit | $79-million — $24-million more than our gross profit of $55-million in 2007 and $60-million more than our $19-million in 2006
•	EBIT | $33-million, compared with $13-million in 2007 and a loss of $1-million in 2006
•	EBITDA | $50-million — compared with $29-million in 2007 and $7-million in 2006

52	Agrium / 2008 Annual Report

Advanced Technologies | Strategy And Key Developments
Advanced Technologies was created to deliver value-added crop nutrient solutions to customers around the world, providing high-value products to specialty end markets while leveraging its strengths in crop nutrient technology into high-volume agriculture markets.
Our three key areas of strategic focus are:
1. Grow the base North American business.
2. Develop new products to support existing and new market opportunities.
3. Expand internationally with current and future technologies.
We will start construction of a new ESN® in-market coating facility in the Corn Belt in 2009. The facility will apply ESN® patented technology to urea purchased in the marketplace. The new facility will have a capacity of 110,000 tonnes of ESN® and a capital cost of approximately $35-million and enable Advanced Technologies to raise penetration of ESN® into core U.S. agricultural markets. The facility is expected to be completed by the spring of 2010. We will also expand our ESN® capacity by developing production capability of approximately 20,000 tonnes of ESN® annually at our Sylacauga, Alabama facility starting in 2009. These two expansions are expected to bring our total annual ESN® capacity to 325,000 tonnes by 2010. 1

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium     53

In 2008, Advanced Technologies launched XCU™ into the marketplace, a higher quality sulfur coated product. The transition to XCU™ was a result of market demand factors, the development of more advanced technologies, and rationalization of the product line. Advanced Technologies has achieved geographic flexibility as production capabilities for XCU™ are in Sylacauga, Alabama and Courtright, Ontario; enabling Advanced Technologies to serve our customer base more effectively.
Advanced Technologies | Products & Services
Advanced Technologies has six production facilities in North America with the combined capacity to produce over half a million tonnes of controlled and slow release fertilizers annually. One of these facilities is a formulating and packaging facility with the capacity to package two million product cases per year. We own and operate a micronutrient facility at Reese, Michigan, which was transferred from Wholesale to Advanced Technologies in 2008. We also undertake contract manufacturing at various U.S. locations.
We have the capability to produce a broad spectrum of controlled and slow release fertilizers including polymer-coated, sulfur-coated, and reacted products in a variety of sizes and composition to meet the specific needs of our target markets.
Agrium maintains a strong focus on product innovation at our two research facilities in Sylacauga, Alabama and Redwater, Alberta. Internal research is focused on product development, with supporting agronomic research conducted externally at agricultural institutions across North America.

54	Agrium / 2008 Annual Report

Products offered through Advanced Technologies include:
•	Agriculture: a polymer-coated, environmentally sensitive, controlled-release fertilizer available for broad acre crops (ESN®) that provides economic benefits by increasing crop yield potential;
•	Specialty Agriculture: Products designed specifically for high value crops such as strawberries and other food crops (Polyon® and Duration®);
•	Professional Turf: Branded specialty fertilizer products with slow-release or controlled-release technologies suitable for golf course turf, lawn care and sport field applications (XCUTM, Polyon®, Duration®, Nutralene®, Nitroform®, IB Nitrogen®) and associated branded professional products (ProTurf®, Nu-Gro®) in Canada;
•	Horticulture: Products and blends designed specifically for the nursery market (Polyon®, Nitroform®, and IB Nitrogen®); and,
•	Consumer Lawn and Garden: (Polyon® and Nutralene®).
Advanced Technologies is reported in two product lines:
1.	Controlled-release products, including ESN®

ESN® encapsulates urea inside a specially designed polymer coating that releases nitrogen depending on temperature and moisture — the same factors that drive plant growth and need for nitrogen. Therefore, the release of nitrogen is better matched to the needs of the growing plant increasing the proportion of the nutrient uptake by the plant and reducing nutrient losses to the environment. As a result, ESN® has the ability to increase crop yields, improve nutrient efficiency, allow a wider window of nutrient application, reduce fuel costs and save growers’ time by lowering the number of passes over a field. ESN® is targeted at broad acre agricultural crops such as corn, potatoes and wheat.

2008 Annual Report / Agrium	55

2.	Other (Canadian Professional Business)

Advanced Technologies’ Other product line includes products directed to the professional turf, horticulture, structural pest control and contract manufacturing for Canadian consumer lawn and garden businesses.

Professional customers include golf courses, lawn care companies, horticulture and nurseries, specialty agriculture and pest control operators. The creation of AAT has increased our product offering to our professional customers. There are over 15,000 golf courses in the U.S. and an estimated 2,000 golf courses in Canada. Golf courses — which spend an annual average of over $40,000 each on fertilizer, seeds and pest control products — are key customers for our products.
Advanced Technologies | Financial Results
Our Advanced Technologies 2008 results show a significant increase in net sales, gross profit and earnings over previous years. Total net sales for Advanced Technologies reached $352-million, compared with $249-million in 2007 and $101-million in 2006, while EBITDA reached $50-million in 2008 compared with $29-million in 2007 and $7-million in 2006. Gross profit rose to $79-million compared with, $55-million in 2007 and $19-million in 2006. Gross profit for controlled release products increased to $65-million in 2008 versus $46-million the previous year. The increase was due to higher ESN® margins and sales volumes, with volumes increasing to 164,000 tonnes in 2008 versus 136,000 tonnes in 2007. These strong results were achieved despite some challenges in the turf and ornamental business partly due to the economic downturn and lower crop nutrient prices, resulting in a $2-million inventory write-down in the fourth quarter. The increase in gross profit for Other products was due to increased earnings from micronutrient sales. The Reese micronutrient facility, acquired from our Wholesale operations at the beginning of Q4 2007, contributed $6-million in gross profit in 2008.

56	Agrium / 2008 Annual Report

Advanced Technologies | Expenses
Expenses for Advanced Technologies were $46-million in 2008, compared with $42-million in 2007 and $20-million in 2006. Overall, expenses have increased in 2008 due to the expansion of our joint venture in the Eastern U.S., increased salaries, benefits and related employee costs offset by the inclusion of depreciation in cost of product in 2008.
Advanced Technologies Financial Results

Year Ended December 31
(millions of U.S. dollars)	2008	2007	2006

Controlled-release product
Net sales	294	208	68
Cost of product	227	162	56
Inventory and purchase commitment write-down	2	—	—

Gross profit	65	46	12

Other
Net sales	58	41	33
Cost of product	44	32	26

Gross profit	14	9	7

Total net sales	352	249	101
Total cost of product	271	194	82
Total inventory and purchase commitment write-down	2	—	—

Total gross profit	79	55	19

Selling expenses	6	10	5
General and administrative	31	18	7
Depreciation and amortization	10	16	8
Other income	(1)	(2)	—

EBIT	33	13	(1)

EBITDA	50	29	7

EBITDA as percent of net sales	14	12	7

Advanced Technologies Quarterly Earnings
As with our other business units, the Advanced Technologies business is seasonal. For our controlled-release products other than ESN®, the first and second quarters are typically the strongest. This is earlier than the key sales season for ESN® and wholesale crop nutrients, as our customers include golf courses and blenders and formulators in turf and ornamental businesses (which tend to order product well ahead of the start of the season) and retail lawn and garden companies (which need to blend our product ahead of the spring season). For these products, the third quarter has historically been the weakest, as golf courses and blenders for the lawn and garden business already have supplies in place for the summer and fall seasons. Sales are likely to be more even across the second through the fourth quarter as ESN® becomes a larger component of Advanced Technologies’ business.

2008 Annual Report / Agrium	57

Advanced Technologies Quarterly Results

				2008				2007				2006
(millions of U.S. dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — external	63	75	87	68	58	45	68	46	30	22	24	16
Net sales — inter-segment	13	15	20	11	12	1	13	6	6	3	—	—

Total net sales	76	90	107	79	70	46	81	52	36	25	24	16
Cost of product	57	65	87	62	55	35	63	41	29	21	19	13
Inventory and purchase commitment write-down	2	—	—	—	—	—	—	—	—	—	—	—

Gross profit	17	25	20	17	15	11	18	11	7	4	5	3
Gross profit (%)	22	28	19	22	21	24	22	21	19	16	21	19

EBIT	6	10	11	6	(2)	3	7	5	(2)	(3)	3	1

EBITDA	8	17	15	10	4	7	10	8	1	—	4	2

Other Business Unit
Our Other business unit is a non-operating segment comprising corporate and administrative functions and costs that provide support and governance to our operating business units.
The Other unit is also used for the elimination of inter-segment transactions so that the operating segments can be evaluated and managed on a stand-alone basis, with all transactions reflected at arm’s-length consideration. The main eliminations relate to purchase and sale transactions between our Retail, Wholesale and Advanced Technologies business segments.
Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs from our headquarters in Calgary, Alberta and other expenses such as regulatory compliance, foreign translation gains and losses, financing costs and business development costs associated with evaluating new growth opportunities.
EBIT was $25-million in 2008 compared with a loss of $142-million in 2007 and a loss of $113-million in 2006. The increase in EBIT in 2008 over the previous year is due primarily to an increase in foreign exchange gains as a result of the weakening of the Canadian dollar and a significant decrease in stock-based compensation expense.

58	Agrium / 2008 Annual Report

Agrium anticipates solid demand for most crop inputs in 2009 and price increases in most crop protection products.

2008 Annual Report / Agrium	59

Outlook
While crop prices influence the rate of demand for crop inputs, this is just one factor. Each crop input has its own market dynamics influenced by variables such as the type and number of suppliers and customers, cost and global trade factors and other demand factors each of which impact prices, sales volumes and margins for our products and businesses.
Agriculture Outlook
Agricultural and other commodity markets were extremely volatile in 2008. Many of the major global crop prices reached historically high levels in mid-2008, due primarily to low global grain stocks and concerns with weather delays in spring seeding across much of North America. Grain prices declined significantly starting late in the third quarter of 2008 due to above average global crop yields and the global economic downturn which pushed virtually all commodity prices lower. The tight credit situation is expected to reduce global grain trade slightly, but we do not expect a significant reduction in global food or meat consumption as a result of the downturn in the economy. Over the past 35 years, there have only been three years where grain demand has fallen and in each case it can be attributed to a production shortfall.

60	Agrium / 2008 Annual Report

We expect corn and soybean average prices and cash margins to remain above historic averages and global grain stocks-to-use ratios to remain below average. It is expected that South American crop production levels will be reduced in 2009 due to a combination of dry weather and low fertilizer applications in the second half of 2008. Grain use for ethanol in the U.S. in 2008 was reduced from earlier expectations due to compressed margins for blenders. However, U.S. ethanol production is still expected to expand in 2009, even with the significant reduction in oil prices.
Crop Protection Products
The crop protection product business is generally more stable in terms of prices and volumes than the crop nutrient business. However, glyphosate, one of the key crop protection products, experienced significant price increases in 2008 due to strong demand. Other crop protection products, particularly fungicide products, also registered above average price appreciation in 2008. We anticipate solid demand for most products again in 2009 and some further price increases in most crop protection products, except for glyphosate.
Seed and Agricultural Services
The seed and agricultural services business continues to see value enhancement and revenue growth. This growth is spurred primarily by the continued penetration of seed varieties with new traits across the major crops, in particular corn. We anticipate increases in prices for the three major crops, corn, soybeans and cotton for the 2009 planting season. The use of multiple traits continues to grow particularly in corn. This expansion is expected to continue to increase revenue in this business.
Crop Nutrients
2008 was a year with dramatic changes in the supply/demand balance for all three crop nutrients. Global demand for nitrogen, potash and phosphate, were strong up until mid-2008. A combination of factors converged in mid-2008 that significantly reduced demand for all three crop nutrients. These factors included: the sudden tightness in global credit availability that impacted international nutrient demand and trade, a drop in many grain and oilseed prices and significant reduction in input costs for some phosphate producers. The decline in nutrient demand in the second half of 2008 resulted in reduced operating rates globally for all three nutrients in late 2008 and early 2009.
Nitrogen
Chinese government policies are a factor in the global nitrogen market in 2009. China is expected to remain a net exporter of urea in 2009 and the magnitude of Chinese exports will be heavily dependent on government policies. China started 2008 as a major exporter of urea up until April, 2008, when the Chinese government instituted prohibitive export tariffs. This effectively removed over 2 million tonnes of exported urea from global trade. Strong global import demand coupled with the removal of Chinese export supplies saw urea and ammonia prices rise to record prices in July. China lowered their export tariffs temporarily in late 2008; however export volumes were limited given the relatively low price of urea internationally.
Key importing regions include India, the U.S. and Western Europe. India is expected to remain a key player in the global nitrogen market, importing 5.4 million tonnes of urea in 2008, which was only slightly lower than the record achieved in 2007. Industry analysts forecast that India

2008 Annual Report / Agrium	61

will import a record volume of urea in 2009. In the U.S. and Europe import demand was strong in the first half of the year but as with many other import markets, demand dropped significantly in the latter part of the year. However, industry analysts expect nitrogen demand has largely been postponed into 2009. Western Europe’s import demand is expected to show improvement in 2009 as high gas prices have reduced operating rates.
Global nitrogen supplies were reduced in the fourth quarter of 2008 and early 2009 due to reduced global operating rates. The Russian energy company, Gazprom has increased the price of gas to Ukrainian nitrogen producers above $9 per MMBtu in early 2009 which should provide underlying support to nitrogen prices. Between ten and fifteen percent of global nitrogen capacity was estimated to be shut-down in early 2009. If global demand rebounds in 2009, the loss of this supply could result in a quick tightening of the global nitrogen supply/demand balance.
Potash
International and domestic potash demand is expected to improve by mid-2009, after significant purchasing delays in many importing regions of the world beginning in the second half of 2008. North American potash inventories were at historically low levels throughout most of 2008, but rose significantly in the fourth quarter as buyers postponed purchases, partly resulting from reduced global credit availability. Contract renewals at prevailing spot prices in both Japan and South Korea supported potash prices into 2009.
The outlook for global potash demand will be impacted by the relative strength of crop prices, grower economics and credit availability. Of particular importance will be the result of contract negotiations between China and India and their key suppliers for 2009. The majority of China’s potash supply contracts expired at the end of 2008 and negotiations have yet to reach supply or price agreements for 2009. Many analysts believe that although China may delay settling the 2009 contract as long as it can, Chinese import demand will increase in 2009 because of the significant decline in 2008 imports and the subsequent drawdown on domestic inventories.
Global potash production was reduced significantly in early 2009 due to production curtailments as a result of delayed purchases from major importers. It is estimated that in early 2009 over 50 percent of global potash production was curtailed. If global demand rebounds in 2009, the loss of this supply could result in a rapid tightening of the global potash supplies supply/demand balance.
Phosphate
Similar to nitrogen and potash, the phosphate market dynamics can be split into the first half and second half of 2008. Demand for phosphate fertilizer was strong in the first half of the year and declined significantly in the second half of 2008 and early 2009 for reasons similar to nitrogen and potash. Additionally for phosphate, production costs were high in the first half of 2008 due to a rapid increase in sulfur, phosphate rock and ammonia prices, particularly for non-integrated phosphate producers. While sulfur and ammonia prices have both declined significantly since mid-2008, traded phosphate rock prices are forecasted to remain well above historic averages in 2009.
India was the most important importer of phosphates, on strong fertilizer demand and the fact that their phosphate production is not integrated with raw material supplies. India is estimated to have imported 3.2 million tonnes of DAP and MAP in 2008, relative to 2.8 million tonnes in 2007. India is forecasted to continue to import at least as much phosphate in 2009 as it did in 2008. Demand from other key regions was down significantly in the later half of 2008 but is expected to improve noticeably by the second half of 2009.
Building inventories forced many large global phosphate producers to significantly lower operating rates starting in the fourth quarter of 2008. In early 2009 global DAP and MAP production was operating at less than 60 percent of capacity. While demand has been postponed, the lost supply cannot be easily regained. If demand rebounds in 2009, the lower production in the fourth quarter of 2008 and first quarter of 2009 could result in a rapid tightening in the phosphate supply/demand balance.
Proposed Acquisition of CF Industries Holdings, Inc.
On February 25, 2009, we announced we had made a proposal to CF Industries Holdings, Inc. (“CF”) to enter into a merger agreement to acquire it for approximately U.S. $3.6-billion payable in cash and our shares. The proposal is conditional upon, among other things, CF terminating its proposed acquisition of Terra Industries Inc., CF board and shareholder approval and regulatory and other approvals. CF is a U.S. based producer of nitrogen and phosphate fertilizers. In the year ended December 31, 2008, it had total net sales of U.S. $3.9-billion, net earnings of U.S. $684.6-million and produced 1.8 million tonnes of phosphate based fertilizers and 5.4 million tonnes of nitrogen based fertilizers. No assurance can be given as to if or when the proposed acquisition of CF may be completed.

62	Agrium / 2008 Annual Report

Key Business Sensitivities
Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at the end of 2008.

	Change	Consolidated EBIT	Consolidated
	in Factor	Impact	Net Earnings Impact(f)
		(millions of U.S. dollars)

Wholesale Margins(a)(b)
Nitrogen(c)	$10.00	44	31
Potash(d)	$10.00	17	12
Phosphate	$10.00	10	7
Product purchased for resale	$10.00	30	21
Retail Margins(e)
Crop Nutrients	1.00%	33	24
Crop Protection Products	1.00%	32	23
Seed	1.00%	9	6
Exchange Rate from CAD to USD	$0.01	8	6
Exchange Rate from Argentine Peso to USD	0.3 Pesos	1	1

(a)	Change in factor is per metric tonne.
(b)	The sensitivity for natural gas price is excluded from this table as changes in gas price may be offset by our pricing. However, without any offset in pricing, the sensitivity to earnings for a $1.00/MMBtu change in NYMEX gas prices is $47-million in EBIT and $33-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta gas or nitrogen prices and is before the impact of our natural gas economic hedge activity.
(c)	The sensitivity to nitrogen margins is exclusive of the natural gas sensitivity described in footnote (b) above.
(d)	Potash sensitivity does not include potash profit and capital tax.
(e)	Change in factor is gross profit as a percentage of net sales.
(f)	To convert impact to a fully diluted EPS basis, divide the net earnings impact by the weighted-average number of outstanding shares (159-million shares as of December 31, 2008).
The above sensitivities also affect cash flow except for translation gains/losses.
Margins
Wholesale
Certain key variables identified relate to changes to product margins, which could result from a change in sales prices or input costs. In the case of nitrogen and gas prices, there can be times where a significant change in North American gas prices can influence nitrogen prices, depending on the global nitrogen supply/demand balance situation.
Retail
Retail product margins are more stable than Wholesale margins, as Retail tends to be more of a cost plus margin business than is Wholesale. However there are several factors that can influence Retail margins. For example, margins are impacted by the volatility in the price for a crop nutrient or crop protection product between the time we purchase the product and the time we sell the product to the end customer. Grain futures price fluctuations can also affect crop mix and cause a shift to a lower or higher input crop (from corn to soybeans, for example) and therefore change the demand for our products and resulting margins. Weather conditions can create significant fluctuation in Retail’s annual revenues and margins due to ability to plant or harvest. Finally, crop protection and seed margins are influenced by rebates collected from our suppliers. Rebate levels are generally influenced by our ability to maintain or improve market share.
Advanced Technologies
The Advanced Technologies business (“AAT”) and margins tend to be stable. The key variable that would impact AAT net earnings is a significant change in the price of UAN or urea, since the ESN product is marketed to growers of major row crops and must compete against other forms of nitrogen for this market segment.

2008 Annual Report / Agrium	63

Foreign Exchange
The international currency of the agribusiness is the U.S. dollar and accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, and we also have some exposure to Argentine pesos and Euros. Fluctuations in these currencies can impact our financial results.
Consolidated Performance
Consolidated Results of Operations

(millions of U.S. dollars, except per share amounts)	2008	2007	2006

Net sales	10,031	5,270	4,193
Cost of product	6,592	3,672	3,237
Inventory and purchase commitment write-down	216	—	—

Gross profit	3,223	1,598	956
Expenses
Selling	815	471	390
General and administrative	192	125	96
Depreciation and amortization	110	173	169
Potash profit and capital tax	162	28	8
Asset impairment	87	—	136
Other expenses	(129)	89	85

Earnings before interest, income taxes and	1,986	712	72
non-controlling interests
Interest expense	105	70	63
Income taxes	589	204	(24)
Non-controlling interests	(30)	(3)	—

Net earnings	1,322	441	33

Earnings per share
Basic	8.39	3.28	0.25
Diluted	8.34	3.25	0.25

Our net earnings were $1.3-billion in 2008, or $8.34 diluted earnings per share, an increase of $881-million over 2007 and $1.3-billion over 2006. The increase was primarily due to higher margins in all three of our business units and the addition of the UAP business. Significant items affecting the comparability of annual results include the following:
Gross profit
Gross profit for the year ended December 31, 2008 was $3.2-billion compared to $1.6-billion for the year ended December 31, 2007. The increase in 2008 gross profit compared with 2007 was primarily the result of:
•	Significantly higher global nutrient prices and margins for nitrogen, potash and phosphate in the first three quarters of 2008 reflecting a tight supply and demand balance for nutrients.
•	Higher Retail gross profit due to the UAP acquisition and strong margins across all Retail products, supported by strong grain prices in the first three quarters of 2008.
The increase in 2008 gross profit was partially offset by $216-million in inventory and purchase commitment write-downs in the fourth quarter of 2008 and a reduction in nitrogen sales volumes primarily due to the Kenai plant closure in the fourth quarter of 2007.
2007 gross profit increased over 2006 reflecting incremental earnings from three acquisitions completed in 2006. Gross profit for 2007 was also increased by significant synergies captured from the Royster-Clark Retail acquisition. In addition, the purchase of Retail assets in Kansas and Oklahoma in the second quarter of 2007 added an additional $13-million in gross profit.

64	Agrium / 2008 Annual Report

Selling expenses
Selling expenses were $815-million in 2008, compared to $471-million and $390-million in 2007 and 2006, respectively. The majority of our selling expenses are in our Retail business unit. The increase in selling expense in 2008 compared with 2007 was primarily due to the addition of the UAP business. The increase in selling expenses in 2007 in comparison to 2006 was due to the impact of growth from three acquisitions completed in 2006, as well as increased Retail sales volumes and the addition of sales from Retail assets in Kansas and Oklahoma beginning in the second quarter of 2007.
General and administrative expenses
General and administrative expenses increased year-over-year due to growth in the business, including the effect from acquisitions. General and administrative expenses for the years ended December 31, 2008, 2007, and 2006 were $192-million, $125-million, and $96-million, respectively.
Depreciation and amortization
Depreciation and amortization expense was $110-million in 2008, versus $173-million in 2007 and $169-million in 2006. In the first quarter of 2008, Agrium adopted a new Canadian accounting standard requiring the reclassification of depreciation related to assets employed directly in production of inventory. Prior periods were not restated. In 2008, $108-million of depreciation was recorded in cost of product. While the addition of UAP increased our depreciation and amortization expense by $42-million in 2008, our total depreciation and amortization expense decreased by $63-million compared with 2007 primarily as a result of this accounting standard change. Depreciation and amortization in 2007 versus 2006 was impacted by increased capital expenditures due to growth in investment and sustaining capital year-over-year thus increasing depreciation and amortization expense. These increases were slightly offset by a decrease in depreciation expense in 2007 due to a significant asset impairment recorded in 2006, which reduced the depreciable asset base for 2007.
Asset impairment
Net earnings in 2008 were impacted by a $87-million impairment charge ($45-million net of non-controlling interests) from adjusting the carrying value of Agrium’s Egypt operations to fair value. No impairment charges were recorded in 2007. Net earnings in 2006 were impacted by a $136-million impairment charge to the carrying cost of our Canadian phosphate assets.
Potash profit and capital tax
Potash profit and capital tax increased by $134-million to $162-million in 2008 versus $28-million in 2007 and $8-million in 2006, mainly due to change in potash margins and sales revenues, as well as the impact of the change in foreign exchange rates.
Other (income) expenses

(millions of U.S. dollars)	2008	2007	2006

Interest income	(57)	(30)	(16)
Stock-based compensation (recovery) expense	(25)	113	30
Environmental remediation and accretion of asset retirement obligations	15	5	12
Realized and unrealized loss on derivative contracts	—	20	35
Foreign exchange (gain) loss	(119)	(41)	3
Bad debt expense	23	7	4
Other taxes	22	15	11
Gain on disposal of property, plant, equipment and investments	(8)	(4)	(14)
Other	20	4	20

	(129)	89	85

Stock-based compensation expense decreased in 2008 compared with 2007 due to the decrease in our share price, while the expense increased in 2007 compared with 2006 due to the increase in share price. Our closing share price on the New York Stock Exchange (NYSE) as at December 31, 2008, was $34.13 compared to $72.21 as at December 31, 2007 and $31.49 as at December 31, 2006.
Other income for 2008 included $69-million of net hedging gains before non-controlling interests associated with EAgrium (see page 76 for further details), which were almost entirely offset by $68-million of net realized and unrealized losses on gas, power and nutrient derivative contracts. Other expenses for 2007 and 2006 included net realized and unrealized losses on non-qualifying derivative contracts of $20-million and $35-million, respectively.

2008 Annual Report / Agrium	65

Foreign exchange gains were $119-million in 2008 related to the weakening of the Canadian dollar during the year and U.S. dollar denominated accounts receivables in Canadian companies. The year end Canadian to U.S. dollar exchange rate for 2008 was 1.2246 compared with 0.9881 for 2007. Foreign exchange was a $41-million gain in 2007 and a $3-million loss in 2006.
Interest expense
Interest expense was $105-million in 2008, compared with $70-million in 2007 and $63-million in 2006.
Annual interest expense increased in 2008 compared with 2007 due to the $1,282-million net increase in bank indebtedness and long-term debt year-over-year to fund the acquisition of UAP completed during the year. Interest expense increased by $7-million in 2007 in comparison to 2006 due to maintaining higher bank indebtedness and long-term debt balances throughout the year, which were used to fund investments, capital expenditures, and increased working capital needed for our businesses and growth initiatives.
Income taxes
Our overall effective tax rate was 31 percent in 2008, versus 32 percent in 2007 and negative 266 percent in 2006. The 2008 tax rate declined due to a higher proportion of our income being earned in lower taxed jurisdictions. The 2007 tax rate reflected increased taxes resulting from foreign exchange gains. The negative 2006 rate included the impact of Canadian rate reductions.
Changes in statutory income tax rates, the mix of earnings, tax allowances, and realization of unrecognized tax assets amongst the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the three years ended December 31, 2008, 2007 and 2006 are provided in note 6 to our 2008 consolidated financial statements.
Quarterly Results of Operations
Agricultural nutrient sales are seasonal, as farmers tend to apply the majority of crop nutrients in the spring and fall. As a result, our sales volumes and consolidated earnings tend to be historically strongest in the second and fourth quarters of the calendar year. In 2008, our fourth quarter was not as strong as usual due to the significant reduction in legacy Retail’s crop nutrient sales volumes and inventory and purchase commitment write-downs.

(millions of U.S. dollars	Net Sales	Net Earnings	Earnings Per Share		Total Assets	Cash & Cash	Dividends	Long-term
except per share amounts)						Equivalents	Declared	Financial
			Basic	Diluted				Liabilities

2008
Q1	1,107	195	1.24	1.23	6,689	1,762	—	1,212
Q2	3,870	636	4.03	4.00	9,939	178	9	1,964
Q3	3,113	367	2.32	2.31	10,355	208	—	1,994
Q4	1,941	124	0.79	0.79	9,818	374	8	1,949

Year	10,031	1,322	8.39	8.34	9,818	374	17	1,949

2007
Q1	821	(11)	(0.08)	(0.08)	3,560	45	—	938
Q2	2,034	229	1.71	1.70	3,615	55	7	952
Q3	989	51	0.38	0.38	4,022	41	—	980
Q4	1,426	172	1.25	1.24	5,832	1,509	9	1,141

Year	5,270	441	3.28	3.25	5,832	1,509	16	1,141

2006
Q1	657	(48)	(0.37)	(0.37)	3,552	49	—	758
Q2	1,816	142	1.08	1.06	3,215	69	7	960
Q3	821	1	0.01	0.01	3,169	39	—	921
Q4	899	(62)	(0.47)	(0.47)	3,265	109	8	951

Year	4,193	33	0.25	0.25	3,265	109	15	951

66	Agrium / 2008 Annual Report

Significant items affecting the comparability of quarterly results include the following:
2008
•	The UAP acquisition contributed $257-million, $191-million, and $57-million to our gross profit in the second, third, and fourth quarter, respectively.

•	We had quarter-over-quarter increases of $93-million, $132-million, and $115-million in Retail’s selling expense in the second, third, and fourth quarter, respectively, primarily as a result of the addition of the UAP business.

•	We had write-downs of $216-million to Wholesale inventory and Retail purchase commitments in the fourth quarter.

•	We recorded a $45-million impairment charge net of non-controlling interests to our $295-million EAgrium investment in the fourth quarter of 2008 as a result of adjusting the carrying value of Agrium’s Egypt operations to fair value.

•	Given the significant changes in our share price throughout 2008, stock-based compensation expense increased quarter over quarter by $103-million in the second quarter, and decreased quarter over quarter by $34-million, $122-million and $86-million in the first, third, and fourth quarter, respectively.

•	We had gains on non-qualifying derivative contracts of $67-million and $191-million in the first and second quarter, respectively, and losses of $171-million and $87-million in the third and fourth quarter, respectively.

•	We had quarter-over-quarter increases in Potash profit and capital tax of $44-million, $51-million and $28-million in the second, third, and fourth quarter, respectively, driven by increased potash profit margins.

•	As a result of the weakening of the Canadian dollar during the fourth quarter, we experienced significant foreign exchange gains of $98-million.
2007
•	Given the significant increase in our share price in 2007, stock-based compensation expense increased quarter over quarter by $22-million, $9-million, $13-million and $39-million in the first, second, third and fourth quarter, respectively.

•	In the third quarter we had a loss on non-qualifying derivative contracts of $20-million.

•	As a result of the strengthening Canadian dollar, we experienced significant foreign exchange gains in the second and third quarters of 2007 of $17-million and $21-million, respectively.
2006
•	Fourth quarter earnings were negatively impacted by a pre-tax impairment charge on our Canadian phosphate assets of $136-million.

•	Net earnings in the second quarter were favorably impacted by an $18-million non-cash future income tax recovery.

•	In the first quarter of 2006, we had a loss on non-qualifying derivative contracts of $43-million.
Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share in accordance with GAAP, in this MD&A we make reference to net earnings before interest expense and income taxes (“EBIT”), net earnings before interest expense, income taxes, depreciation, amortization and asset impairment (“EBITDA”), and operating expenses (gross profit less EBIT). The components of these measures are calculated in accordance with GAAP, but operating expenses, EBIT and EBITDA are not a recognized measure under GAAP, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT and EBITDA should not be used as an alternative to net earnings as determined in accordance with GAAP or as an alternative to cash provided by (used in) operations.
Business units and income tax jurisdictions are not synonymous and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business units. Similarly, financing and related interest charges cannot be attributed to business units on a meaningful basis that is comparable to other companies.

2008 Annual Report / Agrium	67

The following is a reconciliation of EBITDA and EBIT to net earnings and diluted earnings per share as calculated in accordance with GAAP:

			Advanced
(millions of U.S. dollars except per share amounts)	Retail	Wholesale	Technologies	Other	Consolidated

2008
EBITDA	560	1,670	50	41	2,321
Depreciation and amortization	80	105	17	16	218
Asset impairment	—	87	—	—	87

EBIT	480	1,478	33	25	2,016
Interest expense					(105)
Income taxes					(589)

Net earnings					1,322

Diluted earnings per share					8.34

2007
EBITDA	210	786	29	(137)	888
Depreciation and amortization	33	119	16	5	173

EBIT	177	667	13	(142)	715
Interest expense					(70)
Income taxes					(204)

Net earnings					441

Diluted earnings per share					3.25

2006
EBITDA	125	352	7	(107)	377
Depreciation and amortization	30	125	8	6	169
Asset impairment	—	136	—	—	136

EBIT	95	91	(1)	(113)	72
Interest expense					(63)
Income taxes					24

Net earnings					33

Diluted earnings per share					0.25

Financial Condition

(millions of U.S. dollars)	2008	2007	2008 vs. 2007

Assets	9,818	5,832	3,986
Liabilities	5,708	2,744	2,964
Shareholders’ equity	4,110	3,088	1,022

Assets
For discussion of the change in cash balance year-over-year, see “Cash position” on page 71 of this MD&A.
Accounts receivable increased by $402-million to $1.2-billion in 2008 compared to $821-million in 2007. This increase was driven by significantly higher sales prices in Wholesale and the acquisitions of UAP and CMF, which increased accounts receivable at December 31, 2008 by $407-million and $83-million, respectively. Accounts receivable was reduced by lower sales volumes and the sale of $200-million of receivables as at December 31, 2008 and nil as at December 31, 2007 under the securitization facility.
Inventories have gone up by $2.1-billion, from $961-million at December 31, 2007 to $3.0-billion at December 31, 2008. The majority of the increase is primarily due to additional Retail inventories of $964-million from UAP, significantly higher cost of crop nutrient product in inventory in 2008, and additional Wholesale inventories of $145-million from CMF. The increase was partially offset by a $121-million inventory write-down for Wholesale products purchased for resale and a reduction in fourth-quarter sales volumes.

68	Agrium / 2008 Annual Report

Prepaid expenses and deposits increased from $297-million in 2007 to $475-million in 2008. The increase was primarily due to the UAP acquisition, which increased prepaid expenses by $306-million, partially offset by lower inventory prepayment by legacy Retail in order to reduce working capital.
We have completed significant investment capital projects in 2008 which have increased our property, plant and equipment assets by $264-million year-over-year. The most notable additions are related to the Egypt nitrogen project and acquisitions of UAP, which increased property, plant and equipment by $165-million. (See analysis under “Capital expenditures” on page 69 of this MD&A for further details.)
Goodwill and intangibles increased by $2.2-billion to $2.4-billion as at December 31, 2008 from $251-million in 2007. The increase was primarily due to goodwill and intangibles from the UAP acquisition which totaled $2.2-billion.
Liabilities
Bank indebtedness increased to $610-million as at December 31, 2008 versus $166-million as at December 31, 2007. The 2008 increase in bank indebtedness was primarily due to the utilization of our syndicated revolving credit facility for the acquisition of UAP, the increase of bank indebtedness of $120-million from the acquisition of CMF, and draws on short-term bridge facility related to contractor payments for EAgrium.
Accounts payable and accrued liabilities have increased by $1.1-billion to $2.2-billion as at December 31, 2008 versus $1.1-billion in 2007. The increase was primarily due to the acquisitions of UAP and CMF, which increased accounts payable and accrued liabilities by approximately $779-million and $79-million, respectively.
Long-term debt increased by $838-million from December 31, 2007 to December 31, 2008. Pursuant to the UAP acquisition, we entered into a $460-million, five-year floating rate bank loan due May of 2013 and issued a $500-million, ten-year debenture due January 2019, which remains outstanding as at December 31, 2008.
Other liabilities decreased slightly to $328-million as at December 31, 2008 versus $358-million as at December 31, 2007. The majority of this decrease was due to lower stock-based compensation accruals.
Working Capital
Our working capital (defined as current assets less current liabilities) at December 31, 2008 was $2.3-billion, relatively unchanged compared to December 31, 2007. Our working capital averaged $2-billion in 2008 compared to an average of $1-billion in 2007.

(millions of U.S. dollars)	2008	2007

Current assets	5,119	3,588
Current liabilities	2,811	1,267

Working capital	2,308	2,321

Shareholders’ Equity
Shareholders’ equity has increased by $1.0-billion as at December 31, 2008 compared to December 31, 2007. Common shares decreased by $11-million primarily due to share repurchases during the fourth quarter of 2008. Accumulated other comprehensive income decreased by $256-million, driven by a foreign currency translation loss of $242-million, primarily from the impact of the weakening of the Canadian dollar, and net losses on cash flow hedges of $14-million. A net increase in retained earnings of $1.3-billion as at December 31, 2008 compared with December 31, 2007 was the result of net earnings of $1.3-billion for 2008, slightly offset by $20-million of shares repurchased and $17-million of dividends declared.
Liquidity and Capital Resources
Our liquidity and capital resource needs can be met through a variety of sources including cash on hand, cash provided by operations, short-term borrowings from our committed credit facilities and accounts receivable securitization program, and long-term debt and equity capacity from the capital markets.

2008 Annual Report / Agrium	69

Sources and Uses of Cash

(millions of U.S. dollars)	2008	2007	2006

Cash provided by operating activities	1,044	494	155
Cash used in investing activities	(3,375)	(561)	(739)
Cash provided by financing activities	1,196	1,467	393

(Decrease) increase in cash and cash equivalents	(1,135)	1,400	(191)

Cash provided by operating activities
Cash provided by operating activities is made up of net earnings adjusted for items not affecting cash and changes in non-cash working capital.
Net earnings adjusted for items not affecting cash was a source of cash of $2.1-billion in 2008, $846-million in 2007, and $208-million in 2006. Significant changes in net earnings year-over-year was the primary contributor to these variances. Non-cash items include inventory and purchase commitment write-downs, asset impairment, stock-based compensation, and future income taxes.
Non-cash working capital
Our non-cash working capital levels are affected by numerous factors including: demand for our products and services, including pre-sales of product and inventory build for peak demand; selling prices of our products and services; raw material input and other costs; use of our accounts receivable securitization facility; and foreign exchange rates.
The change in non-cash working capital for the year ended December 31, 2008 was a use of cash of $1.1-billion, a significant increase over the same period of 2007 and 2006. For analysis of working capital balance sheet account changes from December 31, 2007 to December 31, 2008, see the Financial Condition section at page 67 of this MD&A. The change in non-cash working capital for the year ended December 31, 2007 was a use of cash of $352-million compared to a use of cash of $53-million for the year ended December 31, 2006.
Cash used in investing activities
Investing activities used $3.4-billion of cash in 2008, an increase of $2.8-billion compared to 2007. Investing activities used $561-million of cash in 2007, a decrease from a use of cash of $739-million in 2006.
Business acquisitions
In 2008, we completed the acquisition of 100 percent of the outstanding shares of UAP, which accounted for a use of cash of $2.7-billion. We also completed the acquisition of a 70 percent interest in CMF for total consideration of $42-million.
In 2007 there was no similar use of cash for business acquisitions.
Capital expenditures

(millions of U.S. dollars)	2008	2007	2006

Sustaining capital	145	104	91
Investment capital	361	350	118

Total	506	454	209

Sustaining capital includes the cost of replacements and betterments of our facilities. Our 2008 sustaining capital expenditures increased compared with 2007 as they were impacted by UAP, while our 2007 sustaining capital expenditures were impacted by escalating materials and contract labor costs as well as the strengthening of the Canadian dollar.

70	Agrium / 2008 Annual Report

Investment capital typically includes a significant expansion of existing operations or new acquisitions. Our investment capital expenditures increased in 2008 due to the pursuit of our growth strategy, primarily related to the investment in our Egypt nitrogen facility. Our investment capital expenditures increased in 2007 over 2006 primarily due to capital expenditures related to our Egypt nitrogen facility in 2007 as well as the expansion of our Retail operations into the Southern U.S. Plains through the purchase of 22 retail outlets (15 farm centers and 7 satellites) from Archer Daniels Midland (“ADM”).
Investments
In 2007 we acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng Evergreen Inc., for C$6.22 per share or U.S. $63-million. This investment leverages our expertise in the specialty fertilizer business and provides a platform for future growth in the important Chinese fertilizer and agriculture market. There were no similar investments in 2008.
Cash provided by financing activities
Financing activities provided $1.2-billion of cash in 2008, a decrease of $271-million compared to 2007. Financing activities provided $1.5-billion of cash in 2007 versus cash provided by financing activities of $393-million in 2006.
Common shares
In the third quarter of 2008, Agrium announced that it received approval from the Toronto Stock Exchange to repurchase up to 5 percent of its outstanding common shares (approximately 7.9 million common shares) through a normal course issuer bid commencing October 6, 2008. As at December 31, 2008, Agrium had repurchased 1.2 million shares at an average price per share of $29.03. Agrium will continue to focus on preserving liquidity in determining the timing and exact number of shares to be purchased.
During the fourth quarter of 2007 we closed an offering of 24 million common shares at a price of $58 per share. Net of issuance costs, cash provided by financing activities related to the share issuance was $1.3-billion. Net proceeds from this offering were used to fund a portion of the purchase of the outstanding shares of common stock of UAP.
We issued $4-million in common shares for cash related to the exercise of stock options in 2008. Cash received on exercise of stock options was $15-million in 2007 and $33-million in 2006.
Bank indebtedness
As at December 31, 2008, our bank indebtedness was $610-million compared to $166-million as at December 31, 2007. In comparison to 2007, our bank indebtedness in 2008 increased due to the utilization of our syndicated revolving credit facility for the acquisition of UAP, the increase of bank indebtedness of $120-million from the acquisition of CMF, and draws on short-term bridge facility related to contractor payments for EAgrium.
Our bank indebtedness at December 31, 2007 decreased by $61-million compared to $227-million as at December 31, 2006. We paid a portion of our short-term credit facilities in 2007 given increased cash flows during the year. However, we also increased short term debt at our South American Retail operations due to increased working capital needs. Our South American Wholesale operations experienced periodic gas supply interruptions, resulting in lost production, lower sales and a reduction in cash flow.

2008 Annual Report / Agrium	71

Long-term debt
During 2008 we arranged access to over $1-billion of UAP acquisition credit facilities. (See discussion under “Debt instruments” on page 72 of this MD&A for further details on financing facilities.) We entered into a $460-million, five-year floating rate bank loan due May of 2013 and issued a $500-million, ten-year debenture due January 2019, which remains outstanding as at December 31, 2008.
During 2007 we arranged access to $940-million of Egypt nitrogen project credit facilities. During the third quarter of 2008, EAgrium repaid all outstanding project-related long-term debt totaling $238-million and cancelled the debt financing facility in the third quarter of 2008.
During 2006 we completed a $300-million offering of 30-year, 7.125 percent senior unsecured debentures.
Dividends
We declared dividends on our common shares of 11 cents per common share, equating to $17-million in 2008, $16-million in 2007 and $15-million in 2006. Common share dividends paid were $18-million in 2008, $15-million in 2007 and $14-million in 2006.
Non-controlling interest
We previously carried out our activities in Egypt through our 60 percent interest in a subsidiary known as EAgrium, which had begun construction of a nitrogen facility in Egypt. During the second quarter of 2008, the Egyptian government halted construction of the facility. In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. We completed the share exchange on January 26, 2009, which resulted in us owning 26 percent of MOPCO. Equity advances from our project venture partners of $171-million were received in 2008 and are a source of cash in our consolidated statement of cash flows. Equity advances from our project venture partners of $86-million were received in 2007.
Cash Position
Our cash balance decreased to $374-million in 2008 from $1.5-billion in 2007 and $109-million in 2006. The large cash balance at December 31, 2007 was due to net proceeds of $1.3-billion received from the issuance of equity securities in anticipation of the UAP acquisition which closed in May of 2008. Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing including issuing securities from our Shelf Prospectus.
Proposed Acquisition of CF Industries Holdings, Inc.
On February 25, 2009, Agrium announced that it had made a proposal to acquire CF in a cash and stock merger. The cash component of the consideration proposed to be paid for CF is approximately U.S. $1.6 billion, which would be funded through a combination of cash on hand, draw downs on short-term credit facilities and a new acquisition credit facility. Agrium believes that if the acquisition is completed, the combined entity will have sufficient liquidity to conduct operations as well as anticipated cash flow sufficient to repay the acquisition credit facilities.

72	Agrium / 2008 Annual Report

Debt Instruments, Capital Management and Ratings
Debt instruments

			2008	2007

	Total	Unutilized	Utilized	Utilized

Bank indebtedness
Revolving credit facilities expiring 2012(a)(b)	775	475	300	82
Accounts receivable securitization(c)	200	—	n/a	n/a

Total domestic short-term credit facilities	975	475	300	82
CMF credit facilities expiring 2009(d)	264	144	120	—
South American credit facilities expiring 2009 to 2012(e)	226	156	70	84
EAgrium bridge loan(f)	120	—	120	—

Total bank indebtedness	1,585	775	610	166

Long-term debt	2008	2007

Recourse
Unsecured
Floating rate bank loans due May 5, 2013(g)	460	—
6.75% debentures due January 15, 2019(g)(h)	500	—
7.125% debentures due May 23, 2036(h)	300	300
7.7% debentures due February 1, 2017(h)	100	100
7.8% debentures due February 1, 2027(h)	125	125
8.25% debentures due February 15, 2011(h)	125	125
Secured
Other	24	22

	1,634	672
Transaction costs	(12)	(7)
Current portion of long-term debt	(1)	(1)

	1,621	664

Non-recourse
EAgrium secured credit facilities	—	132
Transaction costs	—	(13)

	—	119

	1,621	783

(a)	In 2006 we increased our syndicated revolving credit facility to $600-million from $450-million. In 2007 we renewed this facility for an additional five years. In addition, we exercised a provision that allowed us to expand the facility by $175-million to $775-million, to reflect the growth in our business and associated cash considered prudent for our operating needs. As at December 31, 2008, we had $300-million utilized on this facility, leaving $475-million in available credit.

(b)	We had issued letters of credit under our revolving credit facilities. Outstanding letters of credit at December 31, 2008 of $66-million reduce credit available under the facilities to $409-million.

(c)	The receivables are sold to an unrelated financial institution. We provide a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012. See discussion of Sale of Accounts Receivable on page 75 of this MD&A.

(d)	CMF credit lines retained after the acquisition totaled $264-million and as at December 31, 2008, we had $120-million utilized on these facilities. Of the total, $207-million is secured. Inventory, accounts receivable and other items with a total carrying value of $125-million are pledged as security for the utilized balance.

(e)	Of the total, $130-million is uncommitted and $54-million of the uncommitted portion has been utilized.

(f)	On August 25, 2008, EAgrium entered into a loan agreement for $120-million. Agrium has pledged its interest in EAgrium as security for this loan. This loan is also guaranteed by MOPCO and by a MOPCO shareholder. Effective January 26, 2009, MOPCO assumed this debt.

(g)	Pursuant to the UAP acquisition, we borrowed $1.0-billion in 2008. We issued $500-million of 6.75% debentures due January 15, 2019 under our Shelf Prospectus and used the net proceeds towards the repayment of this loan. The net proceeds of $497-million were paid on September 11, 2008, and cash of $58-million was paid in October 2008. The remaining balance of $460-million is repayable on May 5, 2013.

(h)	Debentures contain various provisions that allow us to redeem debt prior to maturity, at our option, at specified prices.

2008 Annual Report / Agrium	73
We filed a preliminary Short Form Prospectus in August 2007 with the Canadian securities regulatory authorities in each of the provinces of Canada and a Shelf Registration Statement with the Securities and Exchange Commission, which will provide us the ability to offer from time to time over a 25-month period until September 2009 in Canada and the United States up to $1-billion of debt, equity and other securities. On December 3, 2007 we filed an amendment to the Short Form Base Shelf Prospectus increasing the amount of available debt, equity and other securities from $1-billion to $3-billion. We issued $1.4-billion in equity securities in 2007 and $500-million in debt offering in 2008 under the Shelf Prospectus. As of December 31, 2008, we had $1.1-billion unutilized under the Shelf Prospectus. The prospectus dated May 15, 2006 was withdrawn concurrent with the filing of the August 2007 prospectus and shelf registration.
Capital management
The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt including the current portion, net of cash. Equity includes shareholders’ equity. EBITDA is net earnings before interest expense, income taxes, depreciation, amortization and asset impairment. Interest includes interest on long-term debt plus other interest. The measures of debt, equity and EBITDA described above are non-GAAP financial measures (see discussion under “Non-GAAP Disclosure” on page 66 of this MD&A for further details).

	2008	2007	2006

Net debt to net debt plus equity (%)	31	(22)	39
EBITDA interest coverage (multiple)	22.1	12.7	6.0

Our revolving credit facilities require us to maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at December 31, 2008.
Debt ratings
As at February 25, 2009 our debt instruments were rated as follows:

Senior Unsecured Notes and Debentures

Moody’s Investors Service	(Baa2)	on review for possible downgrade under review
DBRS	(BBB)
Standard & Poor’s	(BBB)

Future Cash Requirements
Contractual obligations and other commitments
As at December 31, 2008 our aggregate contractual obligations were comprised of the following:

	Payment due by period
	Less than	One to	Four to	After
(millions of U.S. dollars)	one year	three years	five years	five years	Total

Long-term debt(a)	91	298	618	2,200	3,207
Operating leases	151	65	39	36	291
Purchase obligations	596	238	153	125	1,112
Asset retirement obligations	8	11	8	624	651
Environmental remediation liabilities	16	33	16	70	135

Total	862	645	834	3,055	5,396

(a)	Figures include interest payments
Long-term debt
See discussion of debt instruments on page 72 of this MD&A. Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions. See discussion of capital management on page 73 of this MD&A.

74	Agrium / 2008 Annual Report

Operating leases
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.
Purchase obligations
Purchase obligations include minimum commitments for North American natural gas purchases which are floating-rate contracts, calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2008. Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017, which are also included in purchase obligations. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
We have a power co-generation agreement for the Carseland facility, which expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (“MW/hr”) until 2011 and 20 MW/hr for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation. These commitments are included in purchase obligations.
Asset retirement obligations
Asset retirement obligations are generally related to dismantlement and site restoration. These obligations, which will be settled between 2009 and 2136, represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $651-million as at December 31, 2008. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $86-million as at December 31, 2008.
Environmental remediation liabilities
Environmental remediation liabilities represent the undiscounted estimated cash outflows required to settle the environmental remediation liabilities in the amount of $135-million as at December 31, 2008.
Future Capital Expenditures
We are planning a sustaining capital program of approximately $220-million in 2009,1 including the following:
•	Additional spending at our Wholesale plant sites in order to ensure efficient, reliable and safe operations of facilities, including building replacement and maintenance at various Wholesale operations.

•	Retail spending for North American and South American operations.

•	Projects at our Vanscoy potash facility.
Our planned sustaining capital expenditures for 2009 are higher than in prior years as we are pursuing several strategic initiatives designed to enhance the short and long-term profitability of our operations.
We are planning an investment capital program of approximately $230-million in 2009,1 including the following:
•	Projects to develop and increase capacity at our Vanscoy potash facility.

•	Retail spending for expansion opportunities.

•	Additional investment in Advanced Technologies, including an ESN in-market coating facility.

•	Costs related to development of a greenfield potash operation in western Canada.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium	75

A higher proportion of the capital expenditures are expected in the second half of 2009. We anticipate we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit (see discussion under “Debt instruments” on page 72 of this MD&A for further details) and funds available from new debt or securities offerings.1
Outstanding Share Data
The number and principal amount of outstanding shares as at January 31, 2009 were as follows:

	Number of Shares	Market Value
	(millions)	(millions of U.S. dollars)

Common shares	157	5,248

As at January 31, 2009, there were approximately 1.3 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.
Off-Balance Sheet Arrangements
Sale of accounts receivable
Under our North American receivables securitization facility, we may sell up to $200-million of eligible accounts receivable. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program. These limited-recourse sales are not required to be included in our balance sheet as liabilities. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2012.
We utilized $200-million of our accounts receivable securitization as at December 31, 2008, compared to nil and $108-million utilized as at December 31, 2007 and 2006, respectively.
Guarantees
We have guaranteed rail car leases of a third party. The lease agreements expire in 2025 and recoveries under recourse provisions are available. Maximum potential future undiscounted payments for guarantees issued were approximately $90-million as at December 31, 2008.
Financial Instruments
Risk Management
Derivative contracts are initiated within the guidelines of our Exposure Management Policy, which require specific authorization for approval and commitment of contracts. We formally document our risk management strategy for undertaking derivative transactions and the relationship between the derivative and the underlying hedged exposure. Our Board of Directors reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed.
We use derivative financial instruments to manage our exposure to foreign exchange rate, interest rate, and commodity price fluctuations, and the objective is to reduce volatility in cash flow and earnings. Our derivative financial instruments and the nature of the risks which they are, or may be, subject to are set out in the following table:

Derivative financial instruments	Risks
	Currency	Commodity price	Credit	Liquidity

Foreign currency forward and option contracts	X		X	X
Natural gas forward, swap and option contracts, nutrient swap contracts and heat rate swap contracts		X	X	X

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

76	Agrium / 2008 Annual Report

Currency Risk
We had the following foreign exchange contracts as at December 31:

Foreign exchange derivative	2008			2007
financial instruments outstanding
	Notional		Fair value	Notional		Fair value
Sell/Buy	(millions, buy	Maturities	assets	(millions, buy		assets
	currency)		(liabilities)	currency)	Maturities	(liabilities)

CAD/EUR forwards	—	—	—	EUR 1	2008	—
USD/EUR forwards	EUR 15	2009	—	EUR 476	2010	47
EUR/USD forwards	USD 33	2009	—	—	—	—
GBP/USD forwards	USD 5	2009	—	—	—	—
USD/CAD put options purchased	CAD 195	2009	2	—	—	—
USD/CAD call options sold	CAD 206	2009	(20)	—	—	—

			(18)			47

Losses of $18-million were recognized in 2008 and reported in other (income) expenses.
Forward contracts and interest rate swap contracts related to EAgrium construction and financing no longer qualified for hedge accounting following the decision by the Egyptian government to halt construction in the second quarter of 2008. All forward foreign exchange contracts and interest rate swap contracts were unwound during the third quarter of 2008. As a result, realized net hedging gains of $69-million were recognized in earnings, of which $28-million has been reflected in non-controlling interests.
Commodity Price Risk
Substantially all of our natural gas requirements are purchased through indexed-price contracts with suppliers, except for long-term fixed-price supply agreements for Profertil. In order to minimize our financial risk exposure to potential adverse impacts of natural gas price volatility, we periodically enter into natural gas swaps and option contracts on our North American natural gas positions. We utilize a formal analytical process to determine when we enter into hedge contracts. As a practice, if possible we take advantage of natural gas price volatility to collar our positions, so as to minimize the risk of incurring losses on our hedge positions by trading off a portion of the potential gains.
Total change in fair value of non-qualifying derivative financial instruments during 2008 was a loss of $68-million (2007 — $20-million) which is reported in other (income) expenses, of which $8-million (2007 — $13-million) has been realized.
We had the following natural gas, power and nutrient derivative financial instruments as at December 31:

			2008			2007
Natural gas, power and nutrient			Fair value			Fair value
derivative financial instruments			assets			assets
outstanding	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF)
NYMEX contracts
Swaps	33	2009 to 2013	(61)	41	2008 to 2011	(8)
Collars (swap with options)	25	2009 to 2012	13	5	2008 to 2009	—
Call spreads	4	2009	2	9	2008 to 2009	11
El Paso swaps	2	2009	(2)	—	—	—
AECO contracts
Swaps	1	2009	(1)	7	2008	1
Options	13	2009	(9)	—	—	—

	78		(58)	62		4

Power — Swaps (GWh)	666	2009 to 2012	6	141	2008	4
Nutrient — Urea swaps (short tons)	18,000	2009	(2)	—	—	—

			(54)			8

2008 Annual Report / Agrium	77

Credit Risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the U.S., Argentina and Chile. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market. There were no significant uncollectible trade receivable balances at December 31, 2008.
We manage counterparty credit risk with policies requiring that counterparties to short-term investments and derivative contracts have an investment grade or higher credit rating. At December 31, 2008, all counterparties to derivative contracts have maintained an investment grade or higher credit rating. We may be exposed to certain losses in the event that counterparties to derivative contracts are unable to meet their contractual obligations. We enter into master netting arrangements that mitigate our exposure to counterparty credit risk. Policies also limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty.
Liquidity Risk
The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less. We mitigate liquidity risk by careful monitoring of our cash flow needs, regular communication with our credit providers, careful selection of financially strong banks to participate in our operating lines, and arranging for multiple-year, committed operating credit facilities.
Fair Value
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, fair value is estimated using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs, including gas and power prices, interest rates, and foreign exchange rates, and assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.
The fair value of derivative financial instruments is recorded as the estimated amount that would be received or paid to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.
The fair values of the Company’s derivative financial instruments correspond to their carrying values.

Fair value of derivative financial instruments	2008	2007

Foreign exchange contracts
Accounts receivable	—	28
Other assets	—	19
Accounts payable and accrued liabilities	(18)	—

	(18)	47

Interest rate contracts
Accounts payable and accrued liabilities	—	(4)
Other liabilities	—	(26)

	—	(30)

Natural gas, power and nutrient derivative contracts
Accounts receivable	5	12
Other assets	16	9
Accounts payable and accrued liabilities	(64)	(10)
Other liabilities	(11)	(3)

	(54)	8

78	Agrium / 2008 Annual Report

2008 Fourth Quarter Management’s Discussion & Analysis
2008 Fourth Quarter Operating Results

Net Earnings
Agrium’s fourth quarter consolidated net earnings were $124-million, or $0.79 diluted earnings per share, compared to net earnings of $172-million, or $1.24 diluted earnings per share, for the same quarter of 2007. Net earnings before interest expense and income taxes (“EBIT”) was $172-million for the fourth quarter of 2008 compared with EBIT of $250-million for the fourth quarter of 2007. The decrease in EBIT was primarily due to a decrease in gross profit from an inventory write-down and an investment write-down for our EAgrium investment, as well as certain material items noted below.
Consolidated gross profit in the fourth quarter of 2008 was $522-million, slightly lower compared to $533-million in the fourth quarter of 2007. Contributions from the UAP business and increase in fertilizer selling prices, partially offset by a $93-million write-down primarily associated with future inventory purchase commitments, resulted in a $49-million increase in gross profit in our Retail business segment. Wholesale gross profit decreased $60-million due to a decrease in sales volume and a $121-million write-down of inventory for our purchase for resale business, partially offset by higher selling prices. Our Advanced Technologies business segment contributed an additional $2-million increase to the change in our quarter-over-quarter gross profit. In accordance with our accounting standards, we referenced the current and expected future market conditions at December 31, 2008 and made write-downs on our inventory and future purchase commitments.
Expenses have increased $117-million quarter-over-quarter, primarily reflecting a combination of the following items:
•	$115-million increase in Retail’s selling expense resulting in Retail’s selling expense of $242-million primarily as a result of the addition of the UAP business.
•	$90-million increase in losses on non-qualifying derivative positions resulting in a $87-million hedging loss.

•	$87-million write-down in our EAgrium investment before non-controlling interests of $42-million, resulting in a net write-down to Agrium of $45-million.

•	$28-million increase in Potash profit and capital tax resulting in a $37-million expense driven by increased potash sales margins.

•	$86-million decrease in stock-based compensation expense resulting in a $36-million recovery of stock-based compensation driven by a decrease in our share price.

•	$96-million increase in foreign exchange gains primarily related to the weakening of the Canadian dollar, resulting in $98-million of foreign exchange gain.
The effective tax rate was 15 percent for this quarter and 31 percent for the year. The decline in the rate compared to the same quarter last year was principally due to foreign exchange losses for Canadian tax purposes on our U.S. dollar denominated debt resulting from the weakening of the Canadian dollar during the quarter.
Business Segment Performance
Retail
Retail results are not directly comparable to the same period last year due to the inclusion of UAP, which was acquired in May of 2008. Retail’s 2008 fourth quarter net sales were $1-billion, which almost doubled the $555-million in the fourth quarter of 2007. Gross profit was $228-million in the fourth quarter of 2008, which included a $93-million write-down primarily for purchase commitments of crop nutrients, compared to gross profit of $179-million for the same period last year. While gross profit was $49-million higher this quarter than the same period last year, Retail EBIT was lower due to higher expenses associated with the acquired infrastructure of the UAP business. Retail EBIT was a loss of $54-million in the fourth quarter of 2008, after the inventory write-down, versus a positive EBIT of $39-million in the same quarter last year.
The UAP acquisition contributed $92-million in gross profit and $(19)-million in EBIT for the fourth quarter, excluding the impact of the write-down in Retail crop nutrients. This represents an increase of 80 percent in gross profit, and a significant improvement in EBIT compared to a similar 13-week period in 2007, given that UAP historically has EBIT losses in the fourth quarter. Agrium’s legacy Retail operations gross profit rose by 27 percent, or $50-million, over the same period last year, while EBIT from legacy operations was 49 percent higher than the same period last year, before taking into account the impact of the write-down.

2008 Annual Report / Agrium	79

The increase in net sales and gross profit in the fourth quarter of 2008 versus the same quarter of 2007 was attributed to:
Crop nutrients net sales reached $631-million this quarter, an increase of $238-million compared to the fourth quarter of 2007, due to the addition of UAP business and higher average selling prices. Gross profit was $60-million this quarter compared to $83-million in the fourth quarter of 2007. The decrease was due entirely to a $93-million write-down resulting principally from changes in valuations of future purchase commitments. This resulted in crop nutrients margins declining to 10 percent in the fourth quarter of 2008, compared to 21 percent in the fourth quarter of 2007. Excluding the write-down, nutrient margins would have been 24 percent in the fourth quarter of 2008, slightly higher compared to the same period last year. Nutrient sales volumes in the fourth quarter declined slightly compared to the same period last year, even with the addition of UAP’s nutrient business. Nutrient sales volumes at Agrium’s legacy North American operations declined by 46 percent compared to the same period last year due to the deferral of crop nutrient applications from the fall of 2008 into 2009 and the late harvest in the Cornbelt. Sales volumes at our South American operations were also significantly lower this quarter than the same period last year due to dry conditions in Argentina, the reduction in global crop prices leading up to their planting season and uncertainty over future government agricultural policies.
Crop protection net sales increased to $288-million this quarter, compared to $87-million in the fourth quarter of 2007. Our gross profit this quarter reached $133-million, more than double last year’s level. The strength of earnings from this product line illustrates the benefits of the diversity in our Retail business. Most of the increase in sales and profits was due to the addition of UAP’s significant crop protection business, including a broad range of private label products. Crop protection product margins were 46 percent for the fourth quarter of 2008 versus 64 percent for the fourth quarter of 2007. The decline in margins compared to the same period last year was primarily due to the inclusion of UAP’s lower margin crop protection wholesale business and the timing and nature of UAP supplier rebates.
Net sales for seed, services and other increased to $103-million this quarter, up from $75-million in the fourth quarter of 2007. Gross profit was $35-million in the fourth quarter of 2008, compared to $40-million for the same period last year. The reduction in gross profit this year was primarily due to lower sales of wheat seed compared to the strong demand last fall and charges associated with the discontinuation of our Vigoro private label seed brand in order to concentrate sales under the Dyna-Gro private label brand previously sold only by UAP. Seed net sales were $44-million this quarter, with sales from both our legacy and UAP operations decreasing compared to the same period last year.
Retail selling expenses for the fourth quarter of 2008 were $242-million, almost double last year’s level. Selling expenses as a percentage of net sales in the fourth quarter of 2008 were 24 percent, relatively unchanged from 23 percent for the same period last year.
Wholesale
Wholesale’s net sales were a fourth-quarter record of $982-million for the fourth quarter of 2008 compared to $908-million for the fourth quarter of 2007. The increase was due to higher sales prices for all three crop nutrients, which more than offset the decrease in sales volumes for all nutrients compared to the same period last year. The decrease in sales volumes in the fourth quarter of 2008 were primarily due to: the significant reduction in domestic nutrient sales volumes resulting from a condensed fall application season as a result of the late harvest across most of North America; the expectation by growers that crop nutrients prices would be lower in the spring of 2009 than the fall of 2008; and, uncertainty created by the rapid changes in crop prices in the fall of 2008. Looking forward, we anticipate strong application rates for all nutrients in the U.S. this spring, with particular strength in the demand for nitrogen products and some recovery in nitrogen pricing.
Gross profit was $283-million in the fourth quarter of 2008, a $60-million reduction from the $343-million recorded for the same period last year. Excluding the $121-million inventory write-down in our purchase for resale business, total gross profit from our production facilities was higher than last year. EBIT of $106-million in the fourth quarter of 2008 was also lower than the $277-million for the same period last year due primarily to an inventory write-down, an increase in operating expenses as noted below, and a $45-million impairment of our interest in nitrogen facility assets in Egypt net of non-controlling interests.
Gross profit for nitrogen was $136-million this quarter, compared to $211-million in the same quarter last year. Nitrogen prices and margins remained higher than the same period last year but a significant reduction in sales volumes resulted in lower overall gross profit compared to the fourth quarter of 2007. Cost of product was $317 per tonne this quarter, a $93 per tonne increase over the same period last year partly due to the inclusion of $11 per tonne in depreciation this quarter, production shutdowns and curtailments, and higher gas costs partly due to a higher proportion of production and sales

80	Agrium / 2008 Annual Report

coming from our domestic rather than international nitrogen operations. The rapid decline in North American gas costs in the later part of the fourth quarter of 2008 was not reflected in our average gas cost this quarter due to higher cost of product drawn from inventory. Both domestic ammonia and urea sales volumes were approximately 32 percent below the previous year. The reduced volumes were due to the delayed harvest and the grower’s decision to defer nutrient application from 2008 into 2009. International nitrogen sales volumes were 228,000 tonnes lower than the same quarter last year due to the closure of the Kenai nitrogen facility, the extended turnaround at our Argentine facility, and low nutrient demand in South America. Agrium’s nitrogen margins averaged $197 per tonne this quarter, compared with $162 per tonne in the fourth quarter of last year, but were $46 per tonne lower than the third quarter of 2008 due to lower realized prices given the significant reduction in benchmark nitrogen prices in the fourth quarter.
Agrium’s overall natural gas cost was $7.41/MMBtu in the fourth quarter of 2008 versus $5.68/MMBtu in the fourth quarter of 2007. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2008 was $6.82/MMBtu, versus $7.03/MMBtu in the same quarter last year and $10.09/MMBtu in the third quarter of 2008. The AECO (Alberta) basis differential was $0.98/MMBtu for the fourth quarter of 2008.
Gross profit for our phosphate operations was the third highest quarter on record at $86-million, compared to $47-million for the same quarter last year. Realized sales prices remained strong again this quarter at $1,117 per tonne, due in large part to forward sales made earlier in the year. This price was more than double the $523 per tonne achieved in the fourth quarter of 2007. Sales volumes were 48 percent lower than the same quarter last year. Phosphate cost of product on a per tonne basis was $489 per tonne, a $143 per tonne increase over the same period last year but slightly lower than the third quarter of 2008. The increase in cost over the same period last year was due to $36 per tonne of depreciation expenses and higher sulfur and ammonia costs. Gross margins for phosphate were $628 per tonne compared with $177 per tonne in the fourth quarter of 2007. Benchmark phosphate prices declined by over 70 percent between the start and end of the fourth quarter of 2008.
Gross profit for potash increased significantly to $159-million versus $57-million in the fourth quarter of 2007. Potash accounted for 42 percent of Wholesale’s gross profit from manufactured product. Realized selling prices were more than triple last year’s levels. The higher sales prices more than offset a 39 percent decrease in sales volumes and higher production costs. Sales volumes decreased by 179,000 tonnes compared to the same period last year with international and domestic sales volumes declining by 41 percent and 37 percent, respectively. Global tightening of credit availability impacted international demand in the fourth quarter, while domestic volumes were primarily impacted by the late harvest and purchase deferrals. Cost of product was down 6 percent from the third quarter of 2008 but was $38 per tonne higher than the same period last year, due in part to higher equipment repair expense and a $13 per tonne depreciation expense included in the cost of product. Gross margin on a per tonne basis rose to $562 per tonne compared with $123 per tonne in the fourth quarter of last year.
Net sales for product purchased for resale was double last year’s levels. However, gross profit in the fourth quarter of 2008 was $122-million lower than the same period last year due in part to a $121-million inventory write-down, caused by anticipated lower nutrient sales prices for inventories that will be carried over from the fall of 2008 to the spring of 2009. Adjustments to inventory valuations were required for product purchased for resale within North America, Europe and Argentina.
Wholesale operating expenses (gross profit less EBIT) were $177-million in the fourth quarter of 2008, an increase of $111-million over the same period last year. This change was due to an increase in net mark-to-market losses of $64-million from natural gas, power and foreign exchange derivatives; $26-million increase in realized losses on non-qualifying natural gas and power derivatives; and, an increase in Potash profit and capital taxes of $28-million driven by increased potash margins. This was partially offset by a decrease in stock-based compensation expense of $19-million.
Advanced Technologies
Advanced Technologies’ fourth quarter 2008 net sales were $76-million compared to $70-million in the fourth quarter of 2007. Gross profit was $17-million for the quarter, compared with $15-million for the same period last year, while EBIT increased by $8-million over the fourth quarter of 2007. These strong results were achieved despite some challenges in the turf and ornamental business resulting in a $2-million inventory write-down. ESN® gross profit in the fourth quarter represented 44 percent of Advanced Technologies’ gross profit, slightly higher than the same period last year. Similar to other crop nutrient volumes, ESN® sales volumes this quarter were significantly lower than the fourth quarter of 2007 however this was more than offset by higher margins. On a combined basis our other acquired businesses excluding ESN® gross profits are at similar levels to the same quarter last year and are $6-million higher for the year, despite some challenges from the non-agricultural market resulting from the significant downturn in the economy. Cost of product included $1-million of depreciation for the fourth quarter of 2008 and $7-million for the year. Depreciation was not included in cost of product in 2007. The Reese micronutrient facility, acquired from our Wholesale operations at the beginning of the fourth-quarter 2007, contributed $1-million in gross profit this quarter and $6-million for the year.

2008 Annual Report / Agrium	81

Other
EBIT for our Other non-operating business segment for the fourth quarter of 2008 was $114-million compared to a loss of $64-million for the fourth quarter of 2007. The increase in EBIT of $178-million quarter-over-quarter is mainly due to an increase in foreign exchange gain of $116-million as a result of the weakening of the Canadian dollar and a significant decrease in stock-based compensation expense of $67-million, driven by the decline in our share price in the fourth quarter of 2008.
Financial Position and Liquidity
Cash provided by operating activities was $671-million in the fourth quarter of 2008, of which $238-million was an improvement in non-cash working capital over the third quarter of 2008. Accounts receivable decreased by $1.1-billion, due primarily to the reduction in sales over the prior quarter, a $200-million draw on our accounts receivable securitization facility, and a reduction in Retail rebates receivable as the majority of supplier rebates were received in the fourth quarter. As our customers have generally indicated that they have not had significant difficulty in obtaining credit, we anticipate collection performance on accounts receivable to be within normal parameters. Inventories increased by $461-million, primarily due to reduction in sales volumes over the prior quarter, partially offset by a $121-million inventory write-down for Wholesale.

Inventories (millions of U.S. dollars)	December 31, 2008

Raw materials	216
Finished goods	422
Product for resale	2,409

3,047

Accounts payable and accrued liabilities decreased by $64-million due to a reduction in Wholesale customer prepaid sales and trade payables from decreased market demand, lower inventory purchases and plant turnaround costs previously accrued in the third quarter and paid in the fourth quarter. This was partially offset by Retail write-down on future inventory purchase commitments and seasonal increases in customer deposits.
Cash used in investing activities was $124-million for the fourth quarter of 2008, which included $91-million on capital expenditures.
Cash used in financing activities was $381-million during the quarter due to a pay-down of our bank indebtedness as a result of lower financing required for reduced working capital, repayment of long-term debt, as well as funds used for share repurchase. As at December 31, 2008, Agrium repurchased approximately 1.2 million shares under its normal course issuer bid at an average price per share of $29.03.

Short-term credit facilities available at December 31, 2008	Total	Unutilized	Utilized

(millions of U.S. dollars)
Revolving credit facilities expiring 2012	775	475	300
Accounts receivable securitization(a)	200	—	n/a

	975	475	300
CMF credit facilities expiring in 2009	264	144	120
South American credit facilities expiring 2009 to 2012	226	156	70
EAgrium bridge loan(b)	120	—	120

	1,585	775	610

a)	As of December 31, 2008, we had drawn $200-million on our accounts receivable securitization facility.

b)	EAgrium loan is guaranteed by MOPCO and a MOPCO shareholder.
Accounting Estimates and New Accounting Standards
Our consolidated financial statements and accounting policies are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP). A full discussion of our significant accounting policies is provided in note 2 to our 2008 consolidated financial statements.
The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Application of certain accounting policies requires us to make assessments as to the outcome of future events that may have a material effect on current or future earnings. We make these estimates based on technological assessment, the most recent information available to us, as well as consideration of historical trends.

82	Agrium / 2008 Annual Report

Critical Accounting Estimates
We consider an accounting estimate to be critical if:
•	It requires significant assumptions about matters that are highly uncertain at the time the accounting estimate is made.

•	Different estimates that we could have used in the current period, or changes in accounting estimates that are reasonably likely to occur from period to period, would have a material impact on our financial condition, changes in financial condition or consolidated results of operations.
The following discussion presents information about our most critical accounting estimates.
Inventories
Our determination of net realizable value of inventories requires considerable judgement. Significant management judgment is required to estimate forecasted selling prices, including assumptions about demand and supply variables.
Property, plant and equipment
We record property, plant and equipment at cost and include the cost of replacements and betterments and interest capitalized during construction. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services, as well as interest capitalized during construction.
Depreciation
We depreciate our property, plant and equipment based on their estimated service lives, which typically range from three to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors are constantly changing. Therefore, we periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.
Intangibles
Intangibles consist of customer relationships, trade names, trademarks, patents and technology, and licensing arrangements. Intangibles with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangibles with indefinite lives are not amortized.
We have determined that trade names have indefinite lives for accounting purposes. These indefinite-lived intangible assets are assessed for impairment on an annual basis, or more often if events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, the difference is expensed.
Impairment of long-lived assets
Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating and its “fair value”. Fair value can be affected by a number of factors, including new technology, market conditions for our products, availability of raw material inputs, and estimated service lives of the assets. We review the carrying value of our property, plant and equipment on a regular basis and where it exceeds the undiscounted cash flow expected to result from the asset’s use and fair value, we consider the asset to be impaired. If impairment has occurred, an impairment charge is recognized immediately.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting business units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting business unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting business unit’s goodwill over its fair value is expensed as an impairment loss. Fair value of the reporting business units is determined by relying primarily on the discounted cash flow method. This method uses projections

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of cash flows from each of the business units. The assumptions underlying our projected cash flows are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Allocating goodwill between business units requires judgment and is based upon the determination of our business units which also requires management’s judgment.
Environmental remediation liabilities
Environmental remediation liabilities relate to existing conditions caused by past operations that give rise to a current legal obligation to perform remediation activities. These costs are either expensed or capitalized. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on our best estimate of undiscounted future costs.
Asset retirement obligations
An asset retirement obligation is an existing legal obligation associated with the permanent removal from service of a long-lived asset resulting from the acquisition, construction, development or normal operation of the asset. An asset retirement obligation is recorded at its fair value and is determined using our best estimate of future cash flows required to complete the work, based on current environmental laws and regulations, discounted at our credit-adjusted risk-free interest rate. The obligation is adjusted to present value in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset to which they relate and are depreciated over the asset’s estimated useful life.
Employee future benefits
We maintain contributory and non-contributory defined benefit and defined contribution pension plans in Canada and in the United States. The majority of employees are members of defined contribution pension plans. We also maintain health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs for our defined benefit plans are determined annually by independent actuaries, and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses. Our actuaries use a variety of assumptions to determine the pension and post-retirement obligations and costs for our defined benefit plans including the discount rate, the expected rate of return on plan assets, the role of future compensation increases, and health care cost trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded.
Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effect of changes in plan assumptions, and the excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of the plan assets, is amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Stock-based compensation
The Company’s expense for stock-based compensation primarily depends on our stock price at the date of grant and at the end of a reporting period, and assumptions about vesting of awards. Assumptions about vesting require estimates of the relative ranking of certain measures of the Company’s performance compared to the performance for a selected peer group of companies, and estimates of individual employee retention.
Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to these policies.

84	Agrium / 2008 Annual Report

New Accounting Standards
Financial Instruments requires enhanced disclosures of the significance of financial instruments on financial position and performance, and the nature and extent of financial instrument risk exposure and risk management strategy. This standard was adopted on January 1, 2008 and was applied prospectively. Various amendments were made to existing standards to permit reclassification of financial assets in specified circumstances effective for reclassifications made on or after July 1, 2008.
Capital Disclosures requires disclosure of objectives, policies and processes for managing capital and quantitative data about capital. This standard was adopted on January 1, 2008 and was applied prospectively.
Inventories provide enhanced guidance for the measurement, costing, and disclosures of inventories. Specifically, the standard requires measurement of inventories at the lower of cost and net realizable value, requires write-ups of subsequent increases in net realizable value of previously impaired inventories, and prohibits the use of the last in, first out costing method. On adoption, and in accordance with the transitional provisions of the standard, we reclassified depreciation related to assets employed directly in production to inventory. We adopted this standard on January 1, 2008 and applied it prospectively.
Pension and Postretirement Benefits – Measurement Date – We voluntarily changed the measurement date of our defined benefit pension and postretirement benefit plans from September 30 to December 31. This change was adopted on January 1, 2008 and was applied retrospectively.
Accounting Standards and Policy Changes Not Yet Implemented
Goodwill and Intangible Assets establishes guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including guidance on pre-production and start-up costs, requiring that these costs be expensed as incurred. The current goodwill standards are carried forward unchanged. This standard will be adopted prospectively on January 1, 2009. There will be no material impact on earnings or financial position.
Business Combinations, Consolidated Financial Statements and Non-controlling Interests amends previously existing standards on accounting for and reporting business acquisitions and non-controlling interests. The new standards change the recognition of assets and liabilities in purchase price allocations and require expensing of certain acquisition-related costs.
International Financial Reporting Standards (“IFRS”) – the Canadian Institute of Chartered Accountants’ Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.
In 2008, Agrium established a dedicated team to complete the initial impact analysis and develop an IFRS transition plan to comply with the changeover date of January 1, 2011. A steering committee, comprised of senior level management representatives from Financial Reporting, Information Technology, Treasury, Tax, along with other Business Unit representatives, has been identified to monitor and govern the project’s progress. Quarterly updates will be provided to the Audit Committee.
To date, we have completed our initial impact analysis of the transition from Canadian GAAP to IFRS and have developed an IFRS transition plan. The plan outlines the next two phases of the project: design and development; and implementation and parallel reporting. We are currently in the design and development phase which includes the design and development of accounting policies, appropriate internal controls wherever there are process changes, necessary changes to information systems, and training.
At this time, the full impact of transitioning to IFRS on the Company’s future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

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Business Risks
We are exposed to various risks and uncertainties in the normal course of business that can cause variations in results from operations and affect our financial condition. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.
Risks that are unique to our separate Strategic Business Units are managed under the jurisdiction of the Presidents of those Business Units. Corporate risks fall under the jurisdiction of Corporate Functional Heads. Each Business Unit and Functional Department monitors risks and mitigating actions and formally reviews risk profiles and mitigation plans on a quarterly basis. However, it should not be assumed that the process will identify and eliminate all risks, or that strategies adopted to mitigate them will be successful.
In some cases, financial risk may be reduced through insurance or hedging programs. However, there may be situations where these programs can be costly in relation to the risks insured, and coverage may only be partial. In other cases, risk management may involve far-reaching strategic decisions with long-term consequences.
The following is a discussion of the key business risks that we have identified through this process and the strategies we have adopted to manage them.
Unplanned Plant Downtime
The results of our Wholesale and Advanced Technologies businesses are dependant on the availability of our manufacturing facilities. Prolonged plant shutdown due to failure at a facility or in a plant may result in a significant reduction in product that is available for sale, may affect the environment and or the community, and may cause an injury to an employee or the public.
Mitigating factors and strategies:
•	We have implemented an EMS (Environment, Health, Safety and Security (“EHS&S”) management system) which includes defined expectations and policy for MOC (Management of Change) for facilities and Risk Management processes / requirements
(PHA – Process hazard analysis).

•	We are committed to following sound project management processes to help ensure capital projects are executed to the appropriate design standards and completed on schedule and budget.

•	We have implemented operation standards (PMS – Process Management System, RMP – Risk Management Program, NAWOS – Wholesale Operating Standards).

•	We have mandatory training programs for Operations, Maintenance, and Technical personnel to ensure appropriate skills and training are in place to maintain and operate the facilities.

•	Capital and Maintenance five year planning program.

•	We have implemented and followed scheduled inspection programs of process equipment.

•	We have established audit programs for EMS, EHS&S, RMP, and PMS for compliance and to identify opportunities for continuous improvement.
Product Price & Margin
Agrium’s operating results are dependent upon product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors including weather conditions, outlook for crop nutrient prices and farmer economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.
The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.
Within our Wholesale business, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.

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Our Retail and AAT business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be impacted to a certain degree by the above factors.
Mitigating factors and strategies:
•	The broad product diversity of our Wholesale business (nitrogen, potash, and phosphate) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category.

•	The geographic diversity of our Wholesale customer base (North America, South America, and International) reduces the impact of poor economic, crop or weather conditions in any one region.

•	Our extensive distribution and storage capability can help reduce Wholesale variability that may arise from a downturn in demand in a localized area.

•	Our commitment to operational excellence helps ensure rigorous management of operational risks that could compromise production efficiencies or increase operating costs. This provides us with a relatively stable and predictable production/supply base that helps to mitigate Wholesale earnings volatility.

•	Our Wholesale customers have diverse end-uses for our products (agriculture and industrial), with some of our industrial sales prices based on a cost of production plus margin basis.

•	Within the Wholesale business, we make prepaid forward sales, and we may lock in nitrogen margins on manufactured product using forward gas price hedging.

•	Within our Retail business, we have further mitigating factors including:
•	Product and service diversity (fertilizer, chemical, seed and application services).

•	Geographic diversity that helps spread risk associated with regional weather and crops (broad regional U.S. and South American markets).
Raw Materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.
There is also a risk to the Profertil nitrogen facility on gas deliverability during the winter period, due to strains on the gas distribution system in Argentina and on delivered cost of gas.
There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.
Mitigating factors and strategies:
•	The Profertil nitrogen facility has gas contracts that are not tied to North American gas prices.

•	We use hedging tools and other contractual arrangements to manage the risk of gas price volatility.

•	We use a variety of tools in an effort to mitigate our risk and stabilize our earnings, including hedging, swaps, forward sales, prepayments, 90 day rolling forecast, and rigorous market analysis.

•	Raw materials and energy are procured on a competitive basis employing a mix of long-term, short-term and spot contracts with a variety of suppliers, consistent with the Corporate Procurement Policy and Practices.

•	Our practice of adjusting our production rates and sourcing supply for purchased product when conditions dictate reduces our exposure to high natural gas costs.

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•	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than the average cost for our competitors who produce and sell elsewhere in North America.

•	In the long-term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost natural gas are available.

•	For mining, we have medium-term highly competitive contracts in place with suppliers and maintain high mining standards, employing the latest technologies and techniques to minimize the risk of flooding.

•	As sulfur is a primary raw material used in manufacturing of phosphate fertilizers, the use of long-term contracts and contract pricing based on less volatile market indexes have been implemented to mitigate the market volatility.
Foreign Exchange
A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of product basis, as well as our corporate overhead costs. Significant changes in the Canadian dollar can also have direct, short-term impact on our Canadian income tax rate.
Mitigating factors and strategies:
•	Exposure to currency fluctuations is partially offset through our currency hedging programs.
Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.
Mitigating factors and strategies:
•	We develop detailed forecasts of product movement needs for each facility and mode of transport.

•	We develop a strategic plan, with specific options, to help mitigate the potential for increased cost or the reduced deliverability of ammonia and other products over the medium-term, and continue to work with industry associations to address these issues.

•	We continually develop and maintain mutually beneficial long-term relationships with major carriers.

•	Most of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options.

•	We maintain multiple supply points through our extensive distribution network.
Human Resources
The tight labor market across many areas in which we operate, including the associated risk of losing our key individuals, is a risk to the business.
Mitigating factors and strategies:
•	We have a structured annual Succession Planning process focused on actively accelerating the development of leaders through targeted developmental opportunities.

•	We are developing a company-wide Leadership Development Framework and tools to enhance leadership capabilities.

•	We conduct a continuous review and analysis of our Total Compensation program to ensure our offering to employees is competitive in the markets in which we compete for talent.

•	We track and monitor key workforce metrics to identify high risk areas. Examples include voluntary resignation, key employee segments with higher attrition, workforce demographics to forecast retirements and employee exit trends.

•	We benchmark our HR programs, policies and practices externally to align with our business strategies and ensure competitiveness.

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Country
We have significant operations in Canada and the U.S. We also operate Wholesale and Retail operations in Argentina and Chile. We have Wholesale operations in a number of European countries and business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks and the possible interruption of raw material supply due to transportation or government imposed restrictions. Argentina has experienced significant fiscal and economic turmoil since 2002.
Mitigating factors and strategies:
•	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate.

•	We hire personnel located in the foreign country or who have operating experience in the foreign country.

•	We obtain non-recourse project financing with consortiums of international banks where appropriate.

•	We maintain excess cash related to international operations in U.S. dollars to the extent practicable.

•	We increase our required investment return to reflect our perceived risk of conducting business in specific countries.
Integration of Acquisitions and Expansions
There is a risk associated with any new acquisition that the new assets or business will not be integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated expected return on investment.
Mitigating factors and strategies:
•	We have developed a detailed and systematic project review process to analyze the rewards/risks of all significant investment projects, including acquisitions and development expansions. Each major investment project must pass a “gate” process where it is reviewed by the Investment Strategy Committee to ensure it passes key criteria such as strategic fit, economic return or our hurdle rate and various competitive factors. As important is that all material risks are identified. For each risk, mitigants are reviewed to ensure that all risks are appropriately defeased.

•	As part of this process we assign specific areas of responsibility to our key personnel with experience in those areas (“subject matter experts”) who are then held accountable for results.

•	We conduct extensive due diligence reviews and financial modeling analyses.

•	We complete periodic assessments of previous acquisitions to update and enhance current and future strategies in the spirit of continuous improvement and to ensure we remain a disciplined investor.
Legislation
Tax risk includes potential changes to tax laws, or interpretations of tax laws, which may negatively impact our tax expense and therefore operating results in the jurisdictions in which we operate.
Mitigating factors and strategies:
•	Our tax department proactively participates in tax and industry organizations and maintains contacts with an extensive network of local and international tax consultants.

•	We have centralized oversight over the tax function in all the jurisdictions in which we operate.
Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our

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customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.
Mitigating factors and strategies:
•	Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season and margins on these sales in markets further from our production facilities will be lower due to higher transport costs and potentially lower sales prices.

•	Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns.

•	We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are not dependent on regional weather factors. Industrial sales represent approximately 15 percent of our Wholesale net sales.
Credit and Liquidity
Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be severely limited, this could impact our ability to operate under normal conditions. We mitigate this risk by careful monitoring of our cash flow needs, regular communication with our credit providers, careful selection of financially strong banks to participate in our operating lines, and arranging for multiple-year, committed operating credit facilities.
Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.
Mitigating factors and strategies:
•	We have established credit procedures that include assessment of a counterparty’s credit-worthiness and adherence to credit limits.

•	For derivative hedging contracts, we have established counterparty trading limits and netting agreements, and a policy of entering into derivative contracts with counterparties that have investment grade or higher credit ratings.

•	In our Retail business unit, we service customers in diverse geographic markets, reducing the impact of poor economic or crop conditions in any particular region.
Environment, Health, Safety, & Security (EHS&S)
We face environmental, health and safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products and physical assets domestically and overseas.
Mitigating factors and strategies:
•	Agrium has well-defined EHS&S programs and processes, committed leadership, clear lines of reporting and accountability, and a responsible workforce. In addition to an overall corporate EHS&S group, it has established an EHS&S organization in each business unit. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in all of its operations and activities.

•	Agrium stewards to an integrated EHS&S management system which includes a policy and system documenting minimum EHS&S management and performance expectations applicable to Agrium’s facilities worldwide. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations. At the operations level, program best practices are in place to direct the desired outcome.

•	Agrium has an increasingly well-defined set of EHS&S Key Performance Indicators, annual goals and systems that are cascaded from the Chief Executive Officer throughout the organization.

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•	Continuous improvement and performance monitoring are effected through four technical committees, two management committees and the Board EHS&S Committee. These committees meet at least quarterly to monitor performance against annual and longer-term performance goals, to discuss plans and strategies for addressing weaknesses in our processes, and to evaluate opportunities for improving our systems.

•	Technical support and compliance assurance is managed at three levels within the organization. Facilities are staffed with technical specialists necessary to support day-to-day operations. The business units are staffed with broader technical expertise to support business unit programs. Business unit personnel also conduct regular, rigorous compliance and systems audits of all locations. The Corporate staff is responsible for maintaining integrated systems, performance monitoring and business unit systems compliance assurance.

•	Ongoing, close working relationships with industry associations, government agencies and law enforcement ensure “best practices,” other risk management strategies and new regulations are known, understood and met in a timely fashion.

•	Annually, we review our EHS&S Policy for relevancy and modify it as necessary.

•	Our long-term goal is to phase out carrying agricultural-grade ammonium nitrate entirely.
Environmental Protection Requirements
Contingent environmental liabilities
United States Environmental Protection Agency Phosphate Industry Initiative
The United States Environmental Protection Agency (“US EPA”) has undertaken an industry-wide initiative respecting phosphate mines and phosphoric acid manufacturing facilities. The focus of the initiative is to clarify certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes.
In 2005, the US EPA and the Idaho Department of Environmental Quality commenced an investigation of the Conda facility to evaluate compliance with the federal Clean Air Act, RCRA, the Comprehensive Environmental Response, Compensation and Liability Act, and relevant state law. The US EPA has notified Nu-West Industries, Inc., a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA and the Clean Air Act. Nu-West is cooperating and providing timely responses to the government agencies’ requests for information.
Nu-West, along with other industry members who have also been targeted under the same initiative, are involved in ongoing discussions with the US EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Resolution of the issues may take several years. Agrium is uncertain as to how the matter will be resolved or if litigation will ensue. At this time, we do not believe the potential exposure, if any, of this initiative to Agrium would be material. If, however, we are unsuccessful in achieving a satisfactory resolution, we could incur substantial capital and operating expenses to modify our facilities and operating practices.
Environmental Remediation Activities in Idaho and Manitoba
Nu-West is performing, or in the future will perform, site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found in late 1996 to be leaching from reclaimed lands associated with these and other historic phosphate mines owned by other parties. Nu-West and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations. Detailed investigations and analyses have been completed and remediation action plans have been submitted to federal and state agencies for two of these sites. Several years of study will be required at the other sites to determine the appropriate remediation plans. Since 1996, Nu-West has spent approximately $10-million on investigation and remediation activities at these sites. Agrium believes that other parties are or may be wholly or partly responsible for conducting or paying for the remediation of some of these historic sites.
Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium Inc., is managing investigative and remedial actions at two mineral processing waste sites near Lynn Lake, Manitoba. One site, at the former Fox Mine, is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. The other site,

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known as the East Tailings Management Area (“ETMA”), which was operated from the 1950s to the 1970s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. The ETMA was abandoned in the 1970s. Agrium acquired Viridian in 1996.
Viridian spends between $750,000 and $800,000 annually operating the treatment plant at Fox Lake. It also spent $1.5-million on capital in 2008 to substantially modernize that plant. Viridian has made significant additional investment into researching alternatives for the long-term closure of this site. Ongoing investigation and, where beneficial, incremental remedial activities at the ETMA cost Viridian between $1-million and $1.2-million per year.
Agrium does not believe the total costs of remediation of these sites in Idaho or Manitoba to be material.
Climate Change and Greenhouse Gas Issues
Directly and indirectly, Agrium generates greenhouse gases through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.
In the Province of Alberta, legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2 equivalent greenhouse gases per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to the 2003-2005 average baseline. This requirement commenced in the second half of 2007. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by contributing to the Climate Change Emissions Management Fund at a current cost of $15 per tonne, or by purchasing qualifying offsets from other sources in Alberta.
Agrium has three facilities in Alberta with CO2 emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total emissions of approximately 740,000 tonnes); Carseland Nitrogen Operations, (total emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total emissions of approximately 600,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $2-million to $3-million a year commencing in 2008 based on current regulations.
The Canadian federal government has held extensive consultations and in April of 2007 and March of 2008, the federal government released and clarified its Action Plan entitled “Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions”. The intent of the Action Plan is to reduce greenhouse gas emissions by 18 percent on an intensity basis relative to a 2006 baseline, with subsequent 2 percent per year reductions thereafter until 2020. Draft regulations were scheduled to be published during the fall of 2008 to be in force by January 1, 2010. However, the draft regulations have not been published at the time of the printing of this report. Therefore, until the federal thresholds are clarified, the potential exposure, if any, of Agrium complying with the federal Action Plan remains difficult to quantify.
The options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact.
In an effort to reduce CO2 emissions, Agrium has developed strategies to improve energy efficiencies in our operations, capture and store carbon and reduce emissions in agriculture. Agrium participates in industry efforts to inform government policy development. Agrium also has a cogeneration project at its Carseland facility in partnership with TransCanada Pipelines that has improved its energy use efficiency at this facility.
About 60 percent of the natural gas required to produce nitrogen fertilizer is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process cannot be reduced. The remaining natural gas can be managed to increase energy efficiency and reduce CO2 emissions. Significant early action has been implemented by the company to achieve these improvements. Based on independent government sponsored studies it is estimated that a further 3 to 5 percent reduction in combustion emission intensity will be a challenging target.
Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 230,000 tonnes of CO2 were captured in 2006 and 2007 for enhanced oil recovery. In 2007, Agrium signed an agreement to capture significant CO2 emissions from its Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in late 2011.

92	Agrium / 2008 Annual Report

Mitigating factors and strategies:
•	We track our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce all emissions.

•	We have taken, and will continue to take, a leadership role in the fertilizer industry’s negotiations with the government on fair and equitable air emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.
Controls & Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation are recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2008, we did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2008 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2008 Annual Report to Shareholders.
During the year, we completed our acquisition of UAP Holding Corp. (“UAP”). We successfully maintained an effective control environment for 2008 by maintaining both UAP’s pre-existing control environment as well as Retail’s control environment.
By December 31, 2009 our integration of UAP’s control environment into the overall Retail control environment will be complete.
Apart from the UAP acquisition, there have been no changes in our internal control over financial reporting during both 2008 and the most recent interim period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Forward-looking Statements
Certain statements in this MD&A constitute “forward-looking information” under applicable securities law. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. Readers are cautioned not to place undue reliance on forward-looking information as it is subject to known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

2008 Annual Report / Agrium	93

The following table outlines forward-looking information contained in this MD&A and provides the key assumptions and risk factors.

Forward-looking information	Key assumptions	Most relevant risk factors
Synergies to be achieved on the UAP acquisition [1]	• Retail business conditions are assumed to be within normal parameters with respect to prices, margins product availability, and supplier agreements for our major products.
Plans for Retail to expand into Uruguay in 2009
•     Expansion plans are subject to risks associated with operating in a foreign country, such as uncertain government instability or abrupt changes in economic conditions, government policies and regulations, particularly with respect to agriculture or macro-economic policies.

Brownfield expansion at our Vanscoy, Saskatchewan potash mine, including estimated capacity increase and capital costs	• The expansion will proceed as planned.	• Potash prices fall to a point where the expansion is uneconomic/base business profitability falls such that we cannot fund the cost of the expansion from operating cash flow.
Start-up of potential Greenfield potash project	• The expansion will proceed as planned.
•     Potash prices fall to a point where the expansion is uneconomic/base business profitability falls such that we cannot fund the cost of the project from operating cash flow/ internal/external human resources are not available.
•     Quality of ore for properties we are considering.

Construction of MOPCO’s additional urea trains	• The two new plants will be constructed as planned.	• Financing is not available to fund the new plants or urea prices fall below where the plants are economical. • Egypt political risk including approval of required permits.
Ability to sustain projected potash and phosphate production with existing reserves
•     Potash reserves are accessible and of sufficient quality to provide the required ore for long term production.
•     Phosphate (Conda) reserves are of sufficient quality to provide the required ore for long term production and permits are granted on a timely basis.
•     Phosphate (Kapuskasing) reserves are sufficient to provide the required ore until the projected end of economic life (2014).
•     Crop prices remain at current levels.

•     Potash – flooding and/or poor ground conditions limit access to major sections of the ore body or results in poor ore quality.
•     Phosphate (Conda) – poor ore quality, delays in acquiring necessary permits, finished phosphate prices.
•     Phosphate (Kapuskasing) – ore quality, depth, water management as we go deeper, finished phosphate prices and Canadian/U.S. foreign exchange rate.
•     Major drop in grower demand or fertilizer prices drop from current levels.

AAT’s construction of a new ESN® facility within the U.S. Corn Belt
•     AAT will be able to purchase urea at or below NOLA prices.
•     Location in the Corn Belt will provide logistical benefits.
•     The increased yields and environmental benefits of ESN will justify premium purchase price over other nitrogen sources.
• Introduction of new technology into the market. • Impact of weather conditions on demand. • Managing the commodity cycle of urea.
AAT’s expansion of ESN capacity at Sylacauga, Alabama
•     Purchase urea at or below NOLA prices.
•     In-market coating facility provides logistical benefits by being close to the Corn Belt.
•     Supplements/expands existing production and capitalizes on existing infrastructure. Allocates fixed cost burden over additional tonnage.
•     ESN can provide increased yield, environmental benefits to justify premium price over current nitrogen sources.

•     Technological risk – risk of new superior technology surpassing and entering the market.
•     Commodity cycle of urea – managing the cycle of urea purchases with production requirements and the sales cycle to ensure we do not end up with high priced urea inventory in a low urea cycle.
•     Weather – as with all fertilizer nutrients, demand is somewhat weather dependent.

2009 capital spending program[2]
•     We believe we will have sufficient financial resources to fund our expected capital program.
•     The level of sustaining and investment capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.

Ability to finance announced projects	• We will be able to utilize our available credit facilities or access capital markets for additional sources of financing.	• There can be no assurance that we will be able to utilize our credit facilities or access capital markets.

1	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the UAP acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.
2	The purpose of this particular financial outlook is to assist readers in assessing our liquidity and capital resources. Readers are cautioned that it may not be appropriate for other purposes.

94	Agrium / 2008 Annual Report

The key assumptions made in connection with these forward-looking statements include the following:
•	Grain and nutrient benchmark prices in 2009 are expected to remain above historic levels and show improvement relative to fourth quarter levels.

•	High operating rates for the majority of our facilities in 2009, with the exception of routinely scheduled turnarounds at several plants. Our Profertil facility may again be impacted by reduced gas deliverability during the Argentine winter.
Additional risks and uncertainties that may affect all forward-looking information are discussed throughout the MD&A and in our Annual Information Form. These risks and uncertainties include, but are not limited to, the following:
•	General economic, market, business and weather conditions, including: global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the price and availability of gas, the price of crop nutrients and raw materials/feedstocks.

•	Changes in government policies and legislation regarding agriculture, safety, environment, transportation/storage, climate change and others, including potential imposition of or changes to price controls on fertilizers in certain markets, tariffs on fertilizers and availability of subsidies or changes in their amounts.

•	Actions by competitors and others that include: changes to industry capacity and utilization rates and product pricing; performance by customers, suppliers, and counterparties to financial instruments; and, ability to transport or deliver production to markets.

•	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop nutrients, crop protection products and seed.

•	General operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; changes in capital markets; and, fluctuations in foreign exchange rates and tax rates in the jurisdictions in which we operate.

•	Future operating rates, production costs and sustaining capital of our Wholesale facilities, including: the rate of inflation and availability of skilled labor particularly in Western Canada; unexpected costs from present and discontinued mining operations and/or labor disruptions; and, changes to timing, construction cost, performance of other parties and political risks associated with our Egyptian nitrogen project.

•	Potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned.

•	Strategic risks including: our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending acquisitions as anticipated, integrate and achieve synergies from any assets we may acquire within the time expected or the performance of those assets; technological changes; and, other factors.

•	Current global financial crisis and changes in credit markets.

2008 Annual Report / Agrium	95

Financial Statements and Notes
Financial Reporting Responsibilities
The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.
The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2008 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2008 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2008 Annual Report to Shareholders.

Michael M. Wilson	Bruce G. Waterman

President & Chief Executive Officer	Senior Vice President, Finance & Chief Financial Officer

Calgary, Canada

February 25, 2009

96	Agrium / 2008 Annual Report
Reports of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Agrium Inc.
We have audited the consolidated balance sheets of Agrium Inc. (the “Company”) as of December 31, 2008 and 2007 and the consolidated statements of operations and retained earnings, comprehensive income and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants
Calgary, Canada
February 25, 2009

2008 Annual Report / Agrium	97
To the Shareholders and Board of Directors of Agrium Inc.
We have audited Agrium Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 25, 2009 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Calgary, Canada
February 25, 2009

98	Agrium / 2008 Annual Report

Consolidated statements of operations

	2008	2007	2006
Years ended December 31
(millions of U.S. dollars, except per share amounts)

Sales	10,268	5,491	4,373
Direct freight	237	221	180

Net sales	10,031	5,270	4,193
Cost of product	6,592	3,672	3,237
Inventory and purchase commitment write-down	216	—	—

Gross profit	3,223	1,598	956
Expenses
Selling	815	471	390
General and administrative	192	125	96
Depreciation and amortization	110	173	169
Potash profit and capital tax	162	28	8
Asset impairment (note 4)	87	—	136
Other (income) expenses (note 5)	(129)	89	85

Earnings before interest, income taxes and non-controlling interests	1,986	712	72
Interest on long-term debt	82	52	47
Other interest	23	18	16

Earnings before income taxes and non-controlling interests	1,881	642	9
Income taxes (note 6)	589	204	(24)
Non-controlling interests	(30)	(3)	—

Net earnings	1,322	441	33

Earnings per share (note 7)

Basic	8.39	3.28	0.25
Diluted	8.34	3.25	0.25

See accompanying notes.

2008 Annual Report / Agrium	99

Consolidated statements of cash flows

	2008	2007	2006
Years ended December 31
(millions of U.S. dollars)

Operating
Net earnings	1,322	441	33
Items not affecting cash
Inventory and purchase commitment write-down	216	—	—
Depreciation and amortization	218	173	169
Asset impairment	87	—	136
Stock-based compensation	(25)	113	30
Unrealized loss on derivative contracts	77	6	6
Unrealized foreign exchange (gain) loss	(6)	(50)	6
Future income taxes	363	119	(102)
Non-controlling interests	(30)	(3)	—
Other	(81)	47	(70)
Net changes in non-cash working capital (note 8)	(1,097)	(352)	(53)

Cash provided by operating activities	1,044	494	155

Investing
Acquisitions, net of cash acquired	(2,740)	—	(651)
Capital expenditures	(506)	(454)	(209)
Proceeds from disposal of property, plant, equipment and investments	27	17	93
Investment in equity investee	—	(63)	—
Other	(156)	(61)	28

Cash used in investing activities	(3,375)	(561)	(739)

Financing
Bank indebtedness	261	(61)	212
Long-term debt issued	1,620	132	296
Transaction costs on long-term debt	(12)	(13)	—
Repayment of long-term debt	(795)	—	(137)
Contributions from non-controlling interests	171	86	3
Share dividends paid	(18)	(15)	(14)
Shares issued, net of issuance costs	4	1,337	33
Shares repurchased	(35)	—	—
Other	—	1	—

Cash provided by financing activities	1,196	1,467	393

(Decrease) increase in cash and cash equivalents	(1,135)	1,400	(191)
Cash and cash equivalents — beginning of year	1,509	109	300

Cash and cash equivalents – end of year	374	1,509	109

See accompanying notes.

100	Agrium / 2008 Annual Report

Consolidated balance sheets

	2008	2007
As at December 31
(millions of U.S. dollars, except share data)

ASSETS
Current assets
Cash and cash equivalents (note 8)	374	1,509
Accounts receivable (note 9)	1,223	821
Inventories (note 10)	3,047	961
Prepaid expenses and deposits	475	297

	5,119	3,588
Property, plant and equipment (note 11)	2,036	1,772
Intangibles (note 12)	653	73
Goodwill (note 13)	1,783	178
Investment in equity investee (note 14)	71	78
Other assets (note 15)	156	143

	9,818	5,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 16)	610	166
Accounts payable and accrued liabilities (note 17)	2,200	1,100
Current portion of long-term debt	1	1

	2,811	1,267
Long-term debt (note 16)	1,621	783
Other liabilities (note 18)	328	358
Future income tax liabilities (note 6)	706	237
Non-controlling interests	242	99

	5,708	2,744

Commitments, guarantees and contingencies (notes 23, 24 and 25)
Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued and outstanding: 2008 – 157 million (2007 – 158 million)	1,961	1,972
Contributed surplus	8	8

	1,969	1,980

Retained earnings	2,313	1,024
Accumulated other comprehensive income (note 19)	(172)	84

	2,141	1,108

	4,110	3,088

	9,818	5,832

See accompanying notes.

Approved on behalf of the Board:

Michael M. Wilson	Victor J. Zaleschuk

Director	Director

2008 Annual Report / Agrium	101

Consolidated statements of comprehensive income and shareholders’ equity

					Accumulated
					other	Total
(millions of U.S. dollars,	Millions of	Share	Contributed	Retained	comprehensive	shareholders'
except share data)	common shares	capital	surplus	earnings	income (note 19)	equity

December 31, 2005	131	583	3	584	10	1,180

Net earnings				33		33
Foreign currency translation					(1)	(1)

Comprehensive income						32

Dividends				(15)		(15)
Stock compensation exercise and grants	2	34	2			36

December 31, 2006	133	617	5	602	9	1,233

Net earnings				441		441
Cash flow hedges(a)				(3)	20	17
Foreign currency translation					55	55

Comprehensive income						513

Dividends				(16)		(16)
Shares issued	24	1,338				1,338
Stock compensation exercise and grants	1	17	3			20

December 31, 2007	158	1,972	8	1,024	84	3,088

Transition adjustment(b)				4		4

	158	1,972	8	1,028	84	3,092

Net earnings				1,322		1,322
Cash flow hedges(c)					(14)	(14)
Foreign currency translation					(242)	(242)

Comprehensive income						1,066

Dividends				(17)		(17)
Shares repurchased (note 27)	(1)	(15)		(20)		(35)
Stock compensation exercise and grants		4				4

December 31, 2008	157	1,961	8	2,313	(172)	4,110

(a)	Net of tax and non-controlling interests of $5-million and $7-million.

(b)	Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(c)	Net of tax and non-controlling interest of $2-million and $7-million.
See accompanying notes.

102	Agrium / 2008 Annual Report

Notes to the Consolidated Financial Statements
(amounts in millions of U.S. dollars unless otherwise stated)
1. Description Of Business
Agrium Inc. (with its subsidiaries, collectively, the “Company” or “Agrium”) is a leading global producer and marketer of agricultural products. Agrium operates three strategic business units:
•	Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•	Retail operates in North and South America and sells crop nutrients, crop protection products, seed and services directly to growers.

•	Advanced Technologies produces and markets controlled-release nutrients, micronutrients and plant protection products for sale to the agriculture, professional turf and ornamental markets primarily in North America.
2. Significant Accounting Policies
Principles of consolidation and preparation of financial statements
The consolidated financial statements of Agrium are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Amounts are stated in U.S. dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current year’s presentation.
The consolidated financial statements of the Company include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures. Investments in companies where the Company has the ability to exercise significant influence but not control are accounted for using the equity method. All intercompany transactions and balances have been eliminated.
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items such as collectibility of receivables, rebates, net realizable value of inventory, estimated useful lives and impairment of long-lived assets, goodwill impairment testing, allocation of acquisition purchase prices, asset retirement obligations, environmental remediation, employee future benefits, stock-based compensation, income taxes, fair value of financial assets and liabilities and amounts and likelihood of contingencies. Actual results could differ from those estimates.
Cash and cash equivalents
Cash equivalents are carried at fair value, and consist primarily of short-term investments with an original maturity of three months or less.
Accounts receivable and allowance for doubtful accounts
The Company evaluates collectibility of specific customer receivables depending on the nature of the sale. Collectibility of receivables is reviewed and the allowance for doubtful accounts is adjusted quarterly. Account balances are charged to net earnings when the Company determines that it is probable that the receivable will not be collected. Interest accrues on all trade receivables from the due date, which may vary with certain geographic or seasonal programs.
Inventories
Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include the Company’s produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost determined on a weighted-average basis and net realizable value.
Retail inventories, consisting primarily of crop nutrients, crop protection products and seed, include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of purchased cost on a weighted moving average cost basis and net realizable value.
Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.

2008 Annual Report / Agrium	103

Property, plant and equipment
Property, plant and equipment are recorded at cost and include the cost of replacements, betterments, and interest capitalized during construction. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets.
Intangibles
Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles with indefinite lives are not amortized; instead they are tested for impairment in the third quarter of each year, or if events have occurred that indicate possible impairment.
Impairment of long-lived assets
Management reviews long-lived assets when events or changes in circumstances indicate impairment in the carrying value or estimated useful life of the asset. If impairment has occurred, the excess of the carrying value over fair value is expensed. When there is a change in the estimated useful life of a long-lived asset, depreciation or amortization is adjusted prospectively.
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting unit’s goodwill over its fair value is expensed as an impairment loss. Fair value of the reporting units is determined by relying primarily on the discounted cash flow method. This method uses projections of cash flows from each of the reporting units. The assumptions underlying our projected cash flows are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Allocating goodwill between reporting units requires judgment and is based upon the determination of our reporting units which also requires management’s judgment.
Deferred costs
Deferred costs relate to stripping costs and planned major maintenance (“turnarounds”). Stripping costs that result in a betterment to a mineral property are deferred and charged to cost of product in the period the related benefit is realized. Turnaround costs of production facilities are deferred and charged to cost of product on a straight-line basis over the period until the next turnaround, generally one to four years.
Employee future benefits
The Company maintains contributory and non-contributory defined benefit and defined contribution pension plans in Canada and the United States. The majority of employees are members of defined contribution pension plans. The Company also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses. The Company also has non-contributory defined benefit and defined contribution plans which provide supplementary pension benefits for senior management.
Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the expected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effects of changes in plan assumptions, and the excess of the net accumulated actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Environmental remediation
Environmental costs that relate to current operations are either expensed or capitalized. Expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

104	Agrium / 2008 Annual Report

Asset retirement obligations
The Company recognizes asset retirement obligations when they become a legal obligation, using a reasonable estimate of fair value. Fair value is determined using cash flows discounted at the Company’s credit-adjusted risk-free interest rate. Obligations are adjusted to present value in subsequent periods through other expenses. Associated asset retirement costs are capitalized as part of the carrying amount of property, plant and equipment and depreciated over the asset’s estimated useful life.
Income taxes
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Revenue recognition
Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer and all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, selling price is fixed or determinable and collection is reasonably assured. Revenue is net of freight incurred to move the product to the customer’s location.
All taxes collected from customers that are remitted to governmental authorities are excluded from revenues.
Rebates
The Company enters into agreements with suppliers providing for vendor rebates typically based on the achievement of specified purchase volumes or sales levels. The Company accounts for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates that are probable and can be reasonably estimated are accrued based on total estimated crop year performance. Rebates that are not probable or estimable are accrued when certain milestones are achieved. Rebates not covered by binding agreements or published vendor programs are accrued when conclusive documentation of right of receipt is obtained.
Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product when the Company determines that they have been earned based on sales volume of related products.
Stock-based compensation
The Company has stock-based compensation plans. The Company accounts for plans that settle through the issuance of equity using a fair value-based method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense on a straight-line basis over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds together with the amount recorded in contributed surplus are recorded as share capital.
Stock-based plans that are likely to settle in cash are accounted for as liabilities based on the intrinsic value, calculated as the difference between the market value of the underlying stock and the exercise price of the award. Compensation expense is accrued, on a straight-line basis, over the vesting period of the award. Fluctuations in the market value of the underlying stock subsequent to the date of grant, determined based on the closing price of the stock on the last day of each reporting period, and changes in other vesting assumptions will result in a change to the related liability and accrued compensation expense, which is recognized in the period in which the fluctuation occurs.
If an employee is eligible to retire during the vesting period, the Company recognizes compensation expense over the period from the date of grant to the retirement eligibility date on a straight-line basis. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.
Foreign currency translation
The Company’s Canadian and European operations are considered self-sustaining and are translated from Canadian dollars and Euros into U.S. dollars using the current rate method. Foreign currency transactions in the Company’s operations with U.S. dollar functional currency are translated into U.S. dollars using the temporal method.

2008 Annual Report / Agrium	105

Hedge accounting
Hedge accounting may be used when, at inception of the hedge and on an ongoing basis: 1) a derivative financial instrument (“derivative”) is designated and documented as a hedge and 2) the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value and cash flows attributable to the hedged risk during the period that the hedge is designated.
Changes in fair value of a derivative designated as a cash flow hedge for accounting purposes are reported in other comprehensive income (“OCI”)and reclassified to net earnings when the related hedged transaction is recognized and in the same financial statement category as the corresponding hedged transaction. Derivatives that have not been designated or do not qualify as part of a hedging relationship are accounted for as assets or liabilities held for trading at fair value, with unrealized gains or losses recognized in net earnings in the same period.
If effectiveness ceases or a hedge is de-designated, the Company discontinues hedge accounting, and any subsequent change in the fair value of the derivative is reported in other (income) expenses in the period the change occurs. If a hedged anticipated transaction is no longer probable to occur, related amounts previously recorded in accumulated other comprehensive income are reclassified to other (income) expenses.
Financial instruments
All financial assets and liabilities are initially recognized at fair value and subsequently measured by the Company as follows:

Financial instrument	As classified by Agrium	Subsequent measurement of gains or losses at each period-end classification

Assets or liabilities held for trading	Cash and cash equivalents and derivatives that are not cash flow hedges	Fair value; unrealized gains or losses recognized in net earnings

Available for sale financial assets and liabilities	Other assets — long-term investments; derivatives that are cash flow hedges	Fair value; unrealized gains and losses recognized in OCI; recognized in net earnings in the same period that the hedged item impacts net earnings, on sale of the asset or when asset is written down as impaired

Held to maturity investments	None

Loans and receivables	Accounts receivable	Amortized cost using the effective interest rate method; recognized in net earnings, if asset/liability is derecognized or asset is impaired

Other financial liabilities	Bank indebtedness, accounts payable, long-term debt

Certain financial instruments are exempt from derivative accounting treatment as normal purchases and sales arrangements. The Company’s investments consist mainly of equity investments that are excluded from the standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale. Transaction costs of financial instruments are recorded as a reduction of the cost of the instruments.
Significant accounting standard and policy changes

Description	Date and method	Impact
of adoption

Financial Instruments — Disclosures requires enhanced disclosures of the significance of financial instruments on financial position and performance, and the nature and extent of financial instrument risk exposure and risk management strategy.
	January 1, 2008; prospective	Additional disclosure provided

Financial Instruments — various amendments were made to existing standards to permit reclassification of financial assets in specified circumstances	Effective for reclassifications made on or after July 1, 2008	No material impact on earnings or financial position

Capital Disclosures requires disclosure of objectives, policies and processes for managing capital and quantitative data about capital.	January 1, 2008; prospective	Additional disclosure provided

Inventories provides enhanced guidance for the measurement, costing, and disclosures of inventories. Specifically, the standard requires measurement of inventories at the lower of cost and net realizable value, requires write-ups of subsequent increases in net realizable value of previously impaired inventories, and prohibits the use of the last in, first out costing method. On adoption, and in accordance with the transitional provisions of the standard, the Company reclassified depreciation related to assets employed directly in production to inventory.
	January 1, 2008; prospective	No material impact on earnings or financial position on adoption

Pension and Postretirement Benefits — Measurement Date — The Company voluntarily changed the measurement date of its defined benefit pension and postretirement benefit plans from September 30 to December 31.
	January 1, 2008; retrospective	No material impact on earnings or financial position

106	Agrium / 2008 Annual Report

Recent accounting pronouncements not yet adopted

Description	Date and method	Impact
of adoption

Goodwill and Intangible Assets establishes guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including guidance on pre-production and start-up costs, requiring that these costs be expensed as incurred. The current goodwill standards are carried forward unchanged.
	January 1, 2009; prospective	No material impact on earnings or financial position

International Financial Reporting Standards (IFRS) — the Canadian Institute of Chartered Accountants Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.
	January 1, 2011 or earlier; in accordance with IFRS 1	Currently being reviewed

Business Combinations, Consolidated Financial Statements and Non-controlling Interests amend previously existing standards on accounting for and reporting business acquisitions and non-controlling interests. The new standards change the recognition of assets and liabilities in purchase price allocations and require expensing of certain acquisition-related costs.
	January 1, 2011 or earlier; in accordance with IFRS 1	Impact depends on nature of acquisitions

3. Business Acquisitions
UAP Holding Corp.
On May 5, 2008, the Company acquired 100 percent of the outstanding shares of UAP Holding Corp. (“UAP”), a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of UAP from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Retail business unit.
Goodwill resulting from the acquisition is attributed to the strategic and financial benefits expected to be realized, including the increased post-acquisition scale of operations, purchasing and distribution capability, and the assembled workforce.

Fair values of assets acquired and liabilities assumed

Current assets	2,281
Property, plant and equipment	158
Customer relationship intangibles(a)	500
Other finite-lived intangibles(a)	106
Indefinite-lived intangibles	8
Goodwill(b)	1,605
Bank indebtedness	(246)
Current liabilities	(1,603)
Long-term debt	(396)
Other liabilities	(68)
Future income tax liabilities	(187)

2,158

Amounts repaid on closing
Bank indebtedness	246
Long-term debt	396
Other liabilities	28

670
Cash	(87)

2,741

Consideration and acquisition costs

Cash	190
Bank indebtedness	199
Long-term debt	1,015
Cash proceeds from share offering in December 2007	1,322
Transaction costs	15

2,741

(a)	Customer relationship intangibles are amortized over 15 years and other finite-lived intangibles are amortized over five to 10 years. Amortization expense from the date of acquisition for customer relationships and other finite-lived intangibles is $22-million and $8-million.
(b)	Goodwill of $1,582-million is not deductible for income tax purposes.

2008 Annual Report / Agrium	107
This preliminary allocation of fair value may change when the Company completes its evaluation of fair value information. The Company does not anticipate material changes to this preliminary allocation.
Common Market Fertilizers S.A.
On July 8, 2008, the Company acquired a 70 percent interest in Common Market Fertilizers S.A. (“CMF”) for total consideration of $42-million. CMF is a Western European fertilizer distribution company. Results of operations of CMF from the date of acquisition have been included in the Company’s consolidated financial statements and are reflected in the Wholesale business unit.
4. Egypt Nitrogen Project
The Company had been developing a urea facility through its EAgrium subsidiary. EAgrium construction was halted by the Egyptian government due to local opposition in April 2008. In August 2008, the Company negotiated an alternative agreement with the government resulting in Agrium acquiring a 26 percent equity position in an existing Egyptian nitrogen production facility owned by MISR Oil Processing Company, S.A.E. (“MOPCO”) of Egypt. The MOPCO facility started commercial production in the summer of 2008. Agrium acquired its 26 percent interest through an agreement exchanging its shares and all related contractual obligations of EAgrium for shares in MOPCO. At December 31, 2008, on adjusting the carrying value of its Egypt operations to fair value, Agrium recorded an impairment charge of $87-million ($45-million net of non-controlling interests) to its Egypt operations based on the MOPCO interest received. Following completion of the agreement on January 26, 2009, Agrium no longer controls its Egypt operations and accounts for its investment in MOPCO using the equity method.
Forward contracts and interest rate swap contracts related to EAgrium construction and financing no longer qualified for hedge accounting following the decision by the Egyptian government to halt construction in the second quarter of 2008. All forward foreign exchange contracts and interest rate swap contracts were unwound during the third quarter of 2008. As a result, realized net hedging gains of $69-million are recognized in net earnings of which $28-million has been reflected in non-controlling interests.
5. Other (Income) Expenses

	2008	2007	2006

Stock-based compensation	(25)	113	30
Loss on derivative contracts	—	20	35
Environmental remediation and accretion of asset retirement obligations	15	5	12
Interest income	(57)	(30)	(16)
Foreign exchange (gain) loss	(119)	(41)	3
Bad debt expense	23	7	4
Other taxes	22	15	11
Gain on disposal of property, plant, equipment and investments	(8)	(4)	(14)
Other	20	4	20

	(129)	89	85

108	Agrium / 2008 Annual Report
6. Income Taxes

Major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates	2008	2007	2006

Earnings (loss) before income taxes and non-controlling interests
Canadian	1,180	239	(168)
Foreign	701	403	177

	1,881	642	9
Statutory rate (%)	30	33	35

Income taxes at statutory rates	571	212	3
Foreign exchange (losses) gains relating to Canadian operations	(36)	16	—
Differences in foreign tax rates	16	(17)	(15)
Canadian tax rate adjustment	—	(9)	(18)
Change in valuation allowance	26	—	—
Other	12	2	6

Income taxes	589	204	(24)

Current
Canadian	42	(5)	79
Foreign	184	90	(1)

	226	85	78

Future
Canadian	291	83	(148)
Foreign	72	36	46

	363	119	(102)

	589	204	(24)

Significant components of future income tax liabilities and assets	2008	2007

Future income tax liabilities
Depreciation and amortization	371	160
Deferred income	363	141
Other	87	77

Total future income tax liabilities	821	378

Future income tax assets
Loss carry-forwards expiring through 2028	12	7
Asset retirement obligations and environmental remediation	72	60
Employee future benefits and incentives	42	67
Other	21	13

Future income tax assets before valuation allowance	147	147
Valuation allowance	(32)	(6)

Total future income tax assets, net of valuation allowance	115	141

Net future income tax liabilities	706	237

2008 Annual Report / Agrium	109
7. Earnings Per Share

	2008	2007	2006

Numerator
Net earnings	1,322	441	33

Denominator
Weighted-average number of shares outstanding for basic earnings per share	158	135	132
Dilutive instruments(a)
Stock options(b)	1	1	1

Weighted-average number of shares outstanding for diluted earnings per share	159	136	133

Basic earnings per share	8.39	3.28	0.25
Diluted earnings per share	8.34	3.25	0.25

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.
(b)	Using the treasury stock method, stock options with an average grant price less than or equal to the average share price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2008, there were one million dilutive stock options (December 31, 2007 — one million, December 31, 2006 — two million).
8. Additional Cash Flow Information

	2008	2007

Cash	319	53
Short-term investments	55	1,456

	374	1,509

Net changes in non-cash working capital	2008	2007	2006

Accounts receivable	434	(65)	(50)
Inventories	(911)	(184)	180
Prepaid expenses and deposits	(114)	(146)	(32)
Accounts payable and accrued liabilities	(458)	137	(94)
Income and other taxes receivable/payable	(48)	(43)	(29)
Other	—	(51)	(28)

	(1,097)	(352)	(53)

Supplemental cash flow disclosure

Interest paid	92	69	61
Income taxes paid	293	123	97
Dividends per share	0.11	0.11	0.11

9. Accounts Receivable

	2008	2007

Trade accounts	963	723
Allowance for doubtful accounts	(36)	(19)
Rebates and other non-trade accounts	124	43
Derivative contracts	5	40
Income and other taxes	167	34

	1,223	821

110	Agrium / 2008 Annual Report
10. Inventories

	2008				2007
	Advanced						Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Raw materials	27	172	17	216	—	148	12	160
Finished goods	52	329	41	422	—	114	33	147
Product for resale	1,976	433	—	2,409	544	110	—	654

	2,055	934	58	3,047	544	372	45	961

As of December 31, 2008, depreciation of $12-million is recorded in inventory. For the year ended December 31, 2008, depreciation of $108-million is recorded in cost of product.
11. Property, Plant And Equipment

				2008			2007
	Estimated
	useful life		Accumulated	Net book		Accumulated	Net book
	(years)	Cost	depreciation	value	Cost	depreciation	value

Land	—	73	—	73	64	—	64
Building and improvements	3-25	568	267	301	478	243	235
Machinery and equipment	3-25	2,414	1,469	945	2,588	1,578	1,010
Assets under construction	—	691	—	691	417	—	417
Other	3-25	66	40	26	98	52	46

		3,812	1,776	2,036	3,645	1,873	1,772

12. Intangibles

				2008			2007
	Estimated
	useful life		Accumulated	Net book	Cost	Accumulated	Net book
	(years)(c)	Cost	amortization	value		amortization	value

Trade names(a)	—	30	—	30	25	—	25
Customer relationships(b)	5-15	532	35	497	32	6	26
Technology(b)	7-10	23	6	17	23	4	19
Other(b)	3-20	124	15	109	5	2	3

		709	56	653	85	12	73

(a)	Trade names have indefinite lives for accounting purposes and accordingly are not amortized. The Company completed its annual test for impairment of indefinite-lived intangibles in the third quarter of 2008 and determined that there was no impairment.
(b)	Amortization expense of finite-lived intangibles for 2008 was $42-million (2007 — $10-million) and over the next five years is estimated to be approximately $53-million annually.
(c)	At December 31, 2008 the weighted-average amortization period for finite-lived intangibles is 13 years.
13. Goodwill

				2008				2007
			Advanced				Advanced
	Retail	Wholesale	Technologies	Total	Retail	Wholesale	Technologies	Total

Balance, beginning of year	127	—	51	178	129	—	45	174
Acquired during the year	1,605	4	—	1,609	—	—	—	—
Purchase price allocation adjustments	—	—	—	—	(2)	—	4	2
Foreign exchange translation	—	—	(4)	(4)	—		2	2

Balance, end of year(a)	1,732	4	47	1,783	127	—	51	178

(a)	The Company completed its annual test for impairment of goodwill during the third quarter of 2008 and determined that there was no impairment. Due to changes in market conditions, the Company completed an additional test for impairment of goodwill during the fourth quarter of 2008 and determined that there was no impairment.

2008 Annual Report / Agrium	111
14. Investment In Equity Investee
The Company owns a 19.6 percent interest in Hanfeng Evergreen Inc., a corporation listed on the Toronto Stock Exchange. The investment is carried in the Advanced Technologies business unit. The Company’s share of earnings for 2008 was $4-million (2007 – nil).
The Company’s share of cumulative undistributed earnings of the equity investee of $4-million (2007 – nil) is included in retained earnings.
15. Other Assets

	2008	2007

Investments	27	34
Receivables	27	23
Derivative contracts	16	28
Deferred costs(a)	61	30
Other	25	28

	156	143

(a)	Amortization expense of $42-million was included in cost of product in 2008 (2007 – $26-million).
16. Debt

				2008	2007
	Rate (%)(a)	Total	Unutilized	Utilized	Utilized

Bank indebtedness
Revolving credit facilities expiring 2012(b)(c)	1.93	775	475	300	82
Accounts receivable securitization(d)	1.71	200	—	n/a	n/a

Total domestic short-term credit facilities		975	475	300	82
CMF credit facilities expiring in 2009(e)	4.65	264	144	120	—
South American credit facilities expiring 2009 to 2012(f)	5.24	226	156	70	84
EAgrium bridge loan(g)	4.74	120	—	120	—

		1,585	775	610	166

Long-term debt	2008	2007

Recourse
Unsecured
Floating rate bank loans due May 5, 2013(h)	460	—
6.75% debentures due January 15, 2019(i)(j)	500	—
7.125% debentures due May 23, 2036(j)	300	300
7.7% debentures due February 1, 2017(j)	100	100
7.8% debentures due February 1, 2027(j)	125	125
8.25% debentures due February 15, 2011(j)	125	125
Secured
Other(k)	24	22

	1,634	672
Transaction costs(l)	(12)	(7)
Current portion of long-term debt	(1)	(1)

	1,621	664

Non-recourse
EAgrium secured credit facilities	—	132
Transaction costs	—	(13)

	—	119

	1,621	783

Accounts receivable securitization

Proceeds from sales of receivables(d)	200	184
Receivables being serviced at end of year(d)	200	nil

112	Agrium / 2008 Annual Report

(a)	Weighted average rates at December 31, 2008.
(b)	On May 5, 2008, the Company increased its syndicated revolving credit facility to $775-million. Interest rates are at Canadian or U.S. prime plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin or bankers’ acceptance rate plus a variable margin.
(c)	The Company has issued letters of credit under its revolving credit facilities. Outstanding letters of credit at December 31, 2008 of $66-million reduce credit available under the facilities to $409-million.
(d)	The Company has a revolving purchase and sale agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (2007 – $200-million). The receivables are sold to an unrelated financial institution. The Company provides a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012.
(e)	The Company has access to additional credit facilities as a result of the acquisition of 70 percent of CMF on July 8, 2008. Of the total, $207-million is secured. Inventory, accounts receivable and other items with a total carrying value of $125-million are pledged as security for the utilized balance. The facilities bear interest at various base rates plus a fixed or variable margin. Includes Euro debt of $62-million.
(f)	For the facilities utilized, $8-million (2007 – $37-million) is denominated in Argentine peso. Of the total, $130-million is uncommitted of which $54-million has been utilized.
(g)	On August 25, 2008, EAgrium entered into a loan agreement for $120-million that bears interest at LIBOR plus a fixed margin. Agrium has pledged its interest in EAgrium as security for the loan. The loan is guaranteed by MOPCO and by a MOPCO shareholder. Effective January 26, 2009, MOPCO assumed this debt.
(h)	Pursuant to the UAP acquisition the Company borrowed $1,015-million at LIBOR plus 0.55%. On September 11, 2008, the Company repaid $497-million of the loans from proceeds of a public debenture offering and in October 2008 repaid $58-million. The remaining balance of $460-million is repayable on May 5, 2013.
(i)	On September 8, 2008, the Company issued $500-million of 6.75% debentures for proceeds of $495-million net of related expenses.
(j)	Debentures have various provisions that allow the Company to redeem debt prior to maturity, at the Company’s option, at specified prices.
(k)	Includes a capital lease of $14-million with an annual payment of $2-million with the final installment due 2019, relating to land and building with a carrying value of $10-million.
(l)	The Company began prospectively offsetting transaction costs against the associated debt in accordance with changes in accounting standards that became effective January 1, 2007.
(m)	The Company also maintains a $24-million irrevocable standby letter of credit facility in favor of a subsidiary. At December 31, 2008, $22-million was outstanding, which does not reduce availability under the Company’s other credit facilities.
(n)	The revolving credit facilities require the Company maintain specific covenants described in our Capital Management note.
17. Accounts Payable And Accrued Liabilities

	2008	2007

Trade	828	357
Customer prepayments	480	235
Non-trade	35	10
Accrued liabilities	654	464
Income and other taxes	86	—
Accrued interest	26	11
Dividends	9	9
Derivative contracts	82	14

	2,200	1,100

18. Other Liabilities

	2008	2007

Environmental remediation	135	117
Asset retirement obligations	86	84
Stock-based compensation	15	56
Employee future benefits
Pensions	6	6
Post-retirement benefits	59	57
Derivative contracts	11	29
Other	16	9

	328	358

19. Accumulated Other Comprehensive Income

	2008	2007

Cash flow hedges, net of tax	6	20
Foreign currency translation	(178)	64

	(172)	84

2008 Annual Report / Agrium	113
20. Employee Future Benefits

Obligations and assets		Defined benefit pension plans			Post-retirement benefit plans
	2008	2007	2006	2008	2007	2006

Change in accrued benefit obligations
Balance, beginning of year	192	184	177	89	82	44
Obligations associated with acquisitions(a)	4	—	4	—	—	—
Foreign exchange on Canadian obligations	(26)	18	—	(16)	10	—
Interest cost	12	12	10	5	6	3
Service cost	4	8	7	3	5	3
Actuarial (gain) loss	(8)	(8)	(11)	(16)	(11)	32
Amendments	2	—	4	(3)	—	—
Transfer from other plans	—	—	1	—	(1)	1
Curtailment gain(b)	—	(13)	—	—	—	—
Benefits paid	(10)	(9)	(8)	(2)	(2)	(1)

Balance, end of year	170	192	184	60	89	82

Change in plan assets
Fair value, beginning of year	166	140	126	—	—	—
Assets from acquisitions(a)	4	—	3	—	—	—
Foreign exchange on Canadian assets	(16)	13	—	—	—	—
Amendments	(7)	—	—	—	—	—
Actual return on plan assets	(27)	13	10	—	—	—
Employer contributions	3	9	9	1	2	—
Benefits paid	(10)	(9)	(8)	(1)	(2)	—

Fair value, end of year	113	166	140	—	—	—

Unfunded status	57	26	44	60	89	82
Unrecognized net loss	(52)	(19)	(31)	(9)	(42)	(48)
Unrecognized prior service cost	(3)	(5)	(5)	8	10	9

Accrued employee future benefit liability	2	2	8	59	57	43

Amounts recognized in the consolidated balance sheets consist of:
Other assets: Prepaid employee future benefits	(4)	(4)	(5)	—	—	—
Accounts payable and accrued liabilities	—	—	1	—	—	2
Other liabilities	6	6	12	59	57	41

	2	2	8	59	57	43

(a)	Obligations and assets associated with acquisitions in 2008 relate to the Company’s acquisition of UAP (2006 – Royster-Clark Ltd.)
(b)	During 2007, the Company recognized a curtailment gain of $10-million from its U.S. defined benefit pension plan.
The estimated aggregate expected contribution to fund the Company’s defined benefit plans for 2009 is $3-million.

	Defined benefit	Post-retirement
Expected benefit payments	pension plans	benefit plans	Total

2009	8	2	10
2010	15	2	17
2011	9	2	11
2012	10	2	12
2013	10	2	12
2014 through 2018	56	17	73

114	Agrium / 2008 Annual Report

Actuarial calculations of expense	2008	2007	2006

Defined benefit pension plans
Service cost for benefits earned during the year	4	8	7
Interest cost on accrued benefit obligations	12	12	10
Expected return on plan assets	(12)	(10)	(9)
Net amortization and deferral	1	2	3
Curtailment gain	—	(10)	—

Net expense	5	2	11

Post-retirement benefit plans
Service cost for benefits earned during the year	3	5	3
Interest cost on accrued benefit obligations	5	6	3
Net amortization and deferral	1	1	—

Net expense	9	12	6

Defined contribution pension plans	29	18	14

Total expense	43	32	31

Actuarial assumptions		Future benefits obligation			Future benefits expense
(percent)	2008	2007	2006	2008	2007	2006

Defined benefit pension plans
Discount rate	6	6	5	6	5	5
Long-term rate of return on assets	n/a	n/a	n/a	7	7	7
Rate of increase in compensation levels	3	4	4	4	4	4
Post-retirement benefit plans
Discount rate	6	5	5	6	5	5

Assumed and ultimate health care cost trend rates	2008	2007	2006

Health care cost trend rate assumed for the next fiscal year	8	8	9
Ultimate health care cost trend rate	5	5	5
Fiscal year the rate reaches the ultimate trend rate	2017	2014	2014

The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled. The rate is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the timing and amount of the plans’ expected cash flows.
The Company’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

	One percentage	One percentage
Effect on assumed health care cost trend rate	point increase	point decrease

Effect on accumulated post-retirement benefit obligation as of December 31, 2008	12	(9)
Effect on total of service and interest cost	2	(1)

Asset allocation and investment strategy
The investment objective of the Company is to maximize long-term return on plan assets through using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is the

2008 Annual Report / Agrium	115
Company’s policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Equity securities held by the plans do not include any of the Company’s common shares. Derivative instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure, and reduce risk. Derivative instruments may not be used to create exposures to securities which would not otherwise be permitted under the Company’s investment policy.
Defined benefit pension plan asset allocation at December 31, 2008 and 2007, and target allocation for 2009 are as follows:

Defined benefit plans – asset allocation	Target allocation		Plan assets
Asset categories (percent)	2009	2008	2007

Equity securities	50 – 74	61	65
Debt securities	26 – 50	37	30
Cash and other	0 – 10	2	5

The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans was December 31, 2007. The next required valuation date for funding purposes is December 31, 2010.
For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes was January 1, 2008 and the next required valuation is January 1, 2009.
21. Asset Retirement Obligations
The Company’s asset retirement obligations relate to nitrogen, phosphate and potash production facilities, marketing and distribution facilities, and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.

	2008	2007

Balance, beginning of year	84	71
Accretion, included in other (income) expenses	5	5
Additions	12	—
Settlements	(2)	(1)
Foreign exchange translation	(13)	9

Balance, end of year	86	84

The Company estimates that the undiscounted, inflation-adjusted cash flow required to settle asset retirement obligations is approximately $651-million (2007 – $640-million) that will be settled between 2009 and 2136. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligations.
22. Stock-based Compensation

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSAR”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SAR”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSU”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	n/a	Cash

Director’s Deferred Share Units (“DSU”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	n/a	In cash on director’s departure from the Board

116	Agrium / 2008 Annual Report
Stock Options and Tandem Stock Appreciation Rights Plan
The stock option plan permits the attachment of SAR to all grants of options. Option holders who are granted TSAR have the right to surrender vested options as cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of the Company’s shares on the New York Stock Exchange (“NYSE”) on the date of exercise over the exercise price of the TSAR. The Company expects the majority of option holders will elect to exercise their options as a SAR, surrender their options and therefore receive settlement in cash.
The Board may accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of the Company.
Stock option activity
(number of options in thousands; weighted average price in U.S. dollars)

		2008		2007		2006
Options and TSAR	Options	Price	Options	Price	Options	Price

Outstanding, beginning of year	3,041	23.93	3,860	16.18	5,671	14.80
Granted	297	74.88	493	42.96	565	24.73
Exercised	(432)	16.05	(1,312)	16.59	(2,376)	15.17

Outstanding, end of year	2,906	25.95	3,041	23.93	3,860	16.18

Exercisable, end of year	1,920	16.59	1,878	17.64	2,414	14.32
Maximum available for future grants, end of year	4,395		4,639		4,610
Cash received from equity settled awards		4		15		33
Tax benefit from equity settled awards		1		3		1

Options outstanding
(number of options in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2008		Options Outstanding		Options Exercisable
		Remaining
		contractual	Exercise
Range of Exercise Prices	Options	life	price	Options	Exercise price

Less than 9.69	50	1	9.57	50	9.57
9.69 to 12.88	702	3	12.18	702	12.18
12.89 to 15.71	745	5	14.69	656	14.55
15.72 to 24.87	647	6	22.80	395	21.82
24.88 to 51.14	467	8	39.88	117	39.88
51.15 to 112.45	295	9	74.88	—	—

	2,906	6	25.95	1,920	16.59

Stock Appreciation Rights Plan
SAR entitle an employee to receive a cash payment equal to the excess of the highest price of the Company’s shares on the NYSE on the date of exercise over the exercise price of the right.

2008 Annual Report / Agrium	117
SAR outstanding
(number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2008			SAR Outstanding		SAR Exercisable
		Remaining
Range of Exercise Prices	Units	contractual	Exercise price	Units	Exercise price
		life

Less than 22.79	51	5	15.35	51	15.35
22.79 to 29.95	110	7	24.52	55	24.52
29.96 to 39.73	128	8	39.59	32	39.59
39.74 to 84.51	78	9	74.07	—	—

	367	8	39.06	138	24.64

Performance Share Unit Plan
PSU vest based upon the relative ranking of the Company’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSU granted, up to 150 percent of the original PSU granted, depending on the Company’s relative performance ranking.
The value of each PSU granted is based on the average common share price of the Company as traded on the NYSE during the last five closing days of the three year cycle. When cash dividends are paid on the common shares of the Company, additional PSU of equivalent value are credited to the designated employee’s account.
Director’s Deferred Share Unit Plans
The Company has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSU. The number of DSU issued is calculated by dividing the director’s fees by the fair market value of the Company’s common shares on the date that the fees become payable.
Under the second plan, the Company has a DSU Plan for directors permitting grants at the discretion of the Board. Under this plan, a specified number of DSU may be granted to each director upon the approval of the Board.

Compensation (recovery) expense by plan	2008	2007	2006

Stock options and TSAR	(11)	40	10
SAR	(7)	10	1
PSU	(4)	56	16
DSU	(3)	7	3

	(25)	113	30

At December 31, 2008, there was $5-million of unrecognized compensation expense for unvested awards. During 2008, cash of $51-million was used to settle the Company’s liability for awards exercised.

118	Agrium / 2008 Annual Report
23. Commitments

	2009	2010	2011	2012	2013

Cost of product
Operating lease commitments	151	37	28	23	16
Natural gas and other	508	75	81	59	32
Power, sulfuric acid and other	88	50	32	30	32
Other
Long-term debt and capital lease repayments(a)	91	91	207	81	537

	838	253	348	193	617

(a)	Payments include interest.
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout the Company’s operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2008, expenses for operating leases were $158-million (2007– $46-million; 2006 – $57-million).
The Company’s minimum commitments for North American natural gas purchases which are floating-rate contracts are calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2008.
Agrium has a power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatt-hours of power per hour (“MW/hr”) until 2011 and 20 MW/hr for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
24. Guarantees
The Company has guaranteed rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued by the Company were approximately $90-million as at December 31, 2008. Should the Company be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.

2008 Annual Report / Agrium	119
25. Contingencies
Environmental remediation
The Company expects contingent environmental liabilities to arise out of existing and former operations. Such liabilities are different from asset retirement obligations and accrued environmental remediation liabilities because the liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. Potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.
Litigation
During 2008, six separate class action complaints were filed against the Company and a number of unrelated defendants. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. The Company believes that the allegations are without merit. At February 25, 2009, the potential exposure of these lawsuits is indeterminable.
From time to time the Company becomes involved in legal or administrative proceedings in the normal conduct of its business. Amounts involved in such matters are not reasonably estimable due to uncertainty as to the final outcome. The Company’s assessment of the likely outcome of these matters is based on its judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. The Company does not believe these matters in aggregate will have a material adverse effect on its consolidated financial position or results of operations.
Other
The Company is contractually obligated to reimburse a third party for its pro-rata share of any operating expenses or other liabilities incurred pursuant to a marketing arrangement. There were no such operating losses or other liabilities in 2008, 2007 or 2006.
The Company was contingently liable at December 31, 2008 for a maximum of $145-million (December 31, 2007 – $79-million) to repurchase certain assets from some of the Company’s rural marketing agents upon expiry of the agency agreement or resignation of the agent.

120	Agrium / 2008 Annual Report
26. Financial Instruments
Risk management
In the normal course of business, the Company’s financial position, results of operation and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. Risks managed by the company include:

Item	Affected by	Risk management policies

Sales	Product prices, Foreign currency exchange rates: USD vs. CAD, ARS (Argentine peso), Euro, GBP	Foreign currency forward and option contracts

Cost of product – natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and heat rate swap contracts

Cost of product – product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and product purchase commitments

Selling, general and administrative, and other	Currency exchange rates: USD vs. CAD, ARS,	Foreign currency forward and option contracts
expenses denominated in local currencies	Euro, GBP

Capital expenditures	Currency exchange rates: USD vs. CAD, ARS, Euro	Foreign currency forward and option contracts

Interest expense	USD and Euro interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments
Market risk – currency risk	USD balances in Canadian and European subsidiaries; Foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk – natural gas, power and nutrient price risk	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts and heat rate swap contracts to manage power price risk for up to five years

Market risk – interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at December 31, 2008 to financial instruments outstanding on that date while assuming all other variables remain constant.

2008 Annual Report / Agrium	121
Market risk
a) Currency risk
U.S. dollar denominated transactions in our Canadian operations generates foreign exchange gains and losses which are recognized in net earnings. The U.S. dollar denominated balance in Canadian operations is $1.4-billion. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $10-million.

Foreign exchange derivative			2008			2007
financial instruments outstanding	Notional		Fair value	Notional		Fair value
	(millions, buy	Maturities	assets	(millions, buy	Maturities	assets
Sell/Buy	currency)		(liabilities)	currency)		(liabilities)

CAD/EUR forwards(a)	—	—	—	EUR 1	2008	—
USD/EUR forwards(b)	EUR 15	2009	—	EUR 476	2010	47
EUR/USD forwards(c)	USD 33	2009	—	—	—	—
GBP/USD forwards(d)	USD 5	2009	—	—	—	—
USD/CAD put options purchased(e)	CAD 195	2009	2	—	—	—
USD/CAD call options sold(f)	CAD 206	2009	(20)	—	—	—

			(18)			47

Contract Rates:

(a)	2008: n/a; 2007: 0.6871 to 0.6776

(b)	2008: 0.6843 to 0.7446; 2007: 0.7412 to 0.7283

(c)	2008: 1.2590 to 1.4279; 2007: n/a

(d)	2008: 1.4657 to 1.5324; 2007: n/a

(e)	2008: 1.0413 to 1.0700; 2007: n/a

(f)	2008: 1.0900 to 1.1420; 2007: n/a
A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have an impact of less than
$1-million on comprehensive income. A $0.01 weakening of the Canadian dollar would have an equal but opposite impact. A strengthening of $0.01 of the Euro against the U.S. dollar would have decreased comprehensive income by $1-million. A $0.01 weakening of the Euro would have an equal but opposite impact.

		2008		2007
Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)	Canadian dollars	Euro	Canadian dollars	Euro

Cash and cash equivalents	211	2	740	—
Accounts receivable	115	69	241	—
Bank indebtedness	—	(62)	—	—
Accounts payable and accrued liabilities	(338)	(87)	(493)	—

	(12)	(78)	488	—

b) Commodity price risk
The Company manages the risk of changes in natural gas, power and nutrient prices using derivatives. Total change in fair value of non-qualifying derivative financial instruments during 2008 was a loss of $68-million (2007 – $20-million) which is reported in other (income) expenses, of which $8-million (2007 – $13-million) has been realized.
For natural gas derivative financial instruments outstanding at December 31, 2008, an increase of $0.10 per MMBtu would have increased net earnings by $3-million. A $0.10 decrease per MMBtu would have an equal but opposite impact.

122	Agrium / 2008 Annual Report

Natural gas, power and nutrient			2008			2007
derivative financial instruments			Fair value assets			Fair value assets
Outstanding	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF)
NYMEX contracts
Swaps(a)	33	2009 to 2013	(61)	41	2008 to 2011	(8)
Collars (swap with options)(b)	25	2009 to 2012	13	5	2008 to 2009	—
Call spreads(c)	4	2009	2	9	2008 to 2009	11
El Paso swaps(d)	2	2009	(2)	—	—	—
AECO contracts
Swaps(e)	1	2009	(1)	7	2008	1
Options(f)	13	2009	(9)	—	—	—

	78		(58)	62		4

Power – Swaps(g) (GWh)	666	2009 to 2012	6	141	2008	4
Nutrient – Urea swaps(h) (short tons)	18,000	2009	(2)	—	—	—

			(54)			8

Contract Rates:

(a)	2008: 6.96 to 9.70; 2007: 7.32 to 9.48

(b)	Swap – 2008: 8.08 to 8.60; 2007: 8.40 to 9.40. Put strike – 2008: 8.08 to 8.60; 2007: 8.40 to 9.40. Call strike – 2008: 9.95 to 18.25; 2007: 9.95 to 10.90

(c)	Lower floor strike price – 2008: 5.41 to 5.51; 2007: 5.41 to 5.82. Upper floor strike price – 2008: 7.05 to 7.31; 2007: 7.05 to 7.92.

(d)	2008: 5.58 to 5.73; 2007: n/a

(e)	2008: 6.08 to 6.10; 2007: 6.07 to 6.65

(f)	Call option strike – 2008: 7.05 to 8.30; 2007: n/a

(g)	2008: 74.40 to 77.75; 2007: 47.35 to 61.41

(h)	2008: 340.00 to 350.00; 2007: n/a
c) Interest rate risk
The Company’s exposure to floating interest rate risk is generally limited to bank indebtedness and certain cash and cash equivalents, whereas exposure to fixed interest rate risk is generally limited to the Company’s long-term debt.
The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.

2008 Annual Report / Agrium	123
Credit risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market. There were no significant uncollectible trade receivable balances at December 31, 2008.
The Company manages counterparty credit risk with policies requiring that counterparties to short-term investments and derivative contracts have an investment grade or higher credit rating. At December 31, 2008, all counterparties to derivative contracts have maintained an investment grade or higher credit rating. The Company may be exposed to certain losses in the event that counterparties to derivative contracts are unable to meet their contractual obligations. The Company enters into master netting arrangements that mitigate its exposure to counterparty credit risk. The Company anticipates that all counterparties will meet their obligations under derivative contracts. Policies also limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty.

Maximum credit exposure based on derivative contracts in an asset position	2008	2007

Foreign exchange contracts	—	47
Natural gas, power and nutrient contracts	21	21

	21	68

Liquidity risk
The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.
Fair values
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Company estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.
The fair value of derivative financial instruments is recorded as the estimated amount that the Company would receive or pay to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.
The fair value of long-term debt at December 31, 2008 was $1,578-million (December 31, 2007 – $854-million). The carrying value of long-term debt at December 31, 2008 was $1,634-million (December 31, 2007 – $804-million). The weighted-average effective interest rate on long-term debt at December 31, 2008 was 6 percent (December 31, 2007 – 8 percent). The fair value of long-term debt is determined using valuation techniques based on quoted prices for similar instruments.

124	Agrium / 2008 Annual Report
The fair values of the Company’s derivative financial instruments correspond to their carrying values.

Fair value of derivative financial instruments	2008	2007

Foreign exchange derivative contracts
Accounts receivable	—	28
Other assets	—	19
Accounts payable and accrued liabilities	(18)	—

	(18)	47

Interest rate derivative contracts
Accounts payable and accrued liabilities	—	(4)
Other liabilities	—	(26)

	—	(30)

Natural gas, power and nutrient derivative contracts
Accounts receivable	5	12
Other assets	16	9
Accounts payable and accrued liabilities	(64)	(10)
Other liabilities	(11)	(3)

	(54)	8

27. Capital Management
The Company’s primary objectives when managing capital are to provide for (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.
The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt including the current portion, net of cash. Equity includes shareholders’ equity. EBITDA is net earnings before interest expense, income taxes, depreciation, amortization and asset impairment. Interest includes interest on long-term debt plus other interest. The measures of debt, equity and EBITDA described above are non-GAAP financial measures which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

	2008	2007	2006

Net debt to net debt plus equity (%)	31	(22)	39
EBITDA interest coverage (multiple)	22.1	12.7	6.0

Subject to future market conditions, the Company may file prospectus supplements to issue up to $1,125-million of debt and equity securities under its shelf prospectus until September 2009.
The Company’s revolving credit facilities require the Company maintain a specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. The Company was in compliance with all covenants at December 31, 2008.
Normal course issuer bid
The Company filed a normal course issuer bid under which it may purchase for cancellation up to 5 percent of its currently issued and outstanding common shares. The actual number of shares purchased will be at the Company’s discretion and will depend on market conditions, share prices, the Company’s cash position and other factors. The normal course issuer bid commenced October 6, 2008 and expires October 5, 2009. During 2008, 1.2 million shares were purchased at an average price per share of $29.03.

2008 Annual Report / Agrium	125
28. Segmentation

	2008	2007	2006

Net sales
Retail
Crop nutrients	2,718	1,453	1,065
Crop protection products	2,115	619	591
Seed, services and other	683	394	319

	5,516	2,466	1,975

Wholesale
Nitrogen	1,815	1,535	1,280
Potash	816	305	213
Phosphate	847	466	298
Product purchased for resale	971	339	382
Other	237	200	96

	4,686	2,845	2,269

Advanced Technologies	352	249	101
Other	(523)	(290)	(152)

	10,031	5,270	4,193

Net earnings before income taxes
Retail	480	177	95
Wholesale	1,478	667	91
Advanced Technologies	33	13	(1)
Other	25	(142)	(113)

	2,016	715	72
Interest on long-term debt	82	52	47
Other interest	23	18	16

	1,911	645	9

Total assets
Retail	6,951	1,850	1,104
Wholesale	8,851	4,298	2,911
Advanced Technologies	340	372	277
Other	(6,324)	(688)	(1,027)

	9,818	5,832	3,265

126	Agrium / 2008 Annual Report
The Other segment is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.

			2008			2007			2006
	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill	Net Sales	PP&E	Goodwill

Canada	1,704	682	17	1,033	824	17	652	706	17
United States	7,296	535	1,762	3,659	381	161	2,954	400	157
Argentina	477	230	—	373	221	—	251	226	—
Europe	480	4	4	—	—	—	—	—	—
Egypt	—	585	—	—	346	—	—	—	—
Other	74	—	—	205	—	—	336	—	—

	10,031	2,036	1,783	5,270	1,772	178	4,193	1,332	174

29. Joint Ventures
The consolidated statements of operations, statements of cash flows and balance sheets include on a proportionate basis the Company’s 50 percent interest in Profertil S.A., Alida Limited Company, Florala, LLC and Agro Baltic Gmbh joint ventures.
A summary of the Company’s interest in the joint ventures at December 31 is as follows:

Statements of operations	2008	2007	2006

Net sales	408	261	183
Expenses	322	173	85
Income taxes	27	32	36

Proportionate share of net earnings of the joint ventures	59	56	62

Statements of cash flows	2008	2007	2006

Operating activities	61	51	60
Investing activities	(13)	(5)	(6)
Financing activities	(28)	(47)	(67)

Proportionate share of increase (decrease) in cash and cash equivalents of joint ventures	20	(1)	(13)

Balance sheets	2008	2007

Current assets	138	82
Long-term assets	213	210

	351	292

Current liabilities	104	59
Long-term liabilities	9	4

	113	63

Proportionate share of net assets of the joint ventures	238	229

Consolidated retained earnings include cumulative earnings from the Company’s interest in joint ventures of $76-million for the year ended December 31, 2008 (2007 – $56-million).
Commitments and contingencies presented in note 23 and 25 include the Company’s proportionate share of commitments and contingencies of the joint ventures.

2008 Annual Report / Agrium	127
10-Year financial highlights

(millions of U.S. dollars
except per share data and ratios)	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

INCOME STATEMENT
Net sales	1,716	1,873	2,063	2,083	2,499	2,838	3,294	4,193	5,270	10,031
Gross profit	489	547	547	519	739	905	1,038	956	1,598	3,223
EBIT (a)(c)(d)(e)(f)(g)	131	163	31	64	21	467	500	72	715	2,016
EBITDA (b)(c)	224	270	172	212	396	623	646	377	888	2,321
Net earnings (loss) (d)(e)(f)(g)	52	73	(57)	(11)	(37)	266	283	33	441	1,322
Diluted earnings (loss) per common share (d)(e)(f)(g)	0.46	0.62	(0.49)	(0.08)	(0.29)	1.91	2.12	0.25	3.25	8.34
Interest	51	52	91	85	80	69	49	63	70	105
Dividends per common share	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11
CASH FLOW
Cash provided by operating activities	152	247	76	213	175	440	450	155	494	1,044
Capital expenditures	234	179	164	52	99	82	175	209	454	506
BALANCE SHEET
Non-cash working capital	249	299	283	210	217	359	458	734	978	2,544
Total assets	1,980	2,391	2,404	2,197	2,278	2,661	2,785	3,265	5,832	9,818
Total debt	852	1,023	1,187	969	942	775	477	897	950	2,232
Shareholders’ equity	583	666	540	561	612	948	1,180	1,233	3,088	4,110
COMMON SHARE STATISTICS
Average shares outstanding (in millions)	113	112	115	123	126	131	132	132	135	158
Closing share price (U.S.$)	7.88	14.63	10.60	11.31	16.46	16.85	21.99	31.49	72.21	34.13
Market capitalization (h)	883	1,682	1,219	1,425	2,090	2,224	2,881	4,188	11,409	5,358
PROFITABILITY RATIOS
Return on average invested capital (%) (c)	7	7	—	3	1	20	19	3	17	28
Return on average shareholders’ equity (%) (c)	9	12	(10)	(2)	(7)	35	27	3	20	37
DEBT RATIOS
Debt to debt plus equity (%) (c)	59	61	69	63	61	45	29	42	24	35
EBITDA interest coverage (c)	4	5	2	3	5	9	13	6	13	22
Certain comparative figures have been reclassified to conform to the current year’s presentation.

(a)	Net earnings (loss) before interest expense and income taxes.
(b)	Net earnings (loss) before interest, income taxes, depreciation, amortization and asset impairment.
(c)	These items are not measures of financial performance under either Canadian or U.S. GAAP.
(d)	Data for 2003 includes an impairment charge on our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).
(e)	Data for 2006 includes an impairment charge on our Kapuskasing phosphate rock mine and Redwater phosphate facility of $136-million ($95-million after tax).
(f)	Data for 2008 includes an inventory and purchase commitment write-down of $216-million ($149-million net of tax).
(g)	Data for 2008 includes an impairment charge on our EAgrium investment of $87-million ($45-million net of non-controlling interest).
(h)	Market capitalization is calculated as period end common shares outstanding multiplied by period end share price.

128	Agrium / 2008 Annual Report
Directors & Officers
Agrium’s Board of Directors
Frank W. Proto, Board Chair
Ralph S. Cunningham
D. Grant Devine
Germaine Gibara
Russell K. Girling
Susan A. Henry
Russell J. Horner
A. Anne McLellan, P.C.
Derek G. Pannell
Michael M. Wilson
Victor J. Zaleschuk
Agrium’s Officers
Michael M. Wilson, President & Chief Executive Officer
Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer
Richard L. Gearheard, Senior Vice President, Agrium & President, Retail Business Unit
James M. Grossett, Senior Vice President, Human Resources
Andrew K. Mittag, Senior Vice President, Corporate Development and Strategy
Leslie A. O’Donoghue, Senior Vice President, General Counsel & Corporate Secretary
Ron A. Wilkinson, Senior Vice President, Agrium and President, Wholesale Business Unit
William (Bill) A. Boycott, Vice President, Agrium and President, Advanced Technologies Business Unit
Stephen G. Dyer, Vice President, Manufacturing
Patrick J. Freeman, Vice President & Treasurer
Kevin R. Helash, Vice President, Marketing & Distribution
Angela S. Lekatsas, Vice President & Corporate Controller
Gordon R. Miller, Vice President, Retail West Region
Christopher W. Tworek, Vice President, Special Projects
Thomas E. Warner, Vice President, Retail East Region
Compliance with NYSE Listing Standards on Corporate Governance
Our common shares are listed on the New York Stock Exchange (NYSE), but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with those standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies. Readers are also referred to the Corporate Governance Section of our web site at www.agrium.com for further information.
Dividend Information
A cash dividend of five and one half cents U.S. per common share was paid on January 15, 2009 to shareholders of record on December 29, 2008. A cash dividend of five and one half cents U.S. per common share was paid on July 3, 2008 to shareholders of record on June 12, 2008.
Stock Exchanges and Trading Symbol
Common shares are listed on the Toronto and New York Stock Exchanges under AGU.

2008 Annual Report / Agrium	129
Corporate & Shareholder Information

Corporate and Wholesale Head Office
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609
Advanced Technologies Head Office
10 Craig Street
Brantford, ON N3R 7J1
Telephone (519) 757-0077
Fax (519) 757-0080
Retail Head Offices
UNITED STATES OF AMERICA
Crop Production Services, Inc.
7251 W. 4th Street
Greeley CO 80634
Telephone (970) 356-4400
SOUTH AMERICA
Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278, Piso 2
(B1640FTX) Martinez
Provincia de Buenos Aires
Argentina
Telephone 54-11-4717-6441
Fax 54-11-4717-4833
Miguel Morley, General Manager
Wholesale Sales Offices
CANADA
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7618
Breen Neeser, Vice President, Wholesale North American Sales
UNITED STATES OF AMERICA
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4473
J Muse, Senior Director, Eastern Sales
ARGENTINA
Profertil S.A.
Puerto Ingeniero White
Zona Cangrejales
Bahia Blanca (8103)
Buenos Aires Province, Argentina
Telephone 54-291-459-8000
Fax 54-291-459-8029
Antonio Allegretta, General Manager
Investor & Media Relations Contact
Richard Downey
Senior Director, Investor Relations
Telephone (403) 225-7357
Fax (403) 225-7609
Privacy Officer
Telephone (403) 225-7542
Toll Free (877) 247-4866
Email: privacyofficer@agrium.com
Auditors
KPMG LLP
Suite 2700, 205 – 5 Avenue SW
Bow Valley Square II
Calgary, Alberta, Canada T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
Transfer Agent – Common Shares
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Telephone:
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Trustee – Unsecured Notes and Debentures
The Bank of New York Trust Company, N.A.
2001 Bryan Street
9th Floor
Dallas, Texas 75201
Attn: Bondholder Relations
Telephone: (800) 275-2048 or
(800) 254-2826
http://bondholders.bankofny.com.
Corporate Web Site
www.agrium.com
Inquiries about shareholdings, share transfer
requirements, elimination of duplicate mailings,
address changes or lost certificates should be directed
to CIBC Mellon Trust Company.

Financial Highlights
Earnings (loss) & operating cash flows

(millions of U.S. dollars, except per share amounts)	Q1	Q2	Q3	Q4	2008	2007	2006

Net sales	1,107	3,870	3,113	1,941	10,031	5,270	4,193
Cost of product	715	2,609	2,065	1,203	6,592	3,672	3,237
Inventory and purchase commitment write-down	—	—	—	216	216	—	—

Gross profit	392	1,261	1,048	522	3,223	1,598	956
Gross profit (%)	35	33	34	27	32	30	23
Expenses
Selling	103	220	243	249	815	471	390
General and administrative	33	53	66	40	192	125	96
Depreciation and amortization	13	26	44	27	110	173	169
Potash profit and capital tax	17	50	58	37	162	28	8
Asset impairment	—	—	—	87	87	—	136
Other (income) expenses	(79)	(92)	82	(40)	(129)	89	85

Earnings before interest, income taxes and non-controlling interests	305	1,004	555	122	1,986	712	72
Interest	13	25	32	35	105	70	63

Earnings before income taxes and non-controlling interests	292	979	523	87	1,881	642	9
Income taxes	97	311	168	13	589	204	(24)
Non-controlling interests	—	32	(12)	(50)	(30)	(3)	—

Net earnings	195	636	367	124	1,322	441	33

Add (deduct)
Inventory and purchase commitment write-down	—	—	—	216	216	—	—
Depreciation and amortization	36	63	72	47	218	173	169
Asset impairment	—	—	—	87	87	—	136
Stock-based compensation	(6)	115	(99)	(35)	(25)	113	30
Unrealized (gain) loss on derivative contracts	(63)	(119)	210	49	77	6	6
Unrealized foreign exchange loss (gain)	4	(9)	(10)	9	(6)	(50)	6
Future income taxes	23	161	88	91	363	119	(102)
Non-controlling interests	—	32	(12)	(50)	(30)	(3)	—
Other	18	(12)	18	(105)	(81)	47	(70)
Net change in non-cash working capital	183	(1,184)	(334)	238	(1,097)	(352)	(53)

EBIT	305	972	567	172	2,016	715	72
EBITDA	341	1,035	639	306	2,321	888	377
Capital expenditures	81	115	219	91	506	454	209
Basic earnings per share	1.24	4.03	2.32	0.79	8.39	3.28	0.25
Diluted earnings per share	1.23	4.00	2.31	0.79	8.34	3.25	0.25

Consolidated balance sheets

(millions of U.S. dollars)	Q1	Q2	Q3	Q4	2008	2007	2006

ASSETS
Current assets
Cash and cash equivalents	1,762	178	208	374	374	1,509	109
Accounts receivable	830	2,556	2,341	1,223	1,223	821	566
Inventories	1,538	2,222	2,586	3,047	3,047	961	747
Prepaid expenses and deposits	292	297	392	475	475	297	137

	4,422	5,253	5,527	5,119	5,119	3,588	1,559

Property, plant and equipment	1,779	2,029	2,179	2,036	2,036	1,772	1,332
Intangibles	76	716	663	653	653	73	75
Goodwill	177	1,665	1,750	1,783	1,783	178	174
Investment in equity investee	77	81	80	71	71	78	—
Other assets	158	195	156	156	156	143	103
Future income tax assets	—	—	—	—	—	—	22

	6,689	9,939	10,355	9,818	9,818	5,832	3,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	80	622	911	610	610	166	227
Accounts payable and accrued liabilities	1,756	2,451	2,264	2,200	2,200	1,100	715
Current portion of long-term debt	1	279	1	1	1	1	1

	1,837	3,352	3,176	2,811	2,811	1,267	943

Long-term debt	877	1,621	1,673	1,621	1,621	783	669
Other liabilities	335	343	321	328	328	358	282
Future income tax liabilities	251	603	690	706	706	237	131
Non-controlling interests	105	143	292	242	242	99	7

	3,405	6,062	6,152	5,708	5,708	2,744	2,032

Shareholders’ equity
Share capital Common shares	1,974	1,975	1,976	1,961	1,961	1,972	617
Contributed surplus	8	9	8	8	8	8	5
Retained earnings	1,223	1,850	2,217	2,313	2,313	1,024	602
Accumulated other comprehensive income	79	43	2	(172)	(172)	84	9

	3,284	3,877	4,203	4,110	4,110	3,088	1,233

	6,689	9,939	10,355	9,818	9,818	5,832	3,265

Segmented Financial Information Gross profit by business segment & product line	The supplementary financial and performance data set out below and on the reverse contains certain financial line information and other items that are not measures of our financial performance under either Canadian or U.S. GAAP

	2008										2007
								Cost of
			Inventory					Product and
			and Purchase					Inventory									Cost of
(millions of U.S. dollars,		Cost of	Commitment	Gross	Gross Profit	Sales Tonnes	Sales	Write-down	Margin	Inventory		Cost of		Gross Profit	Sales Tonnes	Sales	Product	Margin	Inventory
except margin per tonne amounts)	Net Sales	Product	Write-down	Profit	(%)	(000s)	($/Tonne)	($/Tonne)	($/Tonne)	Tonnes (000s)	Net Sales	Product	Gross Profit	(%)	(000s)	($/Tonne)	($/Tonne)	($/Tonne)	Tonnes (000s)

Retail
Crop nutrients	2,718	1,998	93	627	23						1,453	1,118	335	23
Crop protection products	2,115	1,539	—	576	27						619	438	181	29
Seed, services and other	683	460	—	223	33						394	234	160	41

	5,516	3,997	93	1,426	26						2,466	1,790	676	27

North America	5,185	3,747	85	1,353	26						2,206	1,579	627	28
International	331	250	8	73	22						260	211	49	19
Wholesale
Nitrogen
Ammonia	623	405	—	218	35	1,046	596	388	208	285	508	383	125	25	1,282	396	298	98	123
Urea	864	455	—	409	47	1,639	527	277	250	219	765	440	325	42	2,162	354	204	150	102
Other	328	243	—	85	26	866	379	281	98	187	262	204	58	22	978	268	209	59	92

Total Nitrogen	1,815	1,103	—	712	39	3,551	511	310	201	691	1,535	1,027	508	33	4,422	347	232	115	317
Potash	816	184	—	632	77	1,686	484	109	375	210	305	138	167	55	1,684	181	82	99	149
Phosphate	847	426	—	421	50	906	935	470	465	182	466	348	118	25	1,021	456	340	116	52
Other	237	169	—	68	29	583				108	200	147	53	27	772				52
Product purchased for resale	971	892	121	(42)	(4)	1,781	545	569	(24)	578	339	311	28	8	968	350	321	29	304

	4,686	2,774	121	1,791	38	8,507	551	340	211	1,769	2,845	1,971	874	31	8,867	321	222	99	874

Advanced Technologies
Controlled-release products	294	227	2	65	22						208	162	46	22
Other	58	44	—	14	24						41	32	9	22

	352	271	2	79	22						249	194	55	22

Other inter-segment eliminations	(523)	(450)	—	(73)							(290)	(283)	(7)

Total	10,031	6,592	216	3,223	32						5,270	3,672	1,598	30

Segmented financial results

(millions of U.S. dollars)	2008					2007
	Retail	Wholesale	Advanced Technologies	Other	Total	Retail	Wholesale	Advanced Technologies	Other	Total

Net sales	5,516	4,686	352	(523)	4,515	2,466	2,845	249	(290)	2,804
Cost of product	3,997	2,774	271	(450)	2,595	1,790	1,971	194	(283)	1,882
Inventory and purchase commitment write-down	93	121	2	—	123	—	—	—	—	—

Gross profit	1,426	1,791	79	(73)	1,797	676	874	55	(7)	922
Gross profit (%)	26	38	22		32	27	31	22		30
Expenses
Selling	788	29	6	(8)	27	442	27	10	(8)	29
General and administrative	59	24	31	78	133	21	22	18	64	104
Depreciation and amortization	80	4	10	16	30	33	119	16	5	140
Potash profit and capital tax	—	162	—	—	162	—	28	—	—	28
Asset impairment	—	87	—	—	87	—	—	—	—	—
Other (income) expenses	19	37	(1)	(184)	(148)	3	11	(2)	77	86

	480	1,448	33	25	1,506	177	667	13	(145)	535
Non-controlling interests	—	30	—	—	30	—	—	—	3	3

EBIT	480	1,478	33	25	1,536	177	667	13	(142)	538
EBITDA	560	1,670	50	41	1,761	210	786	29	(137)	678

Performance
Key ratios

(millions of U.S. dollars except where otherwise noted)	2008	2007	2006

DATA
Net sales	10,031	5,270	4,193
EBIT	2,016	715	72
EBITDA	2,321	888	377
Net earnings	1,322	441	33
Cash provided by operating activities	1,044	494	155
Working capital	2,308	2,321	616
Total assets	9,818	5,832	3,265
Total debt	2,232	950	897
Shareholders’ equity	4,110	3,088	1,233
Enterprise value	7,216	10,850	4,976
Number of employees	10,975	6,618	6,554
VALUE RATIOS (:1 except per share amounts)
EBITDA per share	14.69	6.58	2.86
Price to earnings ratio (P/E)	4	22	32
Price to operating cash flow (P/CF)	5	20	27
Enterprise value to EBITDA	3	12	13
Price to book value	1.3	3.7	3.4
Shareholders’ equity to total assets	0.4	0.5	0.4
Book value per common share	26.18	19.54	9.27
LIQUIDITY RATIOS (:1)
Quick ratio	0.7	2.1	0.9
Current ratio	1.8	2.8	1.7
Working capital to net sales	0.2	0.4	0.1
Net sales to total assets	1.0	0.9	1.3
Total asset turnover	1.3	1.2	1.4
PROFITABILITY RATIOS (%)
Return on average invested capital	28	17	3
Return on average shareholders’ equity	37	20	3
DEBT RATIOS (:1 except percentages)
Debt to debt plus equity (%)	35	24	42
Net debt to net debt plus equity (%)	31	(22)	39
EBIT interest coverage	19.2	10.2	1.1
EBITDA interest coverage	22.1	12.7	6.0

Definitions

EBIT =	net earnings (loss) before interest expense and income taxes

EBITDA =	net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment

Enterprise value =	net debt + (period end shares outstanding x closing share price)

Price to earnings =	closing share price diluted earnings per share + asset impairment (after tax) per share

Price to book value =	closing share price shareholders’ equity / period end shares outstanding

Quick ratio =	current assets — inventories current liabilities

Current ratio =	current assets / current liabilities

Total asset turnover =	net sales / average total assets

Return on average invested capital =	EBIT after income taxes / average invested capital

Return on average shareholders’ equity =	net earnings (loss) / average shareholders’ equity

Debt to debt plus equity =	debt(bank indebtedness and long-term debt including current portion) debt + shareholders’ equity

Net debt to net debt plus equity =	net debt(bank indebtedness and long-term debt including current portion, less cash) net debt + shareholders’ equity

EBIT interest coverage =	EBIT / interest expense

Capital Stock & Trading History
Common share data

(millions, except where otherwise noted)	2008	2007	2006

Average share price US$	68.17	45.14	25.51
Closing share price US$	34.13	72.21	31.49
Average share price C$	71.09	47.71	28.89
Closing share price C$	41.47	71.67	36.54
Period end common shares outstanding	157	158	133
Period end diluted shares outstanding	158	159	133
U.S. trading volume	1,329	399	160
Canadian trading volume	437	199	127
Total trading volume	1,766	598	287
Market capitalization US$	5,358	11,409	4,188
Market capitalization C$	6,511	11,324	4,860
Dividends per share	11c	11c	11c

Debt ratings

as at December 31, 2008	Senior Unsecured Notes and Debentures

Moody’s Investors Service	Baa2
DBRS	BBB
Standard & Poor’s	BBB
source is MD&A

General Information
Annual Wholesale production capacity by product group

(000s of tonnes)(a)	Nitrogen	Phosphate	Potash

Canada
Carseland, Alberta	680
Ft. Saskatchewan, Alberta	700
Joffre, Alberta	480
Redwater, Alberta	1,365	660
Standard/Granum, Alberta	120
Vanscoy, Saskatchewan			2,050

Total Canada	3,345	660	2,050

United States
Borger, Texas	529
Cincinnati, Ohio(b)	110
Conda, Idaho		555
Kennewick, Washington(b)	430
West Sacramento, California(b)	204

Total United States	1,273	555	—

International
Profertil, Argentina(c)	635

Total International	635	—	—

Total	5,253	1,215	2,050

(a)	Net production.

(b)	Upgrade facilities which use purchased ammonia in production of upgrade products including UAN, Urea and Nitric Acid.

(c)	Represents 50 percent Profertil S.A. production.
Product analysis

	Nutrient
	Nitrogen	Phosphorous	Potassium	Sulfur
	(%N)	(%P2O5)	(%K2O)	(%S)

Anhyrous ammonia	82	—	—	—
Urea	46	—	—	—
Urea ammonium nitrate solutions (UAN)	28-32	—	—	—
Monoammonium phosphate (MAP)	11	52	—	—
Superphosphoric acid (SPA)	—	70	—	—
Muriate of potash	—	—	60	—
Ammonium sulfate	21	—	—	24

Production factors

Ammonia (82% N)	production of 1 tonne of ammonia requires: 32-38 MMBtu of natural gas

Urea (46% N)	production of 1 tonne of urea requires: 0.58 tonne of ammonia 0.76 tonne of carbon dioxide

MAP (monoammonium phosphate)	production of 1 tonne of MAP requires: 0.128 tonne of ammonia 1.35 tonnes of 40% P2O5 phosphoric acid 1 tonne of phosphoric acid requires: 1.32 tonnes of phosphate rock 1.12 tonnes of sulphuric acid

UAN (32% N)	production of 1 tonne of UAN requires: 0.443 tonne of ammonium nitrate 0.354 tonne of urea

Agrium Inc.
Corporate Headquarters
13131 Lake Fraser Drive SE,
Calgary, Alberta,
Canada T2J 7E8
T. (403) 225-7000
Agrium U.S. Inc.
United States Headquarters
Suite 1700, 4582 South Ulster Street
Denver, Colorado,
U.S. 80237
T. (303) 804-4400
NYSE and TSX: AGU
www.agrium.com